UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

This **Manual** includes the following **information**

- Call Notice;
- Proposals;
- General Information.

TABLE OF CONTENTS

INFORMATION ON THE SHAREHOLDERS' MEETINGS

02 INFORMATION ON GENERAL MEETINGS

02 QUORUM

03 QUORUM FOR THE RESOLUTIONS

03 EXERCISE OF VOTING RIGHTS

04 HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (ADRS)

04 MULTIPLE VOTING PROCESS

05 PARTICIPATION IN THE SHAREHOLDERS' MEETINGS

05 ATTENDANCE

05 ATTORNEYS-IN-FACT

06 PARTICIPATION BY REMOTE VOTE

10 CALL NOTICE

TABLE OF CONTENTS

MEETINGS

13 SPECIAL SHAREHOLDERS´ MEETING

15 PROPOSAL FOR PARTIAL AMENDMENT TO THE BYLAWS

17 ANNUAL SHAREHOLDERS´ MEETING

22 PROPOSAL FOR OVERALL COMPENSATION AND THE AMOUNT TO SUPPORT THE MANAGEMENT'S PENSION PLAN

23 PROPOSAL FOR MONTHLY COMPENSATION OF THE FISCAL COUNCIL'S EFFECTIVE MEMBERS

TABLE OF CONTENTS

COMPLEMENTARY INFORMATION

25 CAPITAL STOCK INCREASE WITH 10% BONUS STOCK

30 TRANSCRIPT OF THE BYLAWS CONTAINING THE PROPOSED AMENDMENTS

39 NET INCOME ALLOCATION OF THE YEAR

46 CANDIDATES APPOINTED BY CONTROLLING SHAREHOLDERS TO COMPOSE THE BOARD OF DIRECTORS

49 CANDIDATES APPOINTED BY CONTROLLING SHAREHOLDERS TO COMPOSE THE FISCAL COUNCIL

50 CANDIDATES APPOINTED BY NON-CONTROLLING COMMON SHAREHOOLDERS TO COMPOSE THE FISCAL COUNCIL

64 MANAGEMENT COMPENSATION

83 POWER OF ATTORNEY SAMPLE

86 MANAGEMENT´S COMMENTS ON THE COMPANY

MESSAGE FROM THE CHAIRMAN OF THE BOARD OF DIRECTORS AND FROM THE CHIEF EXECUTIVE OFFICER

Cidade de Deus, Osasco, SP, February 6, 2017

Dear shareholders,

We are pleased to invite you to the Special and Annual Shareholders' that we will hold cumulatively at 4 p.m. on March 10, at our headquarters in Osasco, SP, Núcleo Cidade de Deus, Prédio Vermelho, at the Salão Nobre of the 5th floor, Vila Yara, in order to examine, discuss and vote on the matters of the Call Notice that we will publish in the official newspapers from tomorrow, February 7.

We must inform you that, pursuant to the laws in force, if it is not possible to attend the Meetings, from this year on Bradesco will adopt the remote voting system, a mechanism that will allow the shareholders through the simple remittance of the "Remote Voting Form", to exercise the right to vote without the need to be physically present or to previously grant a proxy for that purpose.

So, in this Manual we are making available to you, we highlight a chapter to discuss, in detail, this new system. In the other chapters, we seek to consolidate the largest number of possible information and the guidance to enable a thorough assessment for the decision-making process regarding the matters in our Agenda.

Registering our thanks for the support, preference and trust placed in Bradesco, we make ourselves available to you to provide further information.

Sincerely,

Lázaro de Mello Brandão	Luiz Carlos Trabuco Cappi
Chairman of the Board of Directors	CEO and Vice Chairman of the Board of Directors

INFORMATION ON GENERAL MEETINGS

According to Article 132 of Law No. 6,404/76, Corporations should hold their Annual Shareholders’ Meeting in 4 (four) months following the end of the fiscal year, in order to deal with the following matters:

I.          to analyze the management accounts, examine, discuss and vote on the financial statements;

II.        to resolve on the allocation of the net income for the year and the distribution of dividends; and

III.      to elect the management and the fiscal council’s members.

Other matters that are interesting to the Company, when provided by law, bylaws or listed in the Call Notice, will be discussed and resolved at the Special Shareholders’ Meeting.

According to the Sole Paragraph of Article 131 of Law No. 6,404/76, the Special and Annual Shareholders’ Meetings may be cumulatively called and held at the same place, date and time, as well as drawn up in single minutes.

Using that power, we convene the cumulative Shareholders’ Meetings to be held on March 10, 2016, at 4:00 p.m., whose Call Notice, contained in this Manual, lists, segregated and expressly, on the agenda, all matters to be discussed in the respective Shareholders’ Meetings, and no other matter pending approval by the shareholders’ meeting shall be included.

The documents mentioned in Article 133 of Law No. 6,404/76, related to the fiscal year ended on December 31, 2016, were made available to national and foreign investors (BM&FBOVESPA, CVM, SEC, NYSE and LATIBEX) on February 2, 2017 and can also be visualized on the websites of BM&FBOVESPA (www.bmfbovespa.com.br) and of CVM (www.cvm.gov.br), as well as in Bradesco’s website (www.bradesco.com.br/ri).

On February 8, 2017, the following documents shall be published in the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”:

I.          Management Report on the business and main administrative facts of the fiscal year ended;

II.        Financial Statements;

III.      Independent Auditors’ Report;

IV.      Fiscal Council’s Opinion; and

V.        Summary of the Audit Committee's Report.

All the other documents referring to the Shareholders’ Meetings are part of this Manual and are at the disposal of the shareholders at the Market Relations Department, in Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, São Paulo, which may also be viewed on Bradesco, BM&FBOVESPA and CVM websites.

QUORUM

Pursuant to Article 125 of Law No. 6,404/76, save the exceptions provided for by law, the Shareholders’ Meeting will be installed, on first call, with the attendance of shareholders representing at least ¼ (one quarter) of the voting capital stock and, on second call, it shall be installed with any number of shareholders.

The Special Shareholders’ Meeting resolving on the amendment to the Bylaws, pursuant to Article 135 of Law No. 6,404/76, will be instated on first call with the attendance of shareholders representing at least 2/3 (two thirds) of the voting capital stock, and it may be installed with any number of shareholders on second call.

QUORUM FOR THE RESOLUTIONS

According to Article 129 of Law No.  6,404/76, the resolutions shall be taken by the absolute majority of votes, not computing the blank votes.

EXERCISE OF VOTING RIGHTS

Common Shareholders

Pursuant the Brazilian legislation and Bradesco’s Bylaws, common shareholders shall be entitled to vote on all matters listed in the Agenda, Except for the separate election of members of the Board of Directors and/or Fiscal Council that may be appointed exclusively by the minority shareholders, pursuant to the following items.

Preferred shareholders and non-controlling common shareholder

In relation to the election of members to compose the Board of Directors and the Fiscal Council, Law No. 6,404/76 – items 4 and 5 of the Annual Shareholders’ Meeting Agenda - establishes the possibility of preferred shareholders and common shareholders, not part of the controlling group, elect their candidates, in a separate vote, as follows:

-   Board of Directors (item 4 of the Annual Shareholders’ Meeting Agenda)

Pursuant to the provisions of Article 141, Paragraphs Four to Six of Law No. 6,404/76, will be entitled to elect and dismiss a Board of Director’s member, in a separate voting process, except the controlling shareholder, the majority of holders:

I.          of common shares that represent, at least, 15% (fifteen percent) of the total of common shares;

II.        of preferred shares that represent, at least, 10% (ten percent) of the capital stock; and

III.      verifying that neither the holders of common nor the holders of preferred shares comprise the quantity required in the items above, they will be entitled to combine their shares to elect jointly a member for the Board of Directors, taking into consideration the quorum of 10% (ten percent) of the capital stock.

Only shareholders that prove the uninterrupted ownership of shares required during the period of at least 3 (three) months immediately preceding the Shareholders’ Meeting will be entitled to elect or dismiss Board of Director’s members by means of separate voting process.

-   Fiscal Council (item 5 of the Annual Shareholders’ Meeting Agenda)

In the establishment of the Fiscal Council the following standards will be observed:

a)        the holders of preferred shares will be entitled to elect, in a separate voting process, 1 (one) member and his/her respective alternate; non-controlling common shareholders will have the same right, since there is in the market at least 10% (ten percent) or more of common shares issued by the Company;

b)        except for the provisions in the previous item, other common shareholders may elect the effective and alternate members that, in any case, shall be equal to the number of the elected members in accordance with subparagraph “a”, plus one.

HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (ADRs)

Will be given to holders of American Depositary Receipts (ADRs) the right to vote on matters listed in the Agenda, subject to the same criteria applicable to domestic investors, according to the types of shares (common or preferred) their ADRs represent.

The ADR holders will be properly instructed by The Bank of New York Mellon, the depositary financial institution of ADRs backed by Bradesco's shares.

MULTIPLE VOTING PROCESS

Pursuant to CVM Instructions No. 165, of December 11, 1991, and No. 282 of June 26, 1998, to request the adoption of the multiple voting process in the election of the members of the Board of Directors, the requesting shareholders shall represent the minimum of 5% (five percent) of the Company’s voting capital.

As provided for in Paragraph One of Article 141 of Law No. 6,404/76, this right shall be exercised by shareholders within 48 (forty-eight) hours before the Shareholders’ Meeting, being the Presiding Board chairing the Meeting responsible for informing the shareholders in advance, in view of the “Attendance Book”, the number of votes necessary to elect each member of the Board of Directors.

The multiple voting process shall occur by assigning to each share as many votes as the members of the Board of Directors to be elected through the said system. The shareholder may accumulate votes in one candidate or distribute them among several candidates. In this process, candidates will be nominated and elected individually, with their names registered before the Board of the Meeting.

PARTICIPATION IN THE SHAREHOLDERS’ MEETINGS

Attendance

The Company’s shareholders may take part in the Shareholders’ Meetings by attending the meetings at the place they are held and by casting their vote, according to the class of shares held by them (common and/or preferred) and the matters to be voted on.

Pursuant to the provisions in Article 126 of Law No. 6,404/76, shareholders must attend the Shareholders’ Meetings providing, in addition to their identification document, a certificate of ownership of the Company’s shares, issued by the depositary and/or custodian financial institution. The management recommends that referred certificate of ownership be sent within 2 (two) business days before the date of mentioned Shareholders’ Meetings.

Legal entities shareholders, such as Companies and Investment Funds, must be represented in accordance with their Bylaws, Articles of Incorporation or Charters, delivering the documents that evidence the good standing of the representation, having with them the Minutes of the election of Management, as the case may be, at the place and time indicated in item below.

Before the Meetings are installed, shareholders will sign the Attendance Book.

Shareholders without voting rights may attend the Shareholders’ Meeting and discuss all the matters submitted for resolution, in addition to the ones contained in items 4 and 5 of the Annual Shareholders’ Meeting.

Attorneys-in-fact

Shareholders may also be represented by an attorney-in-fact appointed not more than one year, provided that he/she is a shareholder, manager of Banco Bradesco S.A., lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members, pursuant to Paragraph One of Article 126, of Law No. 6,404/76, and the power of attorney shall mandatorily bear a notarized signature of the grantor at the Notary. We also observe that the legal entities shareholders may be represented as their bylaws/articles of incorporation.

In order to help shareholders, the Power of Attorney Samples contained in this Manual may be used , in which case the attorney-in-fact shall vote in strict compliance with the instructions contained in the respective powers of attorney.

Optionally, the shareholders may also grant powers of attorney with different texts from those suggested herein, provided that they comply with the provisions of Law No. 6,404/76 and the Brazilian Civil Code.

When the shareholder is represented by an attorney-in-fact, the good standing of the power of attorney will be verified before the beginning of the Shareholders’ Meetings, as well as the ownership of shares.

In order to speed up the process and facilitate the works in the Meetings, the certificate of ownership of the shares and the power of attorney may, at the shareholder’s criteria, be sent to the Company’s headquarters, preferably, within 2 (two) business days before the date of the Shareholders’ Meetings, at Banco Bradesco S.A. – Secretaria Geral – Área Societária – Núcleo Cidade de Deus – 4o andar of Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900. Copy of the documentation may also be sent by email to governancacorp@bradesco.com.br.

Before being sent to Bradesco, the corporate and representation documents of legal entities and investment funds written in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry.

Participation by Remote Vote

As provided for in Article 21-A and pursuant to CVM Instruction No. 481/2009, the Company's shareholders may also exercise their right to vote in shareholders' meetings through the remote voting process, to be formalized in an electronic document named as "remote voting form" (Form), whose  sample is available on the Corporate Governance area of Bradesco’s Investor Relations website (www.bradescori.com.br) or on CVM - Brazilian Exchange Commission’s website (http://sistemas.cvm.gov.br/?CiaDoc).

Bradesco informs that:

✓ Common shareholders with positions held up to the date of the Meetings will be entitled to vote on all matters, except to the separate vote for the election of a member of the Fiscal Council appointed by the minority shareholders who are holders of preferred shares;

✓ The minority shareholders who are holders of preferred shares with positions held up to the date of the Meetings are entitled to vote only in the separate vote process to elect member of the Fiscal Council appointed by the shareholder(s) holder of such type of shares;

✓ If the shareholder decides for the adoption of the multiple voting process, it essentially must complete item 7 and 8, regardless of completing item 6 of the Form. In this case, the sum of the percentage of the votes among the candidates for the Board of Directors shall amount to 100% of the shares used. In order to make the understanding easier, as an example, if the shareholder wishes to distribute its votes in an equitable manner, the percentage allocated to each of the 8 candidates will be 12.5%.

The shareholder who decide to exercise his/her remote voting right must do so by one of the options described below:

I.          By delivering the Form, completed and signed, to one of Bradesco’s Branches

This option is intended exclusively to the shareholders with shares backed by Bradesco, as the registrar of shares issued by itself:

In order to offer a greater convenience to shareholders with a position in our Record Book of Shares, the entire Bradesco's Network of Branches in Brazil is available, during the business hours of the local bank,  to take measures for the shareholder to exercise its remote voting right.

To do so, the shareholder must take the following measures:

✓ Access the Corporate Governance area of Bradesco's Investor Relations website (www.bradescori.com.br) or the website of the Brazilian Securities and Exchange Commission - CVM (http://sistemas.cvm.gov.br/?CiaDoc), print the form, fill it out, initial each page and sign it.

✓  With the Form completed, initialed and signed and the documents listed in the table below, the shareholder must go to any of the 5,300 Bradesco’s Branches in up to seven (7) days before the Meeting date, i.e. up until March 3, 2017 (including this date), during the local bank's business hours, in order for the information in his/her Form to be transferred to Bradesco systems. Thus, the shareholder may monitor the transfer of its vote online.

✓  After voting, the shareholder will receive a proof of the completion of the transaction.

Documents to be presented at Bradesco’s branches, together with the Form	Individ.	Legal Entity	Inv. Fund
	X	X	X
Individual Taxpayers’ ID and Identity card with photo of the shareholder or its legal representative [1]
	-	X	X
Articles of Incorporation or Bylaws consolidated and updated[2]

	-	X	X
Document proving the powers of attorney [2]
	-	-	X
Consolidated and updated fund regulation

(1)           Identity cards accepted: Identity Card, Identity Card of Foreigner, National Driving License, Passport and professional registration officially recognized

(2)           For investment funds, documents of the manager and/or administrator, pursuant to the voting policy.

Before being forwarded to Bradesco, corporate and representation documents of the legal entity and the investment fund drawn up in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry (a certified translation is not required).

Important: Forms received by the Company after the end of the bank’s business hours, on March 3, 2017, will be disregarded.

The Management highlights that the procedures above cannot be adopted for the holders of shares in custody at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros and/or with any other custodian agent. In this case, the provisions of item II below must be observed.

II.        By vote instructions conveyed by the shareholders to its respective custody agents

This option is intended exclusively for the shareholders who own shares held in custody at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (BM&FBOVESPA). In this case, the remote voting shall be exercised by the shareholders in accordance with the procedures adopted by the Institutions and/or Brokers holding their positions in custody;

The holder of shares deposited at BM&FBOVESPA that chooses to exercise their remote voting right must do so by forwarding their voting instructions to the Institution and/or Broker (Custody Agent) holding their shares in custody, subject to the rules set forth by the latter, which, as a result, shall forward such vote statements to the Central Depository of BM&FBOVESPA.

Given that the services to receive and convey the instructions to complete the remote voting form is optional for Custody Agents, we recommend that the shareholders verify if their custodian is entitled to provide such services and also check the procedures set forth by them to issue the voting instructions, as well as the documents and information required by them.

Under Article 21-B of CVM Instruction 481/2009, the shareholder must send the instructions to complete the Form to their custodians within 7 days before the date of the Meeting, i.e. until March 3, 2017 (including this date), unless there is a different term established by their custodians.

Bradesco informs that, if your Custody Agent does not provide the remote voting service, the shareholder will have the option to send its Form and applicable documents directly to the Company itself, pursuant to item III below.

III.      By forwarding its vote instruction directly to the Company

If the shareholders wish to submit their voting instructions directly to the Company, they should access the Corporate Governance area of Bradesco's Investor Relations website (www.bradescori.com.br) or the website of the Brazilian Securities and Exchange Commission - CVM (http://sistemas.cvm.gov.br/?CiaDoc), print the form, fill it out, initial each page and sign it.

After this, they should forward the Form duly completed, initialed and signed, along with certified copies of the documents listed in the table below, to the following address: Banco Bradesco S.A., Secretaria Geral – Área Societária, Núcleo Cidade de Deus, Prédio Vermelho, 4o andar, CEP 06029-900, Osasco, SP, Brasil.

Documents to be presented at Bradesco’s branches, together with the Form	Individ.	Legal Entity	Inv. Fund
	X	X	X
Individual Taxpayers’ ID and Identity card with photo of the shareholder or its legal representative [1]

	-	X	X
Articles of Incorporation or Bylaws consolidated and updated[2]

	-	X	X
Document proving the powers of attorney [2]

	-	-	X
Consolidated and updated fund regulation

(1)                Identity cards accepted: Identity Card, Identity Card of Foreigner, National Driving License, Passport and professional registration officially recognized

(2)                For investment funds, documents of the manager and/or administrator, pursuant to the voting policy.

We note that, before being sent to Bradesco, the corporate and representation documents of legal entities and investment funds written in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry (a certified translation is not required).

The shareholder may also, if it wishes, to anticipate the forwarding of documents to the Company, by sending scanned copies of the Form and the above documents to the email address governancacorp@bradesco.com.br. In any case, Bradesco must receive, up until March 3, 2017 (including this dater), in the Núcleo Cidade de Deus - 4o andar do Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900, the original Form and the certified copy of the other documents send by e-mail by the shareholder.

In up to three (3) days after the receipt of such documents, the Company will notify the shareholders, through the electronic address informed by the shareholder in the Form(*), regarding  the receipt of the documents and their acceptance.

 (*) The shareholder must appoint his/her e-mail in the third box of the Form (Instructions to complete the form).

The Form received by Bradesco which is not fully and regularly completed and/or is not accompanied by the supporting documents listed above will be disregarded.

The information on any Form and relevant documents disregarded will be sent by Bradesco through the electronic address provided by the shareholder in the Form, together with the necessary guidance for its rectification. In any case, the Form eventually rectified by the shareholder, as well as the documentation, must also be received by Bradesco until March 3, 2017 (including this date).

General Information

The Company highlights that:

✓    as established by Article 21-S of CVM Instruction 481, the Central Depositary of BM&FBOVESPA, when it receives voting instructions by the shareholders through their respective custodian agents, will disregard any divergent instructions in relation to the same resolution that may have been issued by the same Individual or Corporate Taxpayer's ID.

✓     after the period for remote voting ends, i.e. up until March 3, 2017 (including this date), the shareholder may not change the voting instructions already sent, unless he is present at the General Meeting or represented by proxy, through an explicit request to disregard the voting instructions sent through the Form, before casting the respective matter(s) to vote.

CALL NOTICE

Banco Bradesco S.A.

Corporate Taxpayer's ID No. 60.746.948/0001-12 - State Registry 35.300.027.795

Publicly-Held Company

Special and Annual Shareholders’ Meetings

CALL NOTICE

We invite the shareholders of this Company to meet at the cumulative Special and Annual Shareholders’ Meetings, on March 10, 2017, at 4 p.m., at the Company’s headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, in order to:

Special Shareholders’ Meeting

1)      resolve on the Board of Directors’ proposal to increase the capital stock in R$8,000,000,000.00, increasing it from R$51,100,000,000.00 to R$ 59,100,000,000.00, with bonus stock, by means of capitalization of part of the balance of the “Profit Reserves – Statutory Reserve”, according to the provisions of Article 169 of Law No. 6,404/76, by issuing 555,360,173 book-entry, registered shares, with no par value, of which 277,680,101 are common shares and 277,680,072 are preferred shares, to be attributed free of charge to shareholders at the ratio of 1 new share to each 10 shares of the same type they hold on the record-date, with the consequent amendment to the “caput” of Article 6 of the Bylaws; and

2)      resolve on the Board of Directors’ proposal to partially amend the Bylaws, (i) in item “p” of Article 9, regarding the Board of Directors’ duties to establish the compensation for the Audit Committee’s members;  (ii) in Paragraph Two of Articles 12 and 13, in the “caput” of Article 17 and in the Section III of Article 27, improving their wording; (iii) in Article 21, due to the change to the term of office and to formalize the criteria for the appointment and dismissal of the members of the Audit Committee; and (iv) in item “a” of Article 24, adjusting the minimum period to convene the Shareholders’ Meetings of the Company to comply with the provisions of Article 8 of CVM Instruction No. 559, of March 27, 2015.

Annual Shareholders’ Meeting

1)        acknowledge the management accounts and examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2016;

2)        resolve on the Board of Directors’ proposal for the allocation of the net income of the fiscal year 2016;

3)        establish the number of members of the Board of Directors;

4)        elect the members of the Board of Directors, according to the provisions of Articles 141 and 147 of Law No. 6,404, of December 15, 1976, and of CVM Instruction No. 367, of May 29, 2002, being necessary, pursuant to the provisions of CVM Instructions No. 165, of December 11, 1991, and No. 282, of June 26, 1998, at least 5% (five percent) of the voting capital so that the shareholders may request the adoption of multiple voting process;

5)        elect the Fiscal Council’s members, observing the provisions of Article 161 and 162 of Law No.  6,404, of December 15, 1976;

6)        resolve on the overall compensation and the amount to support the Management’s Pension Plan; and

7)        resolve on the monthly compensation of the Fiscal Council’s effective members.

Participation in the Meetings: pursuant to Article 126 of Law No. 6,404, of December 15, 1976, and later amendments, in order to attend and resolve on the Shareholders’ Meetings, shareholder must observe that:

•           in addition to the identification document, he/she must also provide a certificate of ownership of the shares issued by the Company, issued by the custodian financial institution. For the holder of book-entry shares held in custody at Bradesco, the presentation of said certificate is waived;

•           in the event of impossibility to attend the Shareholders’ Meetings, the shareholder may also be represented by an attorney-in-fact appointed not more than one year, provided that he/she is a shareholder, manager of the Company, lawyer or financial institution, being incumbent upon the investment fund manager to represent its condominium members, observing that legal entities shareholders might also be represented according to their bylaws/articles of incorporation;

•           before being forwarded to the Company, the powers of attorney drawn up in foreign language must be translated into Portuguese and their translation must be registered at the Registry of Deeds and Documents;

•           in order to speed up the process and facilitate the works in the Shareholders’ Meetings, we request that the certificate of ownership of the shares, the power of attorney and any voting declarations be sent to the Company’s headquarters, preferably within 2 (two) business days before the date of the Shareholders’ Meetings, at Banco Bradesco S.A. – General Secretary – Corporate Area – Núcleo Cidade de Deus - 4o andar do Prédio Vermelho - Vila Yara - Osasco, SP - CEP 06029-900. Copy of the documentation may also be sent by email to governancacorp@bradesco.com.br.

•           if you choose the remote voting process, up until March 3, 2017 (this date included) you must convey the instructions to complete the form, sending the said Remote Voting Form: 1) to the registrar of the Company's shares through all Bradesco’s Branch Network; or 2) to your custodians that provide this service in case of holders of shares deposited in the central depository or, in case of shares not deposited in the central depository; and 3) directly to the Company. For more information, see the rules of CVM Instruction 481/2009 and the procedures described in the Form made available by the Company, as well as on the said Manual for Participation in the Special and Annual Shareholders’ Meetings;

•           in any separate election to the Board of Directors, only the votes of shareholders who prove the uninterrupted ownership of the shareholding during the period of at least 3 (three) months immediately prior to the Shareholders' Meeting will be considered valid, as established in Paragraph Six of Article 141 of Law 6404/76.

________________________________________________________________________

Documents made available to shareholders: all legal documents and further information necessary for analysis and exercise of voting right are available to shareholders at the Market Relations Department, in Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, São Paulo, and on the websites www.bradesco.com.br – Corporate Governance – Shareholders, BM&FBovespa (www.bmfbovespa.com.br) and CVM (www.cvm.gov.br).

Eventual clarifications may be obtained on the Investor Relations website - www.bradesco.com.br/ir – Corporate Governance, in the Bradesco’s Branches Network or via e-mail governancacorp@bradesco.com.br .

Cidade de Deus, Osasco, SP, February 6, 2017

Lázaro de Mello Brandão

Chairman of the Board of Directors

SPECIAL SHAREHOLDERS' MEETING

Proposal for the capital increase with a bonus of 10% in shares

Dear shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits, to be examined and resolved by you, proposal to increase the capital stock by R$8,000,000,000.00, going from R$51,100,000,000.00 to R$59,100,000,000.00, with bonus in shares, through the capitalization of part of the balance of the "Profit Reserve - Statutory Reserve", pursuant to Article 169 of Law No. 6,404/76, issuing 555,360,173 registered book-entry shares with no par value, being 277,680,101 common shares and 277,680,072 preferred shares, which will be allocated free of charge to the shareholders in the proportion of 1 new share for each 10 shares of the same type they hold on the base-date:

I.          Goals: the bonus operation’s purpose is to: a) increase the liquidity of the shares in the market, considering that the greater amount of outstanding shares will possibly generate a growth in the business; b) enable an adjustment in the shares price, making the unit price more attractive and accessible to a larger number of investors; and c) improve the compliance of the balance of the profit reserve with the legal limits.

II.        Data-Base of Right to Bonus Stock: it will be announced to the market after the approval of the respective process by the Central Bank of Brazil.

III.      Trading: current shares will continue to be traded with the right to bonus and the new shares shall be available for trading after the approval of the said process by the Central Bank of Brazil and the inclusion in the position of the shareholders, which will be dealt with in a notice to the market.

IV.      Right to Shares with Bonus – will be entitled to dividends and/or interest on own capital that may be declared as of the date of their inclusion in the position of shareholders. They are also entitled, in full, to any benefits attributed to other shares as of the aforementioned date.

V.        Monthly Interest on Shareholders’ Equity: will be maintained at R$0.017249826 per common share and R$0.018974809 per preferred share (gross), with the payment for the net amount of R$0.014662352 per common share and R$0.016128588 per preferred share, after the deduction of tax income at the source of 15% (fifteen percent). Will continue to be paid in accordance with the Systematics of Monthly Payment of Dividends/Interest on Equity. Income tax at the source does not apply to legal entities that are exempt from this tax. Thus, the total amount paid monthly to the shareholders will have an increase of 10%, after the inclusion of the new shares into its position.

VI.      Fractions of Shares: the bonus will always occur in whole numbers. Shares remaining unsubscribed arising from the fractions of shares will be separated, grouped in whole numbers and sold in an auction to be held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (BM&FBOVESPA). After the approval needed for the process by the Central Bank of Brazil and, prior to the sale, Bradesco will establish a period of no less than 30 days, during which the shareholders may transfer the fractions of shares, as provided for in Paragraph Three of Article 169 of Law No. 6,404/76. After the sale of the shares, the respective amounts will be made available to the shareholders entitled thereto. Other details will be announced to the shareholders in due course.

VII.    Cost of the Shares with Bonus: the cost attributed to the shares with bonus is of R$14.405066098 per share, regardless of the species, for the purposes of Article 10 of Law No. 9,249 of December 26, 1995 (with new wording granted by Law 12,973, of May 13, 2014), and Paragraph One of Article 58 of Instruction No.  1,585, of August 31, 2015, of the Internal Revenue Service.

VIII.  Additional Procedures - Payment of Fractions of Shares: the amounts resulting from the fractions of shares will be made available to the shareholders as follows:

a)        to those shareholders whose shares are deposited in the Company and with their registration and banking data up to date, through a credit to be made in the bank accounts at a Financial Institution appointed by them. Those whose such data is not updated should seek a Bradesco Branch of their choice with their Individual Taxpayer's ID, their Identity Card (RG) and their proof of residence to update their registration data and receive the respective amounts to which they are entitled to; and

b)        those whose shares are deposited at BM&FBOVESPA S.A., by means of the Institutions and/or Brokers that maintain their positions in custody.

If the proposal is approved, the "caput" of Article 6 of the Bylaws will be amended to reflect the increase of the stock capital, which will become effective with the following wording after the process is approved by the Central Bank of Brazil: "Article 6) The capital stock is 59,100,000,000.00 (fifty-nine billion and one hundred million reais), divided into 6,108,961,905 (six billion, one hundred and eight million, nine hundred and sixty-one thousand, nine hundred and five)book-entry, registered shares, with no par value, of which 3,054,481,112 (three billion, fifty-four million, four hundred and eighty-one thousand, one hundred and twelve) are common shares and 3,054,480,793 (three billion, fifty-four million, four hundred and eighty thousand, seven hundred and ninety-three) are preferred shares."

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-

Additional information may be found in the Attachment concerning the capital increase, in accordance with Attachment 14 required by Article 14 of CVM Instruction No. 481 of December 17, 2009.

Proposal for partial amendment to the Bylaws

Dear shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits, for your analysis and resolution, a proposal to partially amend the Bylaws, as follows:

(i)       in item “p” of Article 9, in order to express the criteria to establish the compensation  for the members of the Audit Committee;

(ii)     in Paragraphs Two of Articles 12 and 13, in the "caput" of Article 17 and section III of Article 27, improving their wording;

(iii)   in Article 21, due to the change of the term of office and to formalize the criteria for the appointment and dismissal of the members of the Audit Committee; and

(iv)    in item "a" of Article 24, adjusting the time limit to convene the Company's Shareholders Meetings to the provisions of Article 8 of CVM Instruction 559, of March 27, 2015.

After the approval of the proposal, the above-mentioned statutory provisions will become effective with the following wording after the approval by the Brazilian Central Bank:

Article 9 - In addition to the duties set forth by law and these Bylaws, the Board's responsibilities and duties include the following: (…) p) to establish the remuneration of the Audit Committee members, observing the market’s parameters;

Article 12 - Paragraph Two - The requirements provided for in Items II of Articles 18 and 19 may be exceptionally waived by the Board of Directors up to the limit of one fourth (¼) of each of the position of the Board of Executive Officers, except in relation to the officers appointed to the positions of Chief Executive Officer and Executive Vice President.

Article 13 - Paragraph Two – The Company may also be represented by at least one (1) officer and one (1) attorney, or by at least two (2) attorneys, jointly, especially constituted by two (2) officers, as established in the previous paragraph, in which case the respective power of attorney must establish their powers, the acts they may practice and its duration.

Article 17 – “caput” - To occupy the position of Officer, the Officer must dedicate himself full time to the service of the Company. The holding of the position concurrently with other positions or professional activities is incompatible, except when of the Company’s interest, and at the discretion of the Board of Directors

Article 21 - The Company will have an Audit Committee constituted by three (3) to five (5) members of renowned technical expertise, being one (1) Coordinator, appointed and dismissible by the Board of Directors, with a five (5) years term of office, extending up to the investiture of new members appointed. Paragraph One – The members of the Audit Committee may only return to integrate the body after, at least, three (3) years from the end of the last reappointment allowed. Paragraph Two - Up to one-third (⅓) of the members of the Audit Committee may be reappointed to the body for one consecutive term, dismissed the interstices provided in Paragraph One. Paragraph Three - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee: (…) b) to review financial statements including notes, management reports and independent auditors’ report, prior to their disclosure to the market; (…) Paragraph Four – The member of the Audit Committee may be dismissed by the Board of Directors at any time during its term of office, in the event of conflicts of interest, not fulfilling the duties of its position or if it underperforms the duties expected by the Organization.

Article 24 - The Annual and Extraordinary General Meetings will be: a) convened with a minimum period of 30 (thirty) days in advance; b) presided by the Chairman of the Board, or, in his absence, by his statutory substitute, who will invite one or more shareholders to act as Secretaries.

Article 27 - The Net Income, as defined in Article 191 of the Law No.6404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order; II.constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting; III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs One and Two and three of this article, given that they are declared, guarantee to the shareholders, at every fiscal year, as amendatory minimum dividend, thirty per cent (30%) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of  the Law No.6404/76."

For additional information on the amendment of the Bylaws, required by Article 11 of CVM Instruction No. 481/09, see:

Detailing the origin and justification of the statutory amendments proposed and analysis of the legal and economic effects

Transcript of the consolidated Bylaws proposed

ANNUAL SHAREHOLDERS’ MEETING

Proposal for the net income allocation of the fiscal year 2016

Taking into account that Banco Bradesco S.A. obtained during the year ended on December 31, 2016 the net income of R$15,083,577,740.73, the Board of Directors hereby submits, for examination and resolution, the proposal to allocate as follows:

•           R$754,178,887.04 for the account of "Profit Reserve - Legal Reserve";

•           R$7,353,617,362.43 for the account of "Profit Reserve - Statutory Reserve"; and

•           R$6,975,781,491.26 for the payment of interest on equity, of which:

•           R$2,167,781,491.26 have been paid; and

•           R$4,808,000,000.00 will be paid on March 8, 2017, reaffirming that it will not be proposed to the Shareholders’ Meeting a new distribution of interest on equity/dividends for the 2016 year.

Additional information may be found in the Attachment concerning the allocation of the net income of the fiscal year , in accordance with Attachment 9-1-II of CVM Instruction No. 481 of December 17, 2009.

Proposals to establish the number of Board of Directors’ members and elect them

The controlling shareholders of Banco Bradesco S.A., represented pursuant to its Bylaws, hereby submit, for examination and resolution, observing the provisions of the “caput” of Article 8 of the Company’s Bylaws, a proposals for the:

•           Company’s Board of Directors to be comprised of, in the current fiscal year, 8 (eight) members; and

•           reelection of all the current members, Messrs.:

Lázaro de Mello Brandão, Brazilian citizen, married, bank employee, Identity Card (RG) No. 1.110.377-2/SSP-SP, Individual Taxpayer's ID (CPF) 004.637.528/72
Luiz Carlos Trabuco Cappi, Brazilian citizen, widower, bank employee, Identity Card (RG) No. 5.284.352-X/SSP-SP, Individual Taxpayer's ID (CPF) 250.319.028/68
Denise Aguiar Alvarez, Brazilian citizen, consensually separated, educator, Identity Card (RG) No. 5.700.904-1/SSP-SP, Individual Taxpayer's ID (CPF) 032.376.698/65
João Aguiar Alvarez, Brazilian citizen, married, agronomist, Identity Card (RG) No. 6.239.718-7/SSP-SP, Individual Taxpayer's ID (CPF) 029.533.938/11
Carlos Alberto Rodrigues Guilherme, Brazilian citizen, married, bank employee, Identity Card (RG) No. 6.448.545-6/SSP-SP, Individual Taxpayer's ID (CPF) 021.698.868/34
Milton Matsumoto, Brazilian citizen, married, bank employee, Identity Card (RG) No. 29.516.917-5/SSP-SP, Individual Taxpayer's ID (CPF) 081.225.550/04
José Alcides Munhoz, Brazilian citizen, married, bank employee, Identity Card (RG) No. 50.172.182-4/SSP-SP, Individual Taxpayer's ID (CPF) 064.350.330/72
Aurélio Conrado Boni, Brazilian citizen, married, bank employee, Identity Card (RG) No. 4.661.428-X/SSP-SP, Individual Taxpayer's ID (CPF) 191.617.008/00
All domiciled at Núcleo Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900

Clarify that its candidates filed, at Bradesco's headquarters, a statement, under penalty of law, that they fulfill the eligibility preconditions, pursuant to Articles 146 and 147 of Law No.6404/76 and to Resolution No. 4122/2012, of the National Monetary Council. Should they be elected, their names will be submitted to the approval of the Central Bank of Brazil, after which they will be invested to their offices for a term of one (1) year, extended until the investiture of the new members of the Board to be elected at the Annual Shareholders' Meeting to be held in 2018.

Finally, the Company states that:

•      the election of the Board members shall take place through individual vote; and

•      in case of a requirement for the adoption of the multiple voting system that complies with the applicable legal and regulatory requirements (caput and Paragraph One of Article 141 of Law 6404/1976 and CVM Instruction No. 165/1991), the number of members above mentioned may be increased by a decision to be taken by the shareholders at the same Meeting. In addition to the members mentioned above, up to two members of the board of directors may be elected at the Meeting by the minority shareholders in a separate vote, provided that the compliance with the requirements provided for in Paragraphs Four to Six of Article 141 of Law No. 6404/1976.

For additional information, see the Résumés of those appointed for the Board of Directors by the controlling shareholders, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480 of December 7, 2009, in accordance with Attachment A of CVM Instruction No. 552 of October 9, 2014.

Controlling Shareholders’ Proposal to elect members to compose the Fiscal Council

Article 20 of the Company's Bylaws  and Article 2 of the Internal Rules of the Fiscal Council and provide that the Fiscal Council shall be composed of three (3) to five (5) effective members and an equal number of alternates, shareholders or not.

Considering the provisions of letter “b” of Paragraph Four of Article 161 of Law No. 6,404/76, which gives  the shareholders voting rights (except the minority shareholders, to whom applies the letter “a” of Paragraph Four of mentioned Article) the possibility to elect the majority of the members of mentioned Body and their respective alternate members, acting as controlling shareholders, we hereby submit to you proposal for the election of the Fiscal Council’s members, all with 1 year term of office, until the Annual Shareholders’ Meeting to be held in 2018, indicating to compose it:

a)   as effective members:

Domingos Aparecido Maia, Brazilian, married, accountant, Identity Card 7.220.493-X/SSP-SP, Individual Taxpayer’s ID 714.810.018/68, domiciled on Avenida Epitácio Pessoa, 2.300, apartamento 803, Bloco 2, Ipanema, Rio de Janeiro, RJ, CEP 22411-072

José Maria Soares Nunes, Brazilian, divorced, accountant, Identity Card 10.729.603-2/SSP-SP, Individual Taxpayer’s ID 001.666.878/20, domiciled on Alameda Franca, 571, Residencial Alphaville 4, Santana de Parnaíba, SP,  CEP 06542-010

Ariovaldo Pereira, Brazilian, married, accountant, Identity Card 5.878.122-5/SSP-SP, Individual Taxpayer’s ID 437.244.508/34, domiciled on Avenida Escola Politécnica, 942, Bloco C2, ap. 172, Rio Pequeno, São Paulo, SP, CEP 05350-000

b)   as alternates of the members above mentioned, respectively, Messrs.:

Nilson Pinhal, Brazilian, married, business administrator, Identity Card 4.566.669-6/SSP-SP, Individual Taxpayer’s ID 221.317.958/15, domiciled on Avenida Doutor Martin Luther King, 1.999, apartamento 52, Edifício Lorys, Jardim Umuarama, Osasco, SP, CEP 06030-016

Renaud Roberto Teixeira, Brazilian, married, entrepreneur, Identity Card 3.022.895-5/SSP-SP, Individual Taxpayer’s ID 057.180.078/53, domiciled on Rua Edson, 291, ap. 61, Condomínio Edifício Place Saint Remy, Campo Belo, São Paulo, SP, CEP 04618-031

Jorge Tadeu Pinto Figueiredo, Brazilian, married, lawyer, Identity Card 5.546.755-6/SSP-SP, Individual Taxpayer’s ID 399.738.328/68, domiciled on Alameda Sibipiruna, 121, Edifício Catharina, ap. 171, Condomínio Condessa de São Francisco, Jardim Lorian, Adalgisa, Osasco, SP, CEP 06030-302.

We clarify that our candidates filed at the Company’s headquarters a statement, under legal penalties, declaring that they are not prevented from performing the management of a commercial company due to criminal conviction and that they fulfill the conditions set forth in Article 162 of Law No. 6,404/76. Should they be elected, they will take office after their names are approved by the Central Bank of Brazil.

For additional information, see the Résumés of those appointed for the Fiscal Council by the controlling shareholders, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480 of December 7, 2009, in accordance with Attachment A of CVM Instruction No. 552 of October 9, 2014.

Appointment of candidates to compose the Fiscal Council formalized by preferred shareholder

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404 of December 15, 1976, below we made available the names and qualifications of the candidates appointed by Mr. Roberto Kaminitz, non-controlling shareholder holder of preferred shares issued by the Company, to compose the Fiscal Council:

Effective Member

Luiz Carlos de Freitas, Brazilian, married, accountant, Identity Card 7.580.603/SSP-SP, Individual Taxpayer’s ID 659.575.638-20, domiciled on Avenida Miguel Frias e Vasconcelos, 1.200, apartamento 15, Jaguaré, São Paulo, SP, CEP 05345-000

Alternate Member

José Luiz Rodrigues Bueno, Brazilian citizen, divorced, investor, Identity Card 6.353.077-6/SSP-SP, Individual Taxpayer’s ID 586.673.188/68, domiciled at Rua Doutor Paulo Ferraz da Costa Aguiar, 1.600, Ap. 222, Bloco G, Ed. Teneriffe, Vila Yara, Osasco, SP, CEP 06026-090

For additional information, see the Résumés of those appointed for the Fiscal Council by the preferred shareholders, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480 of December 7, 2009, in accordance with Attachment A of CVM Instruction No. 552 of October 9, 2014.

We suggest the shareholder holding preferred shares that eventually already has the intention of constituting attorney-in-fact to represent him/her in the Annual Shareholders’ Meeting, use the power of attorney sample, in order to exercise his/her voting right.

Appointment of candidates to compose the Fiscal Council formalized by non-controlling common shareholder

Pursuant to item "a" of Paragraph Four of Article 161 of Law No. 6,404 of December 15, 1976, below we made available the names and qualifications of the candidates appointed by Mr. Henrique Borenstein, non-controlling shareholder holder of common shares issued by the Company, to compose the Fiscal Council:

Effective Member

João Carlos de Oliveira, Brazilian, married, business consultant, Identity Card 50.785.140-7/SSP-SP, Individual Taxpayer’s ID 171.602.609/10, domiciled at Avenida Doutor Martin Luther King, 980, apartamento 71, Torre Top, Jardim Umuarama, Osasco, SP, CEP 06030-003

Alternate Member

João Sabino, Brazilian, married, lawyer, Identity Card 10.255.945-4/SSP-SP, Individual Taxpayer’s ID 989.560.358/49, domiciled at Avenida Doutor Cândido Motta Filho, 500, casa 6, Cidade São Francisco, São Paulo, SP, CEP 05351-000

For additional information, see the Résumés of those appointed for the Fiscal Council by the non-controlling common shareholders, in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480 of December 7, 2009, in accordance with Attachment A of CVM Instruction No. 552 of October 9, 2014.

We suggest the non-controlling shareholder holding common shares that eventually already has the intention of constituting attorney-in-fact to represent him/her in the Annual Shareholders’ Meeting, use the power of attorney sample,  in order to exercise his/her voting right.

Proposal for the overall Management compensation and social security amount

The Company’s Board of Directors of this Company hereby submits for your examination and resolution proposal for the compensation (fixed and variable), at the overall annual amount of up to R$335,000,000.00, and annual amount of up to R$345,000,000.00, to support the management’s social security, for the year 2017, highlighting that:

1)         the proposed values are consistent with the great experience of the Managers and their high degree of knowledge about the Company, given that most of them built their careers in the Organization itself, as well as the need to retain their talents in an increasingly competitive market; and

2)        it will be incumbent on the Remuneration Committee to continue assessing the corporate performance, the fulfillment of the objectives and the sustainability of the business, for the purpose of checking whether the results justify the distribution of the overall annual amount of the remuneration funds up to the limit proposed.

Pursuant to letter "n" of Article 9 of the Bylaws, the Board of Directors will decide the distribution of the annual overall amount of the remuneration and social security allowance to its own members and to the members of the Board of Executive Officers.

The Management clarifies that, for this fiscal year, is proposing to increase, by 36%, of the amount for remuneration (fixed and variable) and to fund the pension plan of the managers, noting that, since 2011, the said amount has not suffered changes. However, the cumulative inflation from March/2011 to December/2016, using as the INPC index, was of 47.6%, i.e. well above the percentage of the increase that is being proposed.

For further details, see the Attachment Information on the Remuneration of Managers, pursuant to Item 13 of Attachment 24 of CVM Instruction No. 480 of December 7, 2009

Proposal for the monthly compensation of the Fiscal Council’s effective members

The Board of Directors of this Company hereby submits for your examination and resolution proposal for the monthly compensation, at the amount of R$18,000.00 to each effective member of the Fiscal Council, for the year 2017, clarifying that:

a)        the proposed amount meets the provisions of Paragraph Three of Article 162 of Law No. 6,404, of December 15, 1976, which establishes that the compensation for the Fiscal Council’s will be determined by the Shareholders’ Meeting in which they are elected and they cannot be lower, for each member in office, to 10% (ten percent) of the monthly compensation that, on average, is attributed to each Officer as fixed compensation, without the payment, according to current legislation, of benefits, expense account and participation in the Company’s profit sharing, or any other denomination; and

b)        the alternate members are remunerated only when they replace the Effective Members, in the cases of vacancy, absence or temporary impediments.

For further details, see the Attachment Information on the Remuneration of Managers,  pursuant to Item 13 of Attachment 24 of CVM Instruction No. 480 of December 7, 2009.

of the capital stock increase

ATTACHMENT 14 REQUIRED BY ARTICLE 14 OF CVM INSTRUCTION NO. 481, OF DECEMBER 17, 2009

1.    State the amount of the increase and of the new share capital.

Increase of R$8,000,000,000.00, raising the capital stock from R$51,100,000,000.00 to R$59,100,000,000.00.

2.    State if the increase will be carried out through: (a) the conversion of debentures or other debt securities into shares; (b) the exercise of the subscription rights or of the subscription warrant; (c) the capitalization of profits or reserves; or (d) the subscription of new shares

Increase through the capitalization of part of the balance of the "Profit Reserve - Statutory Reserve", in accordance with the provisions of Article 169 of Law No. 6,404/76, with a bonus of 10% in shares.

3.    Explain in detail the reasons for the increase and its legal and economic consequences

The capital increase aims to increase the liquidity of the shares in the market, considering that a greater amount of outstanding shares may generate a growth in the business, may enable an adjustment in the shares price, making the unit price more attractive and accessible to a larger number of investors and also improve the compliance of the profit reserve’s balance with the legal limits. The operation will produce legal effects solely by virtue of the assignment of ownership of 1 new share to each 10 shares of the same type previously held, getting preserved the ownership of all shareholders, without distinction, and economic effects arising from the increment of 10% in the total amount of interest on shareholders’ equity and/or dividends paid monthly, benefiting proportionally all shareholders. Will be held the monthly amount of interest on shareholders' equity and/or dividends per share, by changing the total amount due to the greater number of shares issued and received by the shareholders due to the bonus stock.

4.      Provide a copy of the audit committee's legal opinion, if applicable

Full transcription of the Fiscal Council Opinion registered in Special Meeting of mentioned Body, held on February 6, 2017: “Fiscal Council's Opinion - Banco Bradesco S.A. – The undersigned, members of the Fiscal Council of Banco Bradesco S.A., according to the provisions in Item III of Article 163 of Law No. 6,404/76, proceeding with the examination of the Board of Directors’ Proposal to increase the capital stock by means of capitalization of reserves with 10% bonus stock and the consequent amendment to the “caput” of Article 6 of the Bylaws, registered in  the Special Meeting, of said Body, held on this date, opine for the approval by the Company’s shareholders in the Special Shareholders’ Meeting to be held on March 10, 2017, at 4 p.m.” Cidade de Deus, Osasco, SP, February 6, 2017. signed) Luiz Carlos de Freitas, Domingos Aparecido Maia, José Maria Soares Nunes, Ariovaldo Pereira and João Carlos de Oliveira”.

5.      In case of capital increase through the subscription of shares

The capital stock increase will not be performed by subscription of shares, but through capitalization of profit reserves.

6.        In case of capital increase through the capitalization of profits or reserves

a.                  Inform whether the face value of shares will be changed, if applicable, or whether new shares will be distributed among shareholders

The Company’s shares, pursuant to statutory provision, have no par value, including the ones to be issued as a result of the capital stock increase proposed. The 555,360,173 shares to be issued are attributed free of charge to shareholders, as bonus stock, in the proportion of 1 new share to each 10 shares held of the same type the shareholders hold on the record-date.

b.   Inform whether the capitalization of profits or reserves will take place with or without change to the number of shares in the companies with shares with no par value

The capitalization proposed herein will increase the number of shares issued by the Company as follows:

Number of Shares	Current	Proposed
Common	2,776,801,011	3,054,481,112
Preferred	2,776,800,721	3,054,480,793
Total	5,553,601,732	6,108,961,905

c.    In the event of distribution of new shares

          i.          State the number of shares issued of each type and class

Number of Shares Issued by Type
Common	277,680,101
Preferred	277,680,072
Total	555,360,173

        ii.          Inform the percentage in shares to be received by shareholders

All shareholders will receive, as bonus stock, 10% of his/her stockholding position.

      iii.          Describe the rights, advantages and restrictions attributed to the shares to be issued

Type	Rights	Advantages	Restrictions
Common

• voting rights;

• in case of a public offer arising from the sale of control of the Company, common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controllers.

•  will be entitled to dividends and/or interest on own capital that may be declared as of the date of their inclusion in the position of shareholders. They are also entitled, in full, to any benefits attributed to other shares as of the aforementioned date.

• the conversion of common shares into preferred shares is not allowed.
Preferred

•  priority in the reimbursement of Capital Stock in the case of liquidation of the Company;

•  dividends ten percent (10%) higher than those attributed to common shares;

•  inclusion in a public offer arising from the sale of control of the Company, entitling their holders to receive a price equal to eighty percent (80%) of the amount paid per common share in the controlling block.

		• as above.	• have no voting rights, except in the cases provided for by law; • the conversion of preferred shares into common shares is not allowed.

      iv.          Inform the acquisition cost, in reais per share, to be assigned so that the shareholders can attend the art. 10 of Law No. 9,249, of 26 December 1995

The cost attributed to the bonus shares is R$14.405066098 per share, regardless of the type of share.

        v.          Inform the treatment given to fractions, if applicable

The bonus share will always occur in whole numbers. The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold at an Auction to be held at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange), whose date will be determined after the process is duly approved by the Central Bank of Brazil (BACEN).

After approval by BACEN and the realization of said auction, the respective amounts will remain available to shareholders entitled thereto.

d.  Inform the period set forth in Paragraph 3 of Article 169 of Law No. 6,404, as of 1976

Before the auction specified in item 6.c.v, the Company will establish a time limit of not less to 30 (thirty) days, during which the shareholders may transfer the fractions of shares.

e.  Inform and provide information and documents mentioned in item 5, when applicable

Not applicable.

7.    In case of capital increase by conversion of debentures or other debt securities into shares or through the exercise of subscription warrants

Not applicable

8.    The provisions in items 1 to 7 of this Attachment shall not apply to capital increases arising from option plan, in which case the issuer must inform: “...”

Not applicable

LEGAL AND ECONOMIC EFFECTS DERIVED FROM THE STATUTORY AMENDMENT

The amendment proposed to the “caput” of Article 6 of the Bylaws derives from Bradesco’s capital stock increase by means of capitalization of existing profit reserves and the resulting issuance of shares to be attributed free of charge to shareholders, as bonus stock, in the proportion of 1 new share to each 10 shares of the same type the shareholders hold on the record-date. Bradesco Management predicts that mentioned statutory amendment shall produce:

•      legal effects solely by virtue of the assignment of ownership of 1 new share for each 10 shares of the same type previously held by the shareholders, getting preserved the ownership of all shareholders, without distinction; and

•      economic effects arising from the increment of 10% in the total amount of interest on shareholders’ equity and/or dividends paid monthly, benefiting proportionally all shareholders. Will be held the monthly value of interest on shareholders' equity and/or dividends per share, by changing the total amount owing to the greater number of shares issued and received as a bonus by the shareholders.

Regarding the other statutory changes, are not expected any legal and/or economic effects as a result of the other amendments to the Bylaws, given that:

•      the amendment to item “p” of Article 9 only aims at expressing in the Bylaws the criteria to establish the compensation for the members of the Audit Committee;

•      the amendments to Paragraphs Two of Articles 12 and 13, of the "caput" of Article 17 and Section III of Article 27, are intended only to improve their wording, without amending their content;

•      the proposed amendment to Article 21 results: 1) from the change of the term of office from one (1) to five (5) years, maximum term of office allowed by the “caput” of Article 12 of the Regulation attached to the previously mentioned Resolution No. 3198, of May 27, 2004, of the National Monetary Council; and 2) formalize the criteria for the appointment and dismissal of the members of the Audit Committee, as well as the criteria to establish their remuneration to be formalized in item “p” of Article 9, remembering that the criteria mentioned are required by Paragraph One of the regulation attached to Resolution No. 3198.

•      the minimum period to convene the Shareholders' Meetings of the Company, provided for in Item "a" of Article 24, is being amended from 15 (fifteen) days to thirty (30) days in order to comply with  the provisions of Article 8 of CVM Instruction No. 559, of March 27, 2015, given that the Company is the issuer of shares working as collateral for the ADRs – American Depositary Receipts traded in the American Market (NYSE) and for the GDRs – Global Depositary Receipts traded in the European Market (Latibex), as long as the new term is complied with.

TRANSCRIPT OF THE BYLAWS CONTAINING THE AMENDMENT TO BE SUBMITTED TO THE SHAREHOLDERS AT THE SPECIAL SHAREHOLDERS’ MEETING

Current Wording	Wording Proposed
Section I - Organization, Duration and Headquarters	No amendments.
Article 1) Banco Bradesco S.A., a publicly-held company, hereinafter referred to as the Company, is governed by these Bylaws.	No amendments.

Sole Paragraph - With the admission of the Company on June 26, 2001, in the special listing segment called Level 1 of Corporate Governance of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange (BM&FBOVESPA), the Company, its shareholders, officers and members of the Fiscal Council are subject to the provisions of the Corporate Governance Level 1 Listing Regulation of the BM&FBOVESPA (Level 1 Regulation). The Company, its officers and shareholders must also observe the provisions of the Regulation for Listing of Issuers and Admission to Trading of Securities, including the rules concerning the withdrawal and exclusion of trading of securities admitted to trading on Organized Markets managed by BM&FBOVESPA.

No amendments.
Article 2) The Company’s term of duration is indefinite.	No amendments.
Article 3) The Company’s headquarter and jurisdiction are located in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo.	No amendments.

Article 4) The Company may set up or close Branches in the Country, at the discretion of the Board of Executive Officers, and Abroad, upon the additional approval of the Board of Directors, hereinafter referred to as the Board, which shall also be responsible for approving the incorporation and/or closure of any other Areas/Subsidiaries of Bradesco outside the national territory.

No amendments.
Section II - Corporate Purpose	No amendments.
Article 5) The Company’s corporate purpose is to perform general banking activities, including foreign exchange transactions.	No amendments.
Section III - Capital Stock	No amendments.

Article 6) The capital stock is R$51,100,000,000.00 (fifty one billion and one hundred million reais), divided into 5,553,601,732 (five billion, five hundred fifty-three million, six hundred one thousand, seven hundred and thirty-two) book-entry, registered shares, with no par value, of which 2,776,801,011 (two billion, seven hundred seventy-six million, eight hundred and one thousand and eleven) are common shares and 2,776,800,721 (two billion, seven hundred seventy-six million, eight hundred thousand, seven hundred and twenty-one) are preferred shares.

Article 6) The capital stock is R$59,100,000,000.00 (fifty-nine billion and one hundred million reais), divided into 6,108,961,905 (six billion, one hundred and eight million, nine hundred and sixty-one thousand, nine hundred and five) book-entry, registered shares, with no par value, of which 3,054,481,112 (three billion, fifty-four million, four hundred and eighty-one thousand, one hundred and twelve) are common shares and 3,054,480,793 (three billion, fifty-four million, four hundred and eighty thousand, seven hundred and ninety-three) are preferred shares.

Paragraph One - Common shares will provide to its holders the rights and privileges provided for by law. In case of a public offer arising from the transfer of the Company’s control, the common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controlling shareholders.

No amendments.
Paragraph Two - Preferred shares will have no voting rights, but will entitle their holders to the following rights and privileges:	No amendments.
a) priority in the reimbursement of capital stock in case of liquidation of the Company;	No amendments.
b) dividends 10% (ten percent) higher than those attributed to common shares;	No amendments.

c)     inclusion in a public offer arising from the transfer of control of the Company, entitling their holders to receive a price equal to 80% (eighty percent) of the amount paid per common share in the controlling block.

No amendments.

EQWE

Paragraph Three - In the event of a capital increase, at least 50% (fifty per cent) of the capital will be paid at the time of subscription and the remaining amount will be paid through a Board of Executive Officers’ call, as per legal precepts.

No amendments.
Paragraph Four - The Company’s shares are all book-entry, being kept into deposit accounts in the Company, issued in favor of their holders, without issuance of certificates.	No amendments.
Paragraph Five – The following actions will not be permitted:	No amendments.
a) conversion of common shares into preferred shares and vice versa;	No amendments.
b) issue of participation certificates.	No amendments.

Paragraph Six - The Company may, upon the authorization of the Board of Directors, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and posterior sale.

No amendments.
Section IV - Management	No amendments.
Article 7) The Company will be managed by a Board of Directors and an Executive Board.	No amendments.

Paragraph One - The positions of Chairman of the Board of Directors and Chief Executive Officer cannot be cumulated by the same person, except for the assumptions of vacancy which shall be purpose of specific disclosure to the market and to which measures shall be taken to fill in respective positions within 180 (one hundred and eighty) days.

No amendments.

Paragraph Two - The investiture of members of the Board of Directors and Board of Executive Officers shall be subject to the previous signature of the Management Statement of Consent, pursuant to Level 1 Regulation, as well as the compliance with applicable legal requirements.

No amendments.
Paragraph Three - The term of office of the members of the Board of Directors and of the Executive Board will be of 1 (one) year and will extend until the investiture of new elected Officers.	No amendments.
Section V - Board of Directors	No amendments.

Article 8) The Board of Directors will be constituted by 6 (six) to 10 (ten)members elected by the General Meeting, with a unified1 (one) year term of office, reelection allowed. The members elected will choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, 1 (one) Chairman and 1 (one) Vice Chairman.

No amendments.
Paragraph One - The Board’s decisions will only be valid if supported by the absolute majority of the effective members, including the Chairman, who will have the casting vote, in the event of a tie.	No amendments.

Paragraph Two - The participation of any member, absent for justifiable reason will be admitted, by means of teleconference or videoconference or by any other means of communication that can ensure the effectiveness of his/her participation, with his/her vote considered valid for all legal purposes.

No amendments.

Paragraph Three - In the event the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice Chairman will take over. In the absence or temporary unavailability of the Vice Chairman, the Chairman will appoint a substitute among other Board members. In the event of a vacancy of the Vice Chairman’s position, the Board will appoint a substitute, who will serve for the time remaining to complete the term of office of the replaced member.

No amendments.

Paragraph Four - In the event of temporary or permanent leave of any other member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard to the precepts of law and of these Bylaws.

No amendments.
Article 9) In addition to the duties set forth by law and these Bylaws, the Board's responsibilities and duties include the following:	No amendments.

DSAD

a) to ensure that the Board of Executive Officers is always rigorously capable of performing its duties;	No amendments.
b) to make sure that the corporate business is being conducted with probity, in order to preserve the Company’s credibility;	No amendments.
c) to maintain management continuity, whenever possible, which is highly recommended for the stability, prosperity and security of the Company;	No amendments.
d) to establish the general guidelines of the Company’s business, as well as to resolve on the constitution and performance of Operational Portfolios;	No amendments.

e)     to authorize, in cases of operations with companies not composing the Bradesco Organization, the acquisition, disposal and encumbrance of assets composing the permanent Assets and nonpermanent equity interest of the Company and its direct and indirect subsidiaries, when referring to amounts higher than one per cent (1%) of their respective Shareholders’ Equity;

No amendments.
f) to decide on trades involving shares issued by the Company, in accordance with Paragraph Six of Article 6;	No amendments.
g) to authorize the granting of any kind of donation, contribution or aid, regardless of the beneficiary;	No amendments.
h) to approve the payment of dividends and/or interest on shareholders’ own capital proposed by the Board of Executive Officers;	No amendments.

i)      to submit to Shareholders’ Meetings appreciation proposals aiming at increasing or reducing the capital stock, share grouping, bonuses or splits, merger, incorporation or spin-off transactions and reforms in the Company’s Bylaws;

No amendments.
j) to deliberate upon associations, involving the Company or its Subsidiaries, including participation in shareholders’ agreements;	No amendments.
k) to approve the investment of resources resulting from fiscal incentives;	No amendments.
l) to examine and resolve on budgets and financial statements submitted by the Board of Executive Officers;	No amendments.
m) to assume decision-making powers on specific matters of the Company’s interest and to deliberate upon defaulting cases;	No amendments.
n) limited to the total annual amount approved by the Shareholders’ Meeting, to distribute the compensation and social security amounts of the Managers	No amendments.

o)    to authorize, whenever necessary, the representation of the Company by a member of the Board of Executive Officers individually or by an attorney, in which case a respective mandate will indicate what actions may be practiced;

No amendments.
p) to establish the remuneration of the Audit Committee members;	p) to establish the remuneration of the Audit Committee members, observing the market’s parameters;

q)    to approve the Corporate Report on Internal Controls Conformity and determine the adoption of strategies, policies and measures focused on the diffusion of a controlling and risk mitigation culture.

No amendments.

Sole Paragraph - The Board of Directors may assign special duties to the Executive Board and to any of its members, as well as establishing committees to deal with specific matters in the scope of the Board of Directors.

No amendments.

Article 10) The Chairman of the Board shall preside the meetings of this Body, as well as the Shareholders’ Meetings, being entitled to appoint any other member of the Board of Directors to proceed so.

No amendments.
Sole Paragraph - The Chairman of the Board may call the Executive Board and participate, together with other board members, in any of its meetings.	No amendments.
Article 11) The Board will quarterly meet and, whenever necessary, in special sessions convened by the Chairman, or by half of effective Board members.	No amendments.

SADA

Section VI - Executive Board	No amendments.

Article 12) The Company’s Executive Board, elected by the Board of Directors, with a term of office of 1 (one) year, with reelection allowed, is composed of 83 (eighty three) to 108 (one hundred and eight) members, distributed, at the Board's discretion, as follows: i) seventeen (17) to twenty-seven (27) Executive Officers, with one (1) Chief Executive Officer and sixteen (16) to twenty-six (26) members distributed among the positions of Executive Vice President, Managing Officer and Deputy Officer; and ii) sixty-six (66) to eighty-one (81) members, distributed among the positions of Department Officer, Officer and Regional Officer.

No amendments.

Paragraph One - The Board of Directors will annually set, on the 1st Meeting of the Body to be held after the Annual General Meeting and, whenever appropriate, the number of Officers to be elected, designating them, by name, within the positions in the “caput” of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Articles 17, 18 and 19 hereof.

No amendments.

Paragraph Two - The requirements provided for in Items II of Articles 18 and 19, related to Executive Officers, Department Officers, Officers and Regional Officers, respectively, may be exceptionally waived by the Board of Directors up to the limit of one fourth (¼) of each of these position categories, except in relation to the Officers appointed to the positions of Chief Executive Officer and Executive Vice President.

Paragraph Two - The requirements provided for in Items II of Articles 18 and 19 may be exceptionally waived by the Board of Directors up to the limit of one fourth (¼) of each of the position of the Board of Executive Officers, except in relation to the officers appointed to the positions of Chief Executive Officer and Executive Vice President.

Article 13) The Officers shall manage and represent the Company, having powers to bind it in any acts and agreements of its interest. The Officers may condescend and waive rights and acquire, sell and encumber assets, observing the provisions of Paragraph Four of this Article and item “e” of Article 9 of the present Bylaws.

No amendments.

Paragraph One - Which due reservation to the exceptions expressly set forth herein, the Company will only be bound by the joint signatures of at least two (2) Officers, one of whom will be the Chief Executive Officer or Executive Vice President.

No amendments.

Paragraph Two – The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) especially constituted attorneys, jointly, in which case the respective power of attorney will establish their powers, the acts they may practice and its duration.

Paragraph Two – The Company may also be represented by at least one (1) officer and one (1) attorney, or by at least two (2) attorneys, jointly, especially constituted by two (2) officers, as established in the previous paragraph, in which case the respective power of attorney must establish their powers, the acts they may practice and its duration.

Paragraph Three - The Company may be also severally represented by any member of the Executive Board or by attorney with specific powers, in the following cases:	No amendments.
a) powers of attorney with "ad judicial" clause, assumption in which the power of attorney may have an indeterminate duration and be empowered;	No amendments.
b) receive judicial or extrajudicial summons or services of process;	No amendments.
c) participation in biddings;	No amendments.

d)    representation in General Meetings of Shareholders or Quotaholders of companies or investment funds in which the Company holds interest, as well as of entities in which it is partner or affiliated company

No amendments.
e) representation in public agencies and authorities, provided that this does not imply the assumption of responsibilities and/or liabilities by the Company;	No amendments.
f) in “legal testimonies”	No amendments.
Paragraph Four - Department Officers, Officers and Regional Officers are prohibited from practicing acts that imply the sale and encumbrance of assets and rights of the Company.	No amendments.
Article 14) In addition to the regular duties conferred upon them by law and by the present Bylaws, each member of the Executive Board will have the following responsibilities:	No amendments.

ADAD

a) the Chief Executive Officer shall preside the meetings of the Board of Executive Officers, supervise and coordinate the actions of its members;	No amendments.
b) Executive Vice Presidents shall collaborate with the Chief Executive Officer in the performance of his duties;	No amendments.
c) Managing Officers shall perform the duties assigned to them;	No amendments.
d) Deputy Officers shall perform the duties assigned to them by the Executive Vice-Presidents and Managing Officers;	No amendments.
e) Department Officers shall conduct the activities of the Departments they work for and assist other members of the Board of Executive Officers;	No amendments.
f) Officers shall perform the duties assigned to them and assist the other members of the Board of Executive Officers;	No amendments.
g) Regional Officers shall guide and supervise the Service Branches under their jurisdiction and perform the duties assigned to them	No amendments.

Article 15) The Executive Board will hold general meetings on a weekly basis, and special meetings whenever necessary. The decisions taken will only be valid when more than half of the effective members attend the respective meeting. The presence of the Chief Executive Officers or his substitute, who will have the casting vote in the case of a tie, is obligatory. The special meetings will be held whenever called by the Chairman of the Board, the Chief Executive Officer or by half of other Executive Officers.

No amendments.

Article 16) In the event of vacancy, absence or temporary unavailability of any Officer, including the Chief Executive Officer, it will be responsibility of the Board of Directors to appoint his substitute.

No amendments.

Article 17) To occupy the position of Officer, the Officer must dedicate himself full time to the service of the Company. The holding of the position of Officer of this Company concurrently with other positions or professional activities is incompatible, except when of the Company’s interest, and at the discretion of the Board of Directors.

Article 17) To occupy the position of Officer, the Officer must dedicate himself full time to the service of the Company. The holding of the position concurrently with other positions or professional activities is incompatible, except when of the Company’s interest, and at the discretion of the Board of Directors.

Article 18) To hold the position of Executive Officer, the candidate must also satisfy, cumulatively, the following requirements on the election date:	No amendments.
I. be under sixty-two (62) years old;	No amendments.
II. belong to the staff of employees or managers of the Company or of its subsidiaries for more than ten (10) years, with no interruptions.	No amendments.
Sole Paragraph – The provisions of item "I" of this Article is not applicable:	No amendments.
a) to the Chief Executive Officer, whose age limit is less than 67 (sixty-seven) years on the election date; and	No amendments.
b) to the other Executive Officers of the Company in office on the date of March 8, 2013, whose age limit is of less than 65 (sixty-five) years on the date of the election.	No amendments.
Article 19) To hold the position of Department Officer, Officer and Regional Officer, the candidate must, on the date of the election, satisfy, cumulatively, the following requirements:	No amendments.
I. be under sixty (60) years old;	No amendments.
II. be an employee or officer of the Company or of its subsidiaries	No amendments.

Sole Paragraph - The age limit provided for in item "I" of this Article shall not apply to the Department Officers of the Company in office on the date of March 8, 2013, to whom it is still prevailing the age limit of less than 62 (sixty-two) years on the date of the election.

No amendments.
Section VII - Fiscal Council	No amendments.
Article 20) The Fiscal Council, whose operation will be permanent, will be constituted by three (3) to five (5) effective members and an equal number of substitutes.

FSAFS

Section VIII - Audit Committee	No amendments.

Article 21) The Company will have an Audit Committee constituted by three (3) to five (5) members, being one (1) Coordinator, appointed and dismissible by the Board of Directors, with a one (1) year term of office, extending up to the investiture of new members appointed.

Article 21) The Company will have an Audit Committee constituted by three (3) to five (5) members of renowned technical expertise, being one (1) Coordinator, appointed and dismissible by the Board of Directors, with a five (5) years term of office, extending up to the investiture of new members appointed.

Paragraph One - The members of the Audit Committee may remain in the Body for a maximum of five (5) terms and may only return to integrate it after, at least, three (3) years from the end of the last reappointment allowed.

Paragraph One – The members of the Audit Committee may only return to integrate the body after, at least, three (3) years from the end of the last reappointment allowed.
Paragraph Two - Up to one-third (⅓) of the members of the Audit Committee may be reappointed to the body to the maximum of other five (5) consecutive annual terms.	Paragraph Two - Up to one-third (⅓) of the members of the Audit Committee may be reappointed to the body for one consecutive term, dismissed the interstices provided in Paragraph One.
Paragraph Three - In addition to those provided for by law or regulations, these are also attributions of the Audit Committee:	No amendments.
a) to recommend to the Board of Directors the company to be hired for rendering independent auditing services, its respective remuneration, as well as, its replacement;	No amendments.
b) to review financial statements including notes, management reports and independent auditors’ report, prior to their disclosure to the market;	b) to review financial statements including notes, management reports and independent auditors’ report, prior to their disclosure to the market;

    c)      to evaluate the effectiveness of both internal and independent audits regarding the fulfillment of legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes;

No amendments.

   d)      to evaluate the fulfillment, by the Company’s Board of Executive Officers, of recommendations made by either internal or independent auditors, as well as recommending to the Board of Directors the resolution of eventual conflicts between external auditors and the Board of Executive Officers;

No amendments.

   e)      to establish and announce the procedures for the acceptance and treatment of information related to noncompliance with legal and regulatory requirements applicable to the Company, in addition to regulations and internal codes, including the recommendation of specific procedures to protect the provider and the confidentiality of the information;

No amendments.
f) to recommend to the Board of Executive Officers correction or improvement in policies, practices and procedures included in its attributions;	No amendments.
g) to hold meetings, at least on a quarterly basis, with the Company’s Board of Executive Officers and internal and independent auditors;	No amendments.

h)         to verify, during its meetings, the fulfillment of its recommendations and/or explanations for its questions, including the planning of respective auditing works. Minutes of all meetings shall be drawn up;

No amendments.
i) to establish operating rules for its functioning;	No amendments.
j) to meet with the Fiscal Council and the Board of Directors, upon their request to discuss policies, practices and procedures identified under the scope of their respective incumbencies	No amendments.
Non-existent

Paragraph Four – The member of the Audit Committee may be dismissed by the Board of Directors at any time during its term of office, in the event of conflicts of interest, not fulfilling the duties of its position or if it underperforms the duties expected by the Organization.

ADA

Section IX - Remuneration Committee	No amendments.

Article 22) The Company will have an organizational component referred to as Remuneration Committee, which shall act on behalf of all Institutions making up Bradesco Organization, composed of three (3) to seven (7) members, appointed and dismissible from office by the Board of Directors, with one (1) year term of office, and one of them shall be designated Coordinator

No amendments.
Paragraph One - Members will be appointed among members of the Board of Directors except for one (1) member who necessarily will be non-manager.	No amendments.

Paragraph Two -The members of the Board of Directors and the non-manager member, if they are Bradesco Organization’s employees, will not be compensated for the exercise of their position as members of the Compensation Committee. When the members are not employees, when appointed, they will have compensation set forth by the Board of Directors, according to market parameters.

No amendments.

Paragraph Three - The members of the Remuneration Committee may be re-elected and they are forbidden to remain in office during a term exceeding ten (10) years. Only after the completion of this term, this member may return to the Committee, after elapsing, at least, three (3) years.

No amendments.
Paragraph Four - The Committee shall aim at assisting the Board of Directors on the management compensation policy, pursuant to prevailing laws.	No amendments.
Section X - Ombudsman	No amendments.

Article 23) The Company will have an organizational component of Ombudsman, which will act on behalf of all Institutions of the Bradesco Organization authorized by the Brazilian Central Bank, with one (1) person responsible in the position of Ombudsperson, who will be appointed by the Board of Directors, with a term of office of one (1) year, reelection allowed.

No amendments.

Paragraph One - The Ombudsman cannot be linked to an organizational component of Bradesco Organization in a way that indicates a conflict of interest or duties, like the bargaining units of product and services, the unit responsible for risk management and executive body of the internal audit's activity.

No amendments.
Paragraph Two - An officer or employee of Bradesco Organization may be appointed as Ombudsperson if he or she has:	No amendments.
a) a bachelor’s degree;	No amendments.
b) extensive knowledge of the activities developed by the institutions represented and, its products, services, processes, systems etc.;	No amendments.

c)     functional capacity to assimilate the issues that are submitted to the Ombudsman, carry out administrative consultations to sectors whose activities were questioned and direct the answers for the questions presented; and

No amendments.
d) technical and administrative conditions to comply with other requirements arising from the regulations published on the activities of the Ombudsman.	No amendments.
Paragraph Three - The Ombudsman’s duty shall be the following:	No amendments.

a)   Paragraph 3 The Ombudsman will have as duties: to ensure the strict compliance with the legal and regulatory rules concerning consumer rights and to act as a communication channel between the Institutions under the caput of this Article, customers and users of products and services, including in the mediation of conflicts;

No amendments.

b)   receive, register, provide guidance, analyze and give formal and appropriate treatment to complaints from customers and users of products and services of the Institutions under the caput of this Article which were not solved through the usual service carried out by branches or any other service stations;

No amendments.

SDFSAD

c) provide the necessary clarifications and notify the claimants on the progress of their demands and the measures adopted;	No amendments.

d)   inform the claimants of the deadline for the final answer, which may not exceed ten (10) business days and may be extended, exceptionally and in a justified manner, only once for an equal period, with the number of extensions limited to ten per cent (10%) of the total number of demands on the month, and the complainant should be informed of the reasons for the extension;

No amendments.
e) forward a conclusive answer to the demand of the claimants until the period stated in letter "d";	No amendments.
f) propose to the Board of Directors remedial or improvement measures for procedures and routines based on the analysis of the complaints received;	No amendments.

g)   every six months, prepare and submit to the Board of Directors, the Audit Committee and the Internal Audit a quantitative and qualitative report on the Ombudsman's operation, including the proposals mentioned in letter "f", when existing, and keeping them informed of the result of the measures adopted by the institution's management to address them.

No amendments.

Paragraph Four - In its absence or temporary disability, the Ombudsperson will be replaced by an official member of the Ombudsman, who meets the requirements of Paragraph Two of this Article. In case of vacancy, the Board will appoint a replacement for the remaining term of office who will complete the term of office of the person replaced.

No amendments.

Paragraph Five - The Ombudsman may be dismissed by the Board of Directors at any time during its term of office in cases of noncompliance with the obligations of its office or if it presents a performance below that expected by the Organization.

No amendments.
Paragraph Six - The Company:	No amendments.
a) will maintain adequate conditions for the functioning of the Ombudsman, as well as for its actions to be based on transparency, independence, impartiality and exemption;	No amendments.

b)    will ensure the Ombudsman's access to the information necessary to prepare the appropriate response to the complaints received, with full administrative support, and may request information and documents for the exercise of its activities.

No amendments.
Section XI - General Meetings	No amendments.
Article 24) The Annual and Extraordinary General Meetings will be:	No amendments.
a) called by sending to the shareholders a minimum fifteen (15)-day notice;	a) convened with a minimum period of 30 (thirty) days in advance;
b) presided by the Chairman of the Board, or, in his absence, by his statutory substitute, who will invite one or more shareholders to act as Secretaries.	No amendments.
Section XII - Fiscal Year and Income Distribution	No amendments.
Article 25) The fiscal year coincides with the civil year, ending on December 31.	No amendments.
The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.	No amendments.
Article 27) The Net Income, as defined in Article 191 of the Law No.6404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order:	No amendments.
I. constitution of the Legal Reserve;	No amendments.

II.          constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

No amendments.

FSAF

III.        payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs two and three of this article, given that they are declared, guarantee to the shareholders, at every fiscal year, as amendatory minimum dividend, thirty per cent (30%) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of the Law No.6404/76.

III.     payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on own capital referred to in paragraphs One and Two and three of this article, given that they are declared, guarantee to the shareholders, at every fiscal year, as amendatory minimum dividend, thirty per cent (30%) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of the Law No.6404/76.

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

No amendments.

Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

No amendments.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the head of this Article.

No amendments.

Article 28) The Net Income balance, recorded after the aforementioned distributions, will have the destination proposed by the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting, and may be fully allocated to Statutory Profit Reserves, in order to maintain an operating margin that is compatible with the development of the Company’s active operations, up to the limit of ninety-five percent (95%) of the Company’s paid-in capital share amount.

No amendments.

Sole Paragraph - In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest in shareholders ‘equity in an amount in excess of the mandatory dividend established in Article 27, Item III, and/or retention of profits pursuant to Article 196 of the Law No. 6404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article will be determined after the full deduction of such allocations.

No amendments.

ATTACHMENT 9-1-II OF INSTRUCTION NO. 481, REGARDING THE NET INCOME ALLOCATION OF THE YEAR

1.       Inform the annual net income

The net income for 2016 was of R$15,083,577,740.73.

2.      State the total amount and the amount per share of dividends, including interim dividends and interest on equity already declared

Description	Value (R$)	Amount per common share (R$)		Amount per preferred share (R$)
		Gross	Net of Withholding Income Tax	Gross	Net of Withholding Income Tax
Interest on Shareholders’ Equity paid from February/2016 to January/2017	1,165,781,491.26	0.206997912	0.175948225	0.227697708	0.193543052
Interim Interest on Shareholders’ Equity of the 1st half paid on July 18, 2016	1,002,000,000.00	0.172525087	0.146646324	0.189777596	0.161310957
Extraordinary Interest on Shareholders’ Equity declared on September 30, 2016, to be paid on March 8, 2017	3,317,000,000.00	0.571123466	0.485454946	0.628235813	0.534000441
Complementary Interest on Shareholders’ Equity declared on December 21, 2016, to be paid on March 8, 2017	1,491,000,000.00	0.256721461	0.218213242	0.282393608	0.240034567
Overall Number of Dividends and Interest on Shareholders’ Equity related to the year 2016	6,975,781,491.26	1.207367926	1.026262737	1.328104725	1.128889017

3.      State the percentage of net income distributed for the year

Description	Value (R$)	Percentage
Net Income for the Year 2016	15,083,577,740.73
Legal Reserve	754,178,887.04
Basis of Calculation of Dividends / Interest on Shareholders’ Equity	14,329,398,853.69
Interest on Shareholders’ Equity Paid	2,167,781,491.26
Interest on Shareholders’ Equity to be Paid	4,808,000,000.00
Total Gross Interest on Shareholders’ Equity	6,975,781,491.26
Withholding Income Tax on Interest on Shareholders’ Equity (*)	1,046,367,223.69
Total Net Amount of Interest on Shareholders’ Equity	5,929,414,267.57	41.38%

(*) Withholding Income Tax does not consider exempt / immune shareholders

4.      Inform the overall amount and the amount per share of dividends distributed based on income of previous years

The distribution of dividends based on the income of previous years was not proposed.

5.      Inform, deducting the dividends already paid and interest on shareholders’ equity already declared:

a.         The gross amount of dividends and interest on capital, separately, per share of each type and class

Not applicable, given that no new dividends or interest on equity will be declared.

b.        The method and term of payment of dividends and interest on equity

Not applicable, given that no new dividends or interest on equity will be declared.

c.         Any restatement and interest on dividends and interest on equity

Not applicable, given that no new dividends or interest on equity will be declared.

d.        Date of the statement of the payment of dividends and interest on equity considered for the identification of shareholders entitled to receive them

Not applicable, given that no new dividends or interest on equity will be declared.

6.      If there has been a statement of dividends or interest on equity based on the net income recorded in the semiannual balance sheets or shorter periods

a.         State the amount of dividends or interest on equity already declared

1.        R$1,165,781,491.26, regarding the monthly Interest on Shareholders’ Equity, paid on the dates contained in the table of item b.1 below;

2.        R$1,002,000,000.00, regarding the Interim Interest on Shareholders’ Equity, declared on June 22, 2016 and paid on July 18, 2016;

3.      R$3,317,000,000.00 concerning the Extraordinary Interest on Shareholders’ Equity declared on September 30, 2016, to be paid on March 8, 2017; and

4.      R$1,491,000,000.00 concerning the Complementary Interest on Shareholders’ Equity declared on December 21, 2016, to be paid on March 8, 2017.

b.        State the date of the respective payments

1.        See the following table with payments of gross monthly interest on shareholders’ equity, at the amount of R$1,165,781,491.26:

Payment date	Reference Month	Amount per common share (R$)		Amount per preferred share (R$)
		Gross	Net	Gross	Net
February 1, 2016	January	0.017249826	R$0.014662352	R$0.018974809	R$0.016128588
March 1, 2016	February
April 1,2016	March
May 2, 2016	April
June 1, 2016	May
July 1, 2016	June
August 1, 2016	July
September 1, 2016	August
October 3, 2016	September
November 1, 2016	October
December 1, 2016	November
January 2, 2017	December

2.      the value referring to Interim Interest on Shareholders’ Equity, in the amount of R$1,002,000,000.00, was paid on July 18, 2016;

3.      the amount concerning the Extraordinary Interest on Shareholders’ Equity, totaling R$3,317,000,000.00, will be paid on March 8, 2017; and

4.      the amount concerning the Complementary Interest on Shareholders’ Equity, totaling R$1,491,000,000.00, will be paid on March 8, 2017.

7.      Provide a comparative table indicating the following amounts per each type and class of share:

a.      Net income for the year and of the three (3) previous years

Year	Amount in R$
2016	2.73
2015	3.11
2014	2.73
2013	2.17

Note: book net income per share in 2013, 2014 and 2015 was adjusted by the bonus stock process that occurred in March 2016 to allow comparability.

b.      Dividends and interest on shareholders’ equity distributed in the 3 (three) previous   years

Year 2015	Per share (gross) - (R$)		Amount (R$) paid gross	Withholding Income Tax
	Common	Preferred			Amount (R$) paid net
Monthly Interest on Shareholders’ Equity (paid from February/2015 to January/2016)	0.211702	0.232873	1,068,763,689.47	160,314,553.42	908,449,136.05
Interim Interest on Shareholders’ Equity of the 1st half (paid on July 17, 2015)	0.172629	0.189892	912,000,000.00	-	912,000,000.00
Complementary Interest on Shareholders’ Equity (paid on March 1, 2016)	0.767707	0.844477	4,054,200,000.00	608,130,000.00	3,446,070,000.00
Total accrued on December 31, 2015	1.152038	1.267242	6,034,963,689.47	768,444,553.42	5,266,519,136.05

Year 2014	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax	Amount (R$) paid Net
	Common	Preferred
Monthly Interest on Shareholders’ Equity (paid from February/2014 to January/2015)	0.225816	0.248397	994,707,605.25	149,206,140.79	845,501,464.46
Interim Dividends of the 1st half (paid on July 18, 2014)	0.188201	0.207021	829,000,000.00		829,000,000.00
Complementary Interest on Shareholders’ Equity (paid on March 6, 2015)	0.590326	0.649358	2,600,300,000.00	390,045,000.00	2,210,255,000.00
Complementary Dividends (paid on March 6, 2015)	0.143154	0.157469	630,572,371.85	-	630,572,371.85
Total accrued on December 31, 2014	1.147497	1.262247	5,054,579,977.10	539,251,140.79	4,515,328,836.31

Year 2013	Per share (gross) - (R$)		Amount (R$) paid Gross	Withholding Income Tax	Amount (R$) paid Net
	Common	Preferred
Monthly Interest on Shareholders’ Equity (paid from February/2013 to January/2014)	0.225816	0.248397	972,751,912.18	145,912,786.83	826,839,125.35
Intermediary Interest on Shareholders’ Equity of the 1st half (paid on July 18, 2013)	0.188253	0.207079	829,997,720.86	124,499,658.13	705,498,062.73
Complementary Interest on Shareholders’ Equity (paid on March 7, 2014)	0.322577	0.354834	1,421,300,000.00	213,195,000.00	1,208,105,000.00
Complementary Dividends (paid on March 7, 2014)	0.193827	0.213209	853,857,874.85	-	853,857,874.85
Total accrued on December 31, 2013	0.930473	1.023520	4,077,907,507.89	483,607,444.96	3,594,300,062.93

8. In case of allocation of profits to the legal reserve

a.      Identify the amount allocated to the legal reserve

 The amount allocated to the legal reserve was R$754,178,887.04.

b.      Explain in detail the manner of calculation of the legal reserve

The allocation of a portion of net income to legal reserve is established in Article 193 of Law No. 6,404/76 and has the purpose of ensuring the integrity of the capital stock.

5% (five percent) of the net income of the year 2016, in the amount of R$15,083,577,740.73, was allocated to the legal reserve.

On December 31, 2016, the amount of the legal reserve was R$6,807,127,336.88, which was equivalent to approximately 13.32% of the Company’s paid up capital on the same date.

9.      If the company owns preferred shares entitled to fixed or minimum dividends

a.      Describe the method for calculation of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

b.      Inform on whether the income for the year is sufficient for full payment of fixed or minimum dividends

The Company has no preferred shares entitled to fixed or minimum dividends.

c.       Identify whether any unpaid installment is cumulative

The Company has no preferred shares entitled to fixed or minimum dividends.

d.      Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

e.      Identify the total amount of fixed or minimum dividends to be paid to each class of preferred shares

The Company has no preferred shares entitled to fixed or minimum dividends.

10.  In relation to the mandatory dividend

a.      Describe the method of calculation provided in the Bylaws

The method of calculation is provided in the Articles 26 and 27 of the Bylaws, transcribed as follows:

 “Article 26) Balance sheets will be prepared at the end of each semester, on June 30 and December 31 of every year. The Board of Executive Officers, subject to the approval of the Board of Directors, may determine the preparation of balance sheets for shorter periods of time, including monthly balance sheets.

Article 27)  The Net Income, as defined in Article 191 of the Law No. 6,404 as of December 15, 1976, accounted at every six-month or in the annual balance sheet will be allocated in the following order:

I.            constitution of the Legal Reserve;

II.          constitution of the Reserves set forth in Articles 195 and 197 of the aforementioned Law No. 6404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved by the Shareholders’ Meeting;

III.        payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on shareholders’ equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee to the shareholders, at every fiscal year, as a mandatory minimum dividend, 30% (thirty per cent) of the respective net income, adjusted by the decrease or increase of the amounts specified in items I, II and III of Article 202 of mentioned Law No. 6,404/76 (note: the transcription of this section III takes into account the statutory amendment now proposed, on March 10, 2017).

Paragraph One - The Board of Executive Officers, subject to the approval of the Board of Directors, is authorized to declare and pay interim dividends, especially six-monthly dividends, resulting from Retained Earnings or existing Profits Reserves.

Paragraph Two - The Board of Executive Officers may, also, subject to the approval of the Board, authorize the distribution of profits to shareholders as interest on own capital, pursuant to specific legislation, in total or partial substitution of interim dividends, whose declaration is permitted by the foregoing paragraph or, further, in addition thereto.

Paragraph Three - Any interest eventually paid to the shareholders will be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance to Item III of the head of this Article".

b.      Inform whether it is being fully paid

The mandatory dividend is being fully paid.

c.       Inform the amount eventually withheld

The Company has no dividends withheld.

11.  If there is retention of mandatory dividend due to the company’s financial situation

a.      Inform the amount withheld

The Company has no dividends withheld.

b.      Describe, in detail, the financial situation of the company, including aspects related to the analysis of liquidity, working capital and positive cash flows

The Company has no dividends withheld.

c.       Justify the withholding of dividends

The Company has no dividends withheld.

12.  If there is allocation of income to the reserve for contingencies

a.      Identify the amount allocated to the reserve

There is no proposal for the allocation of the net income to the reserve of contingencies.

b.      Identify the loss considered probable and its cause

There is no proposal for the allocation of the net income to the reserve of contingencies.

c.       Explain why the loss was considered probable

There is no proposal for the allocation of the net income to the reserve of contingencies.

d.      Justify the reserve

There is no proposal for the allocation of the net income to the reserve of contingencies.

13.   If there was the allocation of profits to the unrealized profits reserve

a.      Inform the amount allocated to the unrealized profits reserve

There is no proposal for the allocation of net income to the reserve of profits to be realized.

b.      Inform the nature of unrealized profits that originated the reserve

There is no proposal for the allocation of net income to the reserve of profits to be realized.

14.   If there was the allocation of profits to the statutory reserves

a.      Describe the statutory clauses that establish the reserve

Pursuant to the legislation, the Article 28 of the Bylaws establishes that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at Shareholders’ Meeting, 100% (one hundred percent) may be allocated  to the Profits Reserve – Statutory, aiming to maintain the operating margin compatible with the development of the Company’s operations, up to the limit of 95% (ninety-five percent) of the amount of the paid up capital stock.

In the event that the proposal of the Board of Executive Officers regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on shareholders’ equity in an amount in excess of the mandatory dividend established in Article 27, Item III, of the Bylaws, and/or retention of profits pursuant to Article 196 of  the Law No. 6,404/76 (with amendments of  the Law No.10,303/01), the Net Income balance for the purpose of constituting the reserve will be determined after the full deduction of such allocations.

b.      Identify the amount allocated to the reserve

The amount allocated to the reserve is R$7,353,617,362.43.

c.       Describe how the amount was calculated

The amount of R$7,353,617,362.43 is the result of the Net Income for the Year, deducted from the Legal Reserve and of Interest on Shareholders’ Equity paid and payable to the shareholders, as stated below:

Description	Value (R$)
Net Income for the Year 2016	15,083,577,740.73
Legal Reserve	754,178,887.04
Interest on Shareholders’ Equity paid	2,167,781,491.26
Interest on Shareholders’ Equity to be paid	4,808,000,000.00
Amount Allocated to the Statutory Reserves	7,353,617,362.43

15.   If there was the retention of profits provided for in the capital budget

a.      Identify the amount withheld

There is no proposal for the retention of profits provided in the capital budget.

b.      Provide a copy of the capital budget

There is no proposal for the retention of profits provided in the capital budget.

16.   If there was the allocation of profits for tax incentives

a.      State the amount allocated to the reserve

There is no proposal for the allocation of net income for the tax incentive reserve.

b.      Explain the nature of the allocation

There is no proposal for the allocation of net income for the tax incentive reserve.

Information in compliance with Items 12.5 to 12.10 of Attachment 24 of CVM Instruction No. 480, of December 7, 2009, pursuant to Attachment A of CVM Instruction No. 552, of October 9, 2014

Members appointed by the controlling shareholders to compose the Board of Directors:

Name		LÁZARO DE MELLO BRANDÃO	LUIZ CARLOS TRABUCO CAPPI
Date of Birth		June 15, 1926	October 6, 1951
Occupation		Bank Employee	Bank Employee
Individual Taxpayer's ID (CPF)		004.637.528-72	250.319.028-68
Elected office held		Chairman of the Board of Directors	Vice-Chairman of the Board of Directors and Chief Executive Officer
Election Date		March 10, 2017	March 10, 2017
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Of 1 (one) year, which may be extended until the investiture of new members of the Board to be elected at the Annual Shareholders' Meeting to be held in 2018.

For the Board of Directors, of one (1) year, which may be extended until the investiture of new members of the Board to be elected at the Annual Shareholders' Meeting to be held in 2018; and for the Board of Executive Officers, up until the first Meeting of the Board of Directors to be held after the 2018 Annual Shareholders' Meeting, which may be extended until the investiture of new Officers who shall be elected at the time.

Elected by the controlling shareholder		Yes	Yes
Independent member		No	No
Number of consecutive terms of office		34	Board of Directors: 7 - Board of Executive Officer: 18
No. of meetings of the BD	From the investiture until December 31, 2016	128	128
% of attendance in the BD's meetings		95%	88%
Other positions or duties with the Issuer		See information below	See information below
Remuneration Committee (Statutory body)	Position	Member, with the position of Coordinator	Member
Appointment date		March 10, 2017 (estimated)	March 10, 2017 (estimated)
Investiture Date		March 13, 2017 (estimated)	March 13, 2017 (estimated)
Term of office		Up until the first Meeting of the Board of Directors to be held after the 2018 Annual Shareholders' Meeting.
No. of consecutive terms of office		12	7
No. of meetings	Year 2016	5	5
% of attendance in the meetings		100%	100%

fsfs

Name		DENISE AGUIAR ALVAREZ	JOÃO AGUIAR ALVAREZ
Date of Birth		January 24, 1958	August 11, 1960
Occupation		Educator	Agronomist
Individual Taxpayer's ID (CPF)		032.376.698-65	029.533.938-11
Elected office held		Member of the Board of Directors	Member of the Board of Directors
Election date		March 10, 2017	March 10, 2017
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Of 1 (one) year, which may be extended until the investiture of new members of the Board to be elected at the Annual Shareholders' Meeting to be held in 2018.
Elected by the controlling shareholder		Yes	Yes
Independent member		No	No
Number of consecutive terms of office		26	26
No. of meetings of the BD	From the investiture until December 31, 2016	128	128
% of attendance in the BD's meetings		80%	86%
Other positions or duties with the Issuer		None.	None.

Name		CARLOS ALBERTO RODRIGUES GUILHERME	MILTON MATSUMOTO
Date of Birth		December 21, 1943	April 24, 1945
Occupation		Bank Employee	Bank Employee
Individual Taxpayer's ID (CPF)		021.698.868-34	081.225.550-04
Elected office held		Member of the Board of Directors	Member of the Board of Directors
Election Date		March 10, 2017	March 10, 2017
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Of 1 (one) year, which may be extended until the investiture of new members of the Board to be elected at the Annual Shareholders' Meeting to be held in 2018.
Elected by the controlling shareholder		Yes	Yes
Independent member		No	No
Number of consecutive terms of office		7	5
No. of meetings of the BD	From the investiture until December 31, 2016	128	128
% of attendance in the BD's meetings		89%	88%
Other positions or duties with the Issuer		See information below	See information below
Remuneration Committee (Statutory body)	Position	Member	Member
Appointment date		March 10, 2017 (estimated)	March 10, 2017 (estimated)
Investiture Date		March 13, 2017 (estimated)	March 13, 2017 (estimated)
Term of office		Up until the first Meeting of the Board of Directors to be held after the 2018 Annual Shareholders' Meeting.
No. of consecutive terms of office		5	5
No. of meetings	Year 2016	5	5
% of attendance in the meetings		100%	80%

sf

			CARLOS ALBERTO RODRIGUES GUILHERME	MILTON MATSUMOTO
Audit Committee (Statutory body)	Position		-	Member
	Appointment date			March 10, 2017
	Investiture Date			In recent years, the investiture took place around 60 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
	Term of office

Up until the first Meeting of the Board of Directors to be held after the 2018 Annual Shareholders' Meeting, which may be extended until the investiture of new Officers who shall be elected at the time.

	No. of consecutive terms of office			1
	No. of meetings	Year 2016		247
	% of attendance in the meetings			95%

gdgdgdgsg

Name		JOSÉ ALCIDES MUNHOZ	AURÉLIO CONRADO BONI
Date of Birth		July 23, 1948	July 19, 1951
Occupation		Bank Employee	Bank Employee
Individual Taxpayer's ID (CPF)		064.350.330-72	191.617.008-00
Elected office held		Member of the Board of Directors	Member of the Board of Directors
Election Date		March 10, 2017	March 10, 2017
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Of 1 (one) year, which may be extended until the investiture of new members of the Board to be elected at the Annual Shareholders' Meeting to be held in 2018.
Elected by the controlling shareholder		Yes	Yes
Independent member		No	No
Number of consecutive terms of office		2	1
No. of meetings of the BD	From the investiture until December 31, 2016	128	128
% of attendance in the BD's meetings		91%	86%
Other positions or duties with the Issuer		See information below	See information below
Integrated Risk Management and Capital Allocation Committee (Non-statutory body)	Position	Member	Member
Appointment date		June 13, 2016	June 13, 2016
Investiture Date		None	None
Term of office		Undetermined	Undetermined
No. of consecutive terms of office		0	0
No. of meetings	Year 2016	9	9
% of attendance in the meetings		44%	44%

✓ Members appointed by the controlling shareholders to compose the Fiscal Council:

Name		DOMINGOS APARECIDO MAIA	JOSÉ MARIA SOARES NUNES
Date of Birth		March 31, 1952	April 11, 1958
Occupation		Accountant	Accountant
Individual Taxpayer's ID (CPF)		714.810.018-68	001.666.878-20
Elected office held		Effective Member of the Fiscal Council	Effective Member of the Fiscal Council
Election Date		March 10, 2017	March 10, 2017
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Of 1 (one) year, up until the Annual Shareholders' Meeting to be held in 2018.
Elected by the controlling shareholder		Yes	Yes
Independent member

Yes, it is an independent Fiscal Council, elected by the Shareholders, whose role, under the current legislation, is to oversee the actions of the management and verify the compliance with their legal and statutory duties.

Number of consecutive terms of office		11	2
Number of meetings of the FC	From the investiture until December 31, 2016	58	58
% of attendance in the FC's meetings		95%	93%
Other positions or duties with the Issuer		None.	None.

Name		ARIOVALDO PEREIRA	NILSON PINHAL
Date of Birth		July 16, 1952	January 21, 1948
Occupation		Accountant	Business Manager
Individual Taxpayer's ID (CPF)		437.244.508-34	221.317.958-15
Elected office held		Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Election Date		March 10, 2017	March 10, 2017
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Of 1 (one) year, up until the Annual Shareholders' Meeting to be held in 2018.
Elected by the controlling shareholder		Yes	Yes
Independent member

Yes, it is an independent Fiscal Council, elected by the Shareholders, whose role, under the current legislation, is to oversee the actions of the management and verify the compliance with their legal and statutory duties.

Number of consecutive terms of office		0	2
Number of meetings of the FC	From the investiture until December 31, 2016	58	58
% of attendance in the FC's meetings		95%	0%
Other positions or duties with the Issuer		None.	None.

SF

Name		RENAUD ROBERTO TEIXEIRA	JORGE TADEU PINTO DE FIGUEIREDO
Date of Birth		April 25, 1943	November 22, 1952
Occupation		Businessman	Lawyer
Individual Taxpayer's ID (CPF)		057.180.078-53	399.738.328-68
Elected office held		Alternate Member of the Fiscal Council	Alternate Member of the Fiscal Council
Election Date		March 10, 2017	March 10, 2017
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Of 1 (one) year, up until the Annual Shareholders' Meeting to be held in 2018.
		RENAUD ROBERTO TEIXEIRA	JORGE TADEU PINTO DE FIGUEIREDO
Elected by the controlling shareholder		Yes	Yes
Independent member

Yes, it is an independent Member of Fiscal Council, elected by the Shareholders, whose role, under the current legislation, is to oversee the actions of the management and verify the compliance with their legal and statutory duties.

Number of consecutive terms of office		11	7
Number of meetings of the FC	From the investiture until December 31, 2016	58	58
% of attendance in the FC's meetings		0%	0%
Other positions or duties with the Issuer		None.	None.

✓ Members appointed by the preferred shareholders to compose the Fiscal Council:

Name		LUIZ CARLOS DE FREITAS	JOSÉ LUIZ RODRIGUES BUENO
Date of Birth		September 2, 1952	June 7, 1953
Occupation		Accountant	Investor
Individual Taxpayer's ID (CPF)		659.575.638-20	586.673.188-68
Elected office held		Effective Member of the Fiscal Council (Coordinator)	Alternate Member of the Fiscal Council
Election Date		March 10, 2017 (estimated)	March 10, 2017 (estimated)
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Of 1 (one) year, up until the Annual Shareholders' Meeting to be held in 2018.
Elected by the controlling shareholder		No	He was not a member last year.
Independent member

Yes, it is an independent Fiscal Council, elected by the Shareholders, whose role, under the current legislation, is to oversee the actions of the management and verify the compliance with their legal and statutory duties.

Number of consecutive terms of office		2
Number of meetings of the FC	From the investiture until December 31, 2016	58
% of attendance in the FC's meetings		95%
Other positions or duties with the Issuer		None.	None.

✓ Members appointed by the non-controlling common shareholders to  compose the Fiscal Council:

Name		JOÃO CARLOS DE OLIVEIRA	JOÃO SABINO
Date of Birth		June 28, 1952	January 19, 1956
Occupation		Business Advisor	Lawyer
Individual Taxpayer's ID (CPF)		171.602.609-10	989.560.358-49
Elected office held		Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Election Date		March 10, 2017 (estimated)	March 10, 2017 (estimated)
Investiture Date		In recent years, the investiture took place around 45 days after the election (the investiture takes place only after the approval by the Central Bank of Brazil).
Term of office		Of 1 (one) year, up until the Annual Shareholders' Meeting to be held in 2018.
Elected by the controlling shareholder		No	He was not a member last year.
Independent member

Yes, it is an independent Fiscal Council, elected by the Shareholders, whose role, under the current legislation, is to oversee the actions of the management and verify the compliance with their legal and statutory duties.

Number of consecutive terms of office		3
Number of meetings of the FC	From the investiture until December 31, 2016	58
% of attendance in the FC's meetings		98%
Other positions or duties with the Issuer		None.	None.

12.5. "m" - Information about:

i. Main professional experiences over the last 5 years, indicating: company name and business sector; position; if the company is part of (i) the issuer's economic group, or (ii) is controlled by the issuer's shareholder that has a direct or indirect interest equal to or greater than 5% of the same class or type of securities of the issuer.

ii. indicate all management positions it holds in other companies or third sector organizations.

✓ Members appointed by the controlling shareholders to the Board of Directors:

LÁZARO DE MELLO BRANDÃO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Chairman of the Board of Directors (Non-Executive Board Member).
Companies part of the economic group of the issuer	Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Chairman of the Board of Directors (Non-Executive Board Member).
Companies controlled by a shareholder of the Company with direct or indirect interest equal to or greater than 5% of the same class or type of the Company's securities	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction Position: Chairman of the Board of Directors (Non-Executive Board Member).
Parent companies of the issuer

Chairman of the Board of Directors:

NCF Participações S.A.

Chairman of the Board of Directors and Chief Executive Officer

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Chairman of the Managing Board and Chief Executive Officer:

Fundação Bradesco

Chief Executive Officer

Nova Cidade de Deus Participações S.A.

Other companies or third sector organizations

Chairman of the Board of Directors:

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A.

Chairman of the Board of Directors and of the Board of Executive Officers:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Chief Executive Officer

NCD Participações Ltda.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Founding Partner and Member of the General Board:

COMUNITAS: Parcerias para o Desenvolvimento Solidário

Manager:

Bradport - S.G.P.S. Sociedade Unipessoal, Lda.

Honorary Advisor of the Adolpho Bloch Committee - Business Board of Culture:

Associação Comercial do Rio de Janeiro

DGDSGDdad

LUIZ CARLOS TRABUCO CAPPI
Issuer

Banco Bradesco S.A. Business sector: Banks. Position: Vice-Chairman of the Board of Directors (Executive Board Member) and Chief Executive Officer. From March 10, 2009 to March 11, 2014, he occupied the position of Board Member (Executive Board Member), concurrently with the position of Chief Executive Officer.

Companies part of the economic group of the issuer

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Vice-Chairman of the Board of Directors (Executive Board Member) and Chief Executive Officer. From April 30, 2009 to April 29, 2014, he occupied the position of Board Member (Executive Board Member), concurrently with the position of Chief Executive Officer.

Companies controlled by a shareholder of the Company with direct or indirect interest equal to or greater than 5% of the same class or type of the Company's securities

Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction Position: Vice-Chairman of the Board of Directors (Non-Executive Board Member). From April 29, 2009 to April 27, 2014, he occupied the position of Board Member (Executive Board Member).

Parent companies of the issuer

Vice-Chairman of the Board of Directors and Chief Executive Officer

NCF Participações S.A.

Vice-Chairman of the Board of Directors and Vice-Chief Executive Officer

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Vice-Chief Executive Officer:

Nova Cidade de Deus Participações S.A.

Vice-Chairman of the Managing Board and Vice-Chief Executive Officer:

Fundação Bradesco

Other companies or third sector organizations

Chairman of the Board of Directors:

Banco Bradesco Europa S.A.

Elo Participações S.A.

Vice Chairman of the Board of Directors:

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A.

Vice-Chairman of the Board of Directors and Vice-Chief Executive Officer

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Chief Executive Officer

Aicaré Holdings Ltda.

Alvorada Companhia Securitizadora de Créditos Financeiros

Alvorada Serviços e Negócios Ltda.

Amapari Holdings S.A.

Andorra Holdings S.A.

Aporé Holdings S.A.

Aquarius Holdings Ltda.

Aranaú Holdings S.A.

Baíra Holdings Ltda.

Banco Alvorada S.A.

Banco Boavista Interatlântico S.A.

Banco Bradescard S.A.

Banco Bradesco BBI S.A.

Banco Bradesco Cartões S.A.

Banco Bradesco Financiamentos S.A.

Banco CBSS S.A.

Banco Losango S.A. - Banco Múltiplo

Baneb Corretora de Seguros S.A.

Bankpar Brasil Ltda.

Bankpar Consultoria e Serviços Ltda.

Barinas Holdings S.A.

BCN - Consultoria, Administração de Bens, Serviços e Publicidade Ltda.

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

DGDSGDdad

Other companies or third sector organizations

BF Promotora de Vendas Ltda.

BMC Asset Management - Distribuidora de Títulos e Valores Mobiliários Ltda.

BP Promotora de Vendas Ltda.

Bpar Corretagem de Seguros Ltda.

Bradescard Elo Participações S.A.

Bradesco Administradora de Consórcios Ltda.

Bradesco Services Co., Ltd.

Bradescor Corretora de Seguros Ltda.

Bradesplan Participações Ltda.

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

Caetê Holdings Ltda.

Carson Holdings Ltda.

Celta Holdings S.A.

Cidade Capital Markets Ltd.

Columbus Holdings S.A.

Credival - Participações, Administração e Assessoria Ltda.

Elba Holdings Ltda.

Elvas Holdings Ltda.

Embaúba Holdings Ltda.

Everest Leasing S.A. Arrendamento Mercantil

Ganant Corretora de Seguros Ltda.

Ibi Corretora de Seguros Ltda.

Imagra Imobiliária e Agrícola Ltda.

Japira Holdings S.A.

Kirton Administradora de Consórcio Ltda.

Kirton Bank S.A. - Banco Múltiplo

Kirton Corretora de Seguros S.A.

Kirton Gestão de Recursos Ltda.

Lecce Holdings S.A.

Lyon Holdings Ltda.

Manacás Holdings Ltda.

Maníbu Holdings Ltda.

Marselha Holdings Ltda.

Miramar Holdings S.A.

Nova Marília Administração de Bens Móveis e Imóveis Ltda.

Nova Paiol Participações Ltda.

Promosec Companhia Securitizadora de Créditos Financeiros

PTS Viagens e Turismo Ltda.

Rubi Holdings Ltda.

Serel Participações em Imóveis S.A.

Settle Consultoria, Assessoria e Sistemas Ltda.

ShopFácil Soluções em Comércio Eletrônico S.A.

Taíba Holdings Ltda.

Tandil Holdings Ltda.

Tapajós Holdings Ltda.

Tempo Serviços Ltda.

Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.

Tibre Holdings Ltda.

Titanium Holdings S.A.

Treviglio Holdings Ltda.

União Participações Ltda.

Varese Holdings Ltda.

Veneza Empreendimentos e Participações S.A.

Viareggio Holdings Ltda.

Vice-Chief Executive Officer:

Banco Bradesco BERJ S.A.

NCD Participações Ltda.

Nova Cidade de Deus Participações S.A.

Top Clube Bradesco, Segurança, Educação e Assistência Social

Officer:

Alvorada Administradora de Cartões Ltda.

Brasilia Cayman Investments II Limited

Brasilia Cayman Investments III Limited

Companhia Securitizadora de Créditos Financeiros Rubi

Quixaba Empreendimentos e Participações Ltda.

Manager:

Bradport - S.G.P.S. Sociedade Unipessoal, Lda.

Chairman of the Board of Representatives and of the Board of Executive Officers:

Confederação Nacional das Instituições Financeiras - CNF

Member of the Managing Board and the Advisory Council:

FEBRABAN - Federação Brasileira de Bancos

DSSD

DENISE AGUIAR ALVAREZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Companies part of the economic group of the issuer	-
Companies controlled by a shareholder of the Company with direct or indirect interest equal to or greater than 5% of the same class or type of the Company's securities	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction Position: Member of the Board of Directors (Non-Executive Board Member).
Parent companies of the issuer	Cidade de Deus - Companhia Comercial de Participações. Business sector: Holdings. Position: Member of the Board and Director and Officer.
Member of the Board of Directors: BBD Participações S.A. Chairman of the Managing Board and Deputy Officer: Fundação Bradesco
Other companies or third sector organizations

Member of the Board of Directors and Deputy Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Member of the Deliberative Council:

Museu de Arte Moderna de São Paulo (MAM)

Member of Board of Trustees:

Fundação Roberto Marinho

Member of the Advisory Council:

Associação Pinacoteca Arte e Cultura - APAC

Canal Futura

Fundação Dorina Nowill para Cegos

Chief Executive Officer:

ADC Bradesco - Associação Desportiva Classista

Deputy Officer:

NCD Participações Ltda.

JOÃO AGUIAR ALVAREZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Companies part of the economic group of the issuer	-
Companies controlled by a shareholder of the Company with direct or indirect interest equal to or greater than 5% of the same class or type of the Company's securities	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction Position: Member of the Board of Directors (Non-Executive Board Member).
Parent companies of the issuer	Cidade de Deus - Companhia Comercial de Participações. Business sector: Holdings. Position: Member of the Board and Director and Officer.
Member of the Board of Directors: BBD Participações S.A. Member of the Managing Body and Deputy Officer: Fundação Bradesco
Other companies or third sector organizations	Member of the Board of Directors and Deputy Officer: Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição Deputy Officer: NCD Participações Ltda.

dad

CARLOS ALBERTO RODRIGUES GUILHERME
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Companies part of the economic group of the issuer	Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member).
Companies controlled by a shareholder of the Company with direct or indirect interest equal to or greater than 5% of the same class or type of the Company's securities	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction Position: Member of the Board of Directors (Non-Executive Board Member).
Parent companies of the issuer

Member of the Board of Directors and Officer:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

Member of the Board of Directors:

NCF Participações S.A.

Member of the Managing Body and Managing Officer:

Fundação Bradesco

Officer:

Nova Cidade de Deus Participações S.A.

Other companies or third sector organizations

Member of the Board of Directors:

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A.

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Chief Executive Officer

Banco Bradesco BERJ S.A.

Managing Officer:

NCD Participações Ltda.

Officer:

Top Clube Bradesco, Segurança, Educação e Assistência Social

MILTON MATSUMOTO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Companies part of the economic group of the issuer	Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member).
Companies controlled by a shareholder of the Company with direct or indirect interest equal to or greater than 5% of the same class or type of the Company's securities	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction Position: Member of the Board of Directors (Non-Executive Board Member).
Parent companies of the issuer

Member of the Board of Directors and Officer:

BBD Participações S.A.

Member of the Board of Directors:

Cidade de Deus - Companhia Comercial de Participações

NCF Participações S.A.

Member of the Managing Body and Managing Officer:

Fundação Bradesco

Officer:

Nova Cidade de Deus Participações S.A.

Other companies or third sector organizations

Member of the Board of Directors:

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A.

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Chief Executive Officer

Alvorada Administradora de Cartões Ltda.

Managing Officer:

NCD Participações Ltda.

Officer:

Top Clube Bradesco, Segurança, Educação e Assistência Social ghgh

JOSÉ ALCIDES MUNHOZ
Issuer

Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member), having held, from January 3, 2012 to March 9, 2014, the position of Vice-Chief Executive Officer.

Companies part of the economic group of the issuer

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member), having held, from April 30, 2012 to April 29, 2014, the position of Vice-Chief Executive Officer.

Companies controlled by a shareholder of the Company with direct or indirect interest equal to or greater than 5% of the same class or type of the Company's securities	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction Position: Member of the Board of Directors (Non-Executive Board Member).
Parent companies of the issuer

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

NCF Participações S.A.

Member of the Managing Body and Managing Officer:

Fundação Bradesco

Officer:

Nova Cidade de Deus Participações S.A.

Other companies or third sector organizations

Member of the Board of Directors:

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A.

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Chief Executive Officer

Quixaba Empreendimentos e Participações Ltda.

Managing Officer:

NCD Participações Ltda.

Officer:

Top Clube Bradesco, Segurança, Educação e Assistência Social

AURÉLIO CONRADO BONI
Issuer

Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member), having held, from January 3, 2012 to March 9, 2015, the position of Vice-Chief Executive Officer.

Companies part of the economic group of the issuer

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member), having held, from April 30, 2012 to April 29, 2015, the position of Vice-Chief Executive Officer.

Companies controlled by a shareholder of the Company with direct or indirect interest equal to or greater than 5% of the same class or type of the Company's securities	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction Position: Member of the Board of Directors (Non-Executive Board Member).
Parent companies of the issuer

Member of the Board of Directors:

BBD Participações S.A.

Cidade de Deus - Companhia Comercial de Participações

NCF Participações S.A.

Member of the Managing Body and Managing Officer:

Fundação Bradesco

Officer:

Nova Cidade de Deus Participações S.A.

Other companies or third sector organizations

Vice Chairman of the Board of Directors:

Aquarius Participações S.A.

Fidelity Processadora S.A.

Fidelity Serviços e Contact Center S.A.

Member of the Board of Directors:

BSP Empreendimentos Imobiliários S.A.

BSP Park Estacionamentos e Participações S.A.

CPM Holdings Limited

IT Partners Ltd.

Member of the Board of Directors and Managing Officer:

Fundação Instituto de Moléstias do Aparelho Digestivo e da Nutrição

Chief Executive Officer

Companhia Securitizadora de Créditos Financeiros Rubi

Managing Officer:

NCD Participações Ltda.

Officer:

Top Clube Bradesco, Segurança, Educação e Assistência Social

✓ Members appointed by the controlling shareholders to compose the Fiscal Council:

DOMINGOS APARECIDO MAIA and JOSÉ MARIA SOARES NUNES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Companies part of the economic group of the issuer	-
Companies controlled by a shareholder of the Company with direct or indirect interest equal to or greater than 5% of the same class or type of the Company's securities
Parent companies of the issuer
Other companies or third sector organizations

ARIOVALDO PEREIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council. From September 2009 to January 2016, he held the position of Executive Superintendent.
Companies part of the economic group of the issuer	-
Companies controlled by a shareholder of the Company with direct or indirect interest equal to or greater than 5% of the same class or type of the Company's securities	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction Position: Effective Member of the Fiscal Council.
Parent companies of the issuer	-
Other companies or third sector organizations	Effective Member of the Fiscal Council: Aquarius Participações S.A. Elo Participações S.A.

NILSON PINHAL, RENAUD ROBERTO TEIXEIRA and JORGE TADEU PINTO DE FIGUEIREDO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Companies part of the economic group of the issuer	-
Companies controlled by a shareholder of the Company with direct or indirect interest equal to or greater than 5% of the same class or type of the Company's securities
Parent companies of the issuer
Other companies or third sector organizations

✓ Members appointed by the preferred shareholders to compose the Fiscal Council:

LUIZ CARLOS DE FREITAS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council (Coordinator).
Companies part of the economic group of the issuer	-
Companies controlled by a shareholder of the Company with direct or indirect interest equal to or greater than 5% of the same class or type of the Company's securities
Parent companies of the issuer
Other companies or third sector organizations

Vale S.A. Business sector: Mineral Extraction. Position: Alternate Member of the Board of Directors and Member of the Accounting Committee, 2007-2015.

Valepar S.A. Business sector: Holdings. Position: Alternate Member of the Board of Directors, 2005-2015.

JOSÉ LUIZ RODRIGUES BUENO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer, from March 2000 to January 2015.
Companies part of the economic group of the issuer	-
Companies controlled by a shareholder of the Company with direct or indirect interest equal to or greater than 5% of the same class or type of the Company's securities
Parent companies of the issuer
Other companies or third sector organizations

✓ Members appointed by the common shareholders, not part of the controlling block, to compose the Fiscal Council:

JOÃO CARLOS DE OLIVEIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Companies part of the economic group of the issuer	-
Companies controlled by a shareholder of the Company with direct or indirect interest equal to or greater than 5% of the same class or type of the Company's securities
Parent companies of the issuer
Other companies or third sector organizations

SAS

JOÃO SABINO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer, from February 2012 to November 2015.
Companies part of the economic group of the issuer	-
Companies controlled by a shareholder of the Company with direct or indirect interest equal to or greater than 5% of the same class or type of the Company's securities
Parent companies of the issuer
Other companies or third sector organizations

12.5. "n" - Description of any of the following events that may have occurred during the last 5 years: i. any criminal conviction; ii. any conviction in CVM's administrative proceedings and the penalties applied; iii. any final conviction not subject to further appeal, in the judicial or administrative sphere, which has suspended or disqualified for the practice of a professional or commercial activity.

None of the members of the Board of Directors and of the Fiscal Council was convicted under the terms of items i., ii. and iii. above.

12.9. Existence of marital relationship, stable union or kinship to the second degree between:

a. the issuer's managers

Mrs. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez, both members of the Board of Directors.

b. (i) the issuer's executive officers and (ii) the executive officers of companies directly or indirectly controlled by the issuer:

None.

c.  (I) the managers of the issuer or its subsidiaries, direct or indirect, and (ii) direct or indirect controllers of the issuer:

None.

d.  (i) the issuer's managers and (ii) the managers of controlling companies directly or indirectly controlled by the issuer;

Mrs. Denise Aguiar Alvarez and Mr. João Aguiar Alvarez, both Members of the Issuer's Board of Directors, are children of Mrs. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Body of Fundação Bradesco.

12.10. Inform the relationships of subordination, of rendering of service or control maintained in the past 3 fiscal years, between the issuer's managers and:

a. the company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, all the share capital:

LUIZ CARLOS TRABUCO CAPPI
Company		Elo Participações S.A.	Odontoprev S.A.	Banco CBSS S.A.
Corporate Taxpayer's ID (CNPJ)		09.227.099/0001-33	58.119.199/0001-51	27.098.060/0001-45
2014	Position	Vice Chairman of the Board of Directors	Chairman of the Board of Directors	-
	Note	-	Term of office ended in April	-
	Controlled	Indirectly	Indirectly	-
2015	Position	Chairman of the Board of Directors	-	-
	Note	-	-	-
	Controlled	Indirectly	-	-
2016	Position	Chairman of the Board of Directors	-	Chief Executive Officer
	Note	-	-	-
	Controlled	Indirectly	-	Indirectly

b. direct or indirect controlling shareholder of the issuer:

AURÉLIO CONRADO BONI
Company		CPM Holdings Limited
Corporate Taxpayer's ID (CNPJ)		-
2014	Position	Member of the Board of Directors
	Note	-
	Controlled	Indirectly
2015	Position	Member of the Board of Directors
	Note	-
	Controlled	Indirectly
2016	Position	Member of the Board of Directors
	Note	-
	Controlled	Indirectly

Note: Bradesco considers wholly-owned subsidiaries those companies listed in the Corporate Organization Chart which, although the Bank does not own the entire share capital, they have the following characteristics:

•Are corporations privately held;

•Have a minority interest of less than 1%;

•Bradesco Organization elects all members of the management bodies.

fsafsaf

LÁZARO DE MELLO BRANDÃO
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
Corporate Taxpayer's ID (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2014	Position	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Managing Board and Chief Executive Officer	Chief Executive Officer	Chief Executive Officer
	Note	-	-	-	-	-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Managing Board and Chief Executive Officer	Chief Executive Officer	Chief Executive Officer
	Note	-	-	-	-	-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Managing Board and Chief Executive Officer	Chairman of the Board of Directors	Chief Executive Officer
	Note	-	-	-	-	-
	Controller	Indirect	Direct	Direct	Direct	Indirect

LUIZ CARLOS TRABUCO CAPPI
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
Corporate Taxpayer's ID (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2014	Position	Vice-Chairman of the Board of Directors and Vice-Chief Executive Officer	Vice-Chairman of the Board of Directors and Vice-Chief Executive Officer	Vice-Chairman of the Managing Board and Vice-Chief Executive Officer	Vice-Chief Executive Officer	Vice-Chief Executive Officer
	Note	-	-	-	-	-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Vice-Chairman of the Board of Directors and Vice-Chief Executive Officer	Vice-Chairman of the Board of Directors and Vice-Chief Executive Officer	Vice-Chairman of the Managing Board and Vice-Chief Executive Officer	Vice-Chief Executive Officer	Vice-Chief Executive Officer
	Note	-	-	-	-	-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Vice-Chairman of the Board of Directors and Vice-Chief Executive Officer	Vice-Chairman of the Board of Directors and Vice-Chief Executive Officer	Vice-Chairman of the Managing Board and Vice-Chief Executive Officer	Vice-Chairman of the Board of Directors and Chief Executive Officer	Vice-Chief Executive Officer
	Note	-	-	-	-	-
	Controller	Indirect	Direct	Direct	Direct	Indirect

Dsdfagj

DENISE AGUIAR ALVAREZ and JOÃO AGUIAR ALVAREZ
Company		BBD Participações S.A.	Cidade de Deus – Companhia Comercial de Participações	Fundação Bradesco
Corporate Taxpayer´s ID (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06
2014	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Body and Deputy Officer
	Note	-	-	-
	Controller	Indirect	Direct	Direct
2015	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Body and Deputy Officer
	Note	-	-	-
	Controller	Indirect	Direct	Direct
2016	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Body and Deputy Officer
	Note	-	-	-
	Controller	Indirect	Direct	Direct

dsawsff

CARLOS ALBERTO RODRIGUES GUILHERME
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
Corporate Taxpayer's ID (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2014	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Body and Managing Officer	Officer	Officer
	Note	-	-	-	-	-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Body and Managing Officer	Officer	Officer
	Note	-	-	-	-	-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Body and Managing Officer	Member of the Board of Directors	Officer
	Note	-	-	-	-	-
	Controller	Indirect	Direct	Direct	Direct	Indirect

MILTON MATSUMOTO
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
Corporate Taxpayer's ID (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2014	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Body and Managing Officer	Officer	Officer
	Note	-	-	-	-	-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Body and Managing Officer	Officer	Officer
	Note	-	-	-	-	-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Body and Managing Officer	Member of the Board of Directors	Officer
	Note	-	-	-	-	-
	Controller	Indirect	Direct	Direct	Direct	Indirect

asgtfsdg

JOSÉ ALCIDES MUNHOZ and AURÉLIO CONRADO BONI
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
Corporate Taxpayer's ID (CNPJ)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2014	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Body and Managing Officer	Officer	Officer
	Note	-	-	-	-	-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2015	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Body and Managing Officer	Officer	Officer
	Note	-	-	-	-	-
	Controller	Indirect	Direct	Direct	Direct	Indirect
2016	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Body and Managing Officer	Member of the Board of Directors	Officer
	Note	-	-	-	-	-
	Controller	Indirect	Direct	Direct	Direct	Indirect

c. if relevant, supplier, client, debtor or creditor of the issuer, its controlling or subsidiaries or subsidiaries of any of these people: None.

13. Management Compensation

13.1 - Description of the policy or compensation practice, including the Board of Executive Officers

a)        Objectives of the policy or practice of compensation

In 2012, Bradesco amended its compensation policy for managers in order to reflect the objectives established by Resolution No. 3,921, of the National Monetary Council (CMN), which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders’ Meeting as variable compensation.

Its policy aims at:

•      ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager’s duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;

•      providing alignment between compensation practices for the Management and the Organization’s interests, so that the decisions made are the best as possible, seeking to create value for its shareholders and investors; and

•      ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short, medium and long terms.

b)        Composition of compensation, indicating:

                                            i.         Description of the compensation elements and objectives of each one of them

a)      Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors and of the Board of Executive Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criteria of multiple Monthly Compensation, up to the limit authorized by the Shareholders' Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Pension Plan for Managers, the amounts of which are shown in item 13.2, as post-employment benefits.

Pursuant to CVM Circular Letter CVM/SEP/No 02/2016, we are indicating in item 13.2, in the years 2016, 2015 and 2014, the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

a)        Fiscal Council

The compensation of the Effective Members of the Fiscal Council is fixed by the Shareholders’ Meeting in which they are elected and they cannot be lower, for each member in office, to 10% (ten percent) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense account and participation in the Company’s profit sharing, or any other denomination.

b)        Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of his mandate, with the exception of a member which only receives remuneration as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

c)         Compensation Committee

The Compensation Committee, defined in the Bylaws, is composed by members chosen among the members of the Company’s Board of Directors and also, as required by the Resolution No. 3,921/10, of the National Monetary Council, by 1 (one) non-administrator member. The members of the Board of Directors and the non-administrator member, when an employee of the Bradesco Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No manager of the Bradesco Organization is remunerated for the functions that he/she exercises in the Bradesco Organization committees.

d)        Other Committees

The members of the other committees are remunerated only for the duties they perform in the management bodies or executive areas in which they act at Bradesco Organization. No Manager of Bradesco Organization is remunerated for duties that they perform in the referred committees.

                                          ii.         the proportion of each component in the total compensation

The Managers' compensation is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Remuneration awarded according to the criteria of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders' Meeting.

We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Fiscal Year ended in December 31, 2016	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	33.3%	35.5%	31.2%	100.00%
Board of Executive Officers	33.2%	35.3%	31.5%	100.00%
Fiscal Council	100.00%	0.00%	0.00%	100.00%
Audit Committee (*)	100.00%	0.00%	0.00%	100.00%

Fiscal Year ended in December 31, 2015	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	27.3%	28.00%	44.7%	100.00%
Board of Executive Officers	27.0%	28.3%	44.7%	100.00%
Fiscal Council	100.00%	0.00%	0.00%	100.00%
Audit Committee(*)	100.00%	0.00%	0.00%	100.00%

Fiscal Year ended in December 31, 2014	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	26.0%	28.00%	46.0%	100.00%
Board of Executive Officers	26.3%	28.8%	45.0%	100.00%
Fiscal Council	100.00%	0.00%	0.00%	100.00%
Audit Committee	100.00%	0.00%	0.00%	100.00%

1.     the proportion/percentage highlighted in the Fixed Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results;

2.     the proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results; and

3.     the amounts correspondent to post-employment benefits are related to the Managers’ pension plan.

                                        iii.         methodology for calculating and adjusting each component of the compensation

Board of Directors and Board of Executive Officers

•           Fixed Compensation or Monthly Compensation: monthly fixed compensations established for the period of the Administrator’s term.

•           Variable Compensation: amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of preferred shares issued by Banco Bradesco S.A., which are filed and unavailable ("Restricted Shares"). The Restricted Shares become available in 3 (three) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

•              Overall amount: includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, the Bradesco Organization observes the following criteria:

1.     Bradesco Organization’s Remuneration Committees: proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers).

To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

•                    size and result of the company comparing to its competitors;

•                    domestic and international economic conditions, taking into consideration the past, present and future scenarios;

•                    internal and external factors that may affect the Organization’s businesses (current and potential risks); and

•                    Organization’s Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC - Department of Research and Economic Studies, DPOC - Department of Planning, Budget and Control, General Accounting and DCIR - Department of Integrated Risk Control, besides other areas it deems appropriate.

2.         Board of Directors: the most important management Body of the Organization, it must evaluate the Remuneration Committee proposals and resolve on them.

3.        Shareholder’s Meeting: it is incumbent on the Shareholders Meeting to approve the Overall Amount for the compensation of the Company.

After fulfilled all steps to determine and approve the Overall Amount for compensation, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

Audit Committee

The process to calculate and readjust the Audit Committee’s compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee’s member.

                                        iv.         reasons that justify the composition of compensation

The Bradesco Organization adopts the system of "Closed Career", hiring new employees, preferably to the initial positions, developing and preparing these employees to hold higher positions, when available. So the executive positions are filled in its majority by professionals trained at the Organization itself and, therefore, reveal a consolidated personal career, focused on the Organization’s goals, in medium and long terms.

At the same time the system of "Closed Career", and as a way to allow the utilization of its best professionals, Bradesco Organization promotes a constant and rotational movement, shifting employees/Managers, especially those leading areas. Bradesco Organization provides to the Manager, through the "Rotation of Duties", greater integration, experience, personal challenges and consolidation of career, being continuously monitored and evaluated for possible movements in the hierarchy.

Within this context, the Organization aims to ensure that the compensation practice complies with the law, rules and regulations that govern the matter, based on (i) the Managers responsibilities, taking into consideration the different positions they hold and the functions they perform; (ii) the time dedicated to their duties; (iii) the competence and professional reputation, considering their experience and qualification; and (iv) the value of its services in the market.

                                          v.         existence of non-remunerated members by the issuer and the reason for this fact

Not applicable.

c)         main performance indicators that are taken into consideration in determining each component of compensation

Corporate Assessment Process

The uniformity in the treatment of work areas is one of the keys for the Organization’s effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of goals and objectives for all areas, individually, for purposes of compensation prevails the Overall performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

-    ROAE – Return on Equity – Adjusted;

-    Overall Customer Satisfaction Index;

-    Basel Index – Level 1;

-    Operating Efficiency Ratio (ER);

-    Dow Jones Sustainability Index Performance;

-    Coverage Index.

Individual assessment process

The individual performance of Managers, as well as the performance of their respective areas, is accompanied by their respective superiors, according to consolidated half-early. The formal assessment process, in compliance with the requirements of National Monetary Council, Instruction No. 3,921.

For the formal assessment process, specific indicators are defined for areas and for individual assessment, according to the Managers’ functions, taking into account the areas for business, controls, and other supporting areas.

For the assessment of areas, at least the following groups of indicators are considered:

a.             main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b.             actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

c.             actions directed to risks management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department - DCIR);

d.            actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external customers; e

e.            actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, at least the following indicators are considered:

a.        quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;

b.        commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

c.         participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;

d.        leadership team: evaluates the team management process;

e.        planning: assesses the ability to plan the activities of their area in the medium and long term;

f.          overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

g.        applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risks management must be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. The Integrated Risk Control Department-DCIR and the General Inspectorate Department-IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

d)        how compensation is structured to reflect the evolution of performance indicators

It is up to the Board of Directors, after completion of all stages of definition and approval of the Overall Amount, to set the value of the compensation for each one of the Managers, in compliance with the following rules:

i.          uniformity of compensation among members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

ii.        part of the Overall Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Compensation; and

iii.      the remaining part of the Overall Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply with established target criteria and performance indicators.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define, the amount of the Variable Compensation that will be paid to Managers, which will correspond to equal multiples of the Monthly Compensation that each Manager is receiving at the date of the resolution for the payment of Variable Compensation.

e)        how the compensation policy or practice is in line with the issuer’s short, medium and long term interests

In addition to the current legislation, in Bradesco Organization, to establish the Managers’ Compensation, it is taken into consideration the organizational culture, having as main practices the "Rotation of Duties" in management positions, the adoption of the "Intern Career" system for the ascension in functional and managing positions and the decision making, primarily by collegiate bodies.

It is a practice of Bradesco Organization to develop, continuously, its human resources, understanding that the personal and professional growth is the main motivation for its employees and managers. The "Intern Career" system is the way to allow the use of its best professionals. The staff, in all levels, including the leadership, has absolute confidence in the possibility offered, to any employee, to ascend the Organization on its own merits, being possible for a bookkeeper to reach the position of Chief Executive Officer or Chairman of the Board of Directors.

Due to this practice, consistently adopted over decades, is that the leadership positions, including the ones in the Board of Directors, are in their majority held by people who began their career at Bradesco Organization.

Besides this whole process of commitment of Managers, 50% of the net value of the Variable Compensation is for the acquisition of preferred shares issued by Banco Bradesco S.A., which are recorded and unavailable ("Restricted Shares").

Restricted Shares become available in 3 (three) equal, annual and successive installments, expiring the first installment 1 (one) year after the date of acquisition of shares, subject to any adjustments in the event of a significant reduction of Recurring Profit Made or occurrence of negative result of the Company during the Deferral Period.

For the establishment of the deferral related to the 50% previously described, in order to meet the provisions of Article 7 of the CMN (National Monetary Council) Resolution No. 3,921/10, the Organization takes into account the rotation of duties of the mentioned Managers, as well as the collegiate decision-making process through its various committees, with the consequent dilution of possible risks arising from its decisions. Thus, it was established a single percentage of 50% of the net amount of Variable Remuneration, therefore over the 40% established in the Resolution, so as to balance the percentage of the deferred Variable Compensation at levels acceptable to all Managers.

f)          existence of compensation supported by subsidiaries, controlled or direct or indirect parent companies

Not applicable.

g)        existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

13.2 - Total compensation of the board of directors, statutory board of directors and fiscal council

Total compensation planned for current fiscal year (2017) – Annual Amount
Body	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total Number of members *	8.00	96.00	5.00	109.00
Number of remunerated members	7.00	96.00	5.00	108.00
Fixed annual compensation	17,100,000.00	150,400,000.00	1,080,000.00	168,580,000.00
Salary or fees	17,100,000.00	150,400,000.00	1,080,000.00	168,580,000.00
Direct and indirect benefits	-.-	-.-	-.-	-.-
Committee membership	-.-	-.-	-.-	-.-
Other	-.-	-.-	-.-	-.-
Variable compensation	17,100,000.00	150,400,000.00	-.-	167,500,000.00
Bonus	-.-	-.-	-.-	-.-
Profit sharing	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	17,100,000.00	150,400,000.00	-.-	167,500,000.00
Description of “Other” variable compensations

From the total possible amount of the Variable Compensation, 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

From the total possible amount of the Variable Compensation, 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

Post-employment benefits	18,500,000.00	326,500,000.00	-.-	345,000,000.00
Observations	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10.		-.-	-.-
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based, including options	-.-	-.-	-.-	-.-
Total Compensation	52,700,000.00	627,300,0000.00	1,080,000.00	681,080,000.00

* One member of the Board of Directors is compensated exclusively as Member of the Statutory Board of Executive Officers.

Total compensation for fiscal year 2016 - annual amount
Body	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total Number of members *	8,00	86.00	5.00	99.00
Total number of remunerated members	7,00	86.00	5.00	98.00
Fixed annual compensation	20,286,000.00	169,848,945.00	1,323,000.00	191,457,945.00
Salary or fees	16,560,000.00	138,652,200.00	1,080,000.00	156,292,200.00
Direct and indirect benefits	-.-	-.-	-.-	-.-
Committee membership	-.-	-.-	-.-	-.-
Other	3,726,000.00	31,196,745.00	243,000.00	35,165,745.00
Description of “Other” fixed compensation	Amount for INSS (Social Security) recognized in the Company’s result			-.-
Variable compensation	21,587,685.00	180,277,370.00	-.-	201,865,055.00
Bonus	-.-	-.-	-.-	-.-
Profit sharing	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	21,587,685.00	180,277,370.00	-.-	201,865,055.00
Description of “Other” variable compensations

Variable Compensation R$17,622,600.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$3,965,085,00

Variable Compensation R$147,165,200.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$33,112,170.00

Post-employment benefits	18,975,000.00	161,025,000.00	-.-	180,000,000.00
Observations	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10		-.-	-.-
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based, including options	-.-	-.-	-.-	-.-
Total Compensation	60,848,685.00	511,151,315.00	1,323,000.00	573,323,000.00

* One member of the Board of Directors is compensated exclusively as Member of the Statutory Board of Executive Officers.

Total compensation for fiscal year 2015 – annual amount
Body	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total Number of members *	9.58	85.83	5.00	100.41
Total number of remunerated members	8.58	85.83	5.00	99.41
Fixed annual compensation	15,239,000.00	115,430,280.00	882,000.00	131,551,280.00
Salary or fees	12,440,000.00	94,228,800.00	720,000.00	107,388,800.00
Direct and indirect benefits	-.-	-.-	-.-	-.-
Committee membership	-.-	-.-	-.-	-.-
Other	2,799,000.00	21,201,480.00	162,000.00	24,162,480.00
Description of “Other” fixed compensation	Amount for INSS (Social Security) recognized in the Company’s result			-.-
Variable compensation	15,656,235.00	121,028,111.74	-.-	136,684,346.74
Bonus	-.-	-.-	-.-	-.-
Profit sharing	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	15,656,235.00	121,028,111.74	-.-	136,684,346.74
Description of “Other” variable compensations

Variable Compensation R$12,780,600.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$2,875,635.00.

Variable Compensation R$98,798,458.56; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$22,229,653.18.

Post-employment benefits	24,932,934.41	191,620,161.52	-.-	216.553.095,93
Observations	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10		-.-	-.-
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based, including options	-.-	-.-	-.-	-.-
Total Compensation	55,828,169.41	428,078,553.26	882,000.00	484,788,722.67

* One member of the Board of Directors is compensated exclusively as Member of the Statutory Board of Executive Officers.

sff

Total compensation for fiscal year 2014 – annual amount
Body	Board of Directors	Board of Directors	Fiscal Council	Total
Total Number of members *	8.83	88.42	4.67	101.92
Total number of remunerated members	7.83	88.42	4.67	100.92
Fixed annual compensation	15,165.500.00	116,036,655.00	823,200.00	132,025,355.00
Salary or fees	12,380,000.00	94,723,800.00	672,000.00	107,775,800.00
Direct and indirect benefits	-.-	-.-	-.-	-.-
Committee membership	-.-	-.-	-.-	-.-
Other	2,785,500.00	21,312,855.00	151,200.00	24,249,555.00
Description of “Other” fixed compensation	Amount for INSS (Social Security) recognized in the Company’s result			-.-
Variable compensation	16,338,437.50	127,127,992.30	-.-	143,466,429.80
Bonus	-.-	-.-	-.-	-.-
Profit sharing	-.-	-.-	-.-	-.-
Attending meetings	-.-	-.-	-.-	-.-
Commissions	-.-	-.-	-.-	-.-
Other	16,338,437.50	127,127,992.30	-.-	143,466,429.80
Description of “Other” variable compensations

Variable Compensation R$13,337,500.00; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$3,000,937,50

Variable Compensation R$103,777,952.90; 50% of the net amount will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”), and will become available in 3 (three) equal, annual and successive installments, expiring the first installment in the year subsequent to the date of payment.

INSS (Social Security) recognized in the Company’s results R$23,350,039.40

Post-employment benefits	26,800,140.28	198,754,636.47	-.-	225,554,776.75
Observations	Values corresponding to post-employment benefits refer to the Managers’ Pension Plan mentioned in item 13.10		-.-	-.-
Benefits motivated by leaving the position	-.-	-.-	-.-	-.-
Stock based, including options	-.-	-.-	-.-	-.-
Total Compensation	58,304,077.78	441,919,283.77	823,200.00	501,046,56.,55

* One member of the Board of Directors is compensated exclusively as Member of the Statutory Board of Executive Officers.

13.3 - Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

a)        body (see table in “d.ii” below)

b)        number of members (see table in “d.ii” below)

c)        number of remunerated members (see table in “d.ii” below)

d)        in relation to bonus:

                                                                             i.              minimum amount set in the compensation plan

Banco Bradesco does not establish minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

                                                                               ii.         maximum amount set in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	8	96	5	109
Number of remunerated members	7	96	5	108
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	17,100,000.00	150,400,000.00		167,500,000.00
Amount predicted in the compensation plan, in case the goals established were achieved.
Participation in the results
Minimum amount predicted in the compensation plan
Maximum amount predicted in the compensation plan
Amount predicted in the compensation plan, in case the goals established were achieved.

                                                          iii.     amount provided in the compensation plan, in case the goals are met

Banco Bradesco does not establish compensation amount automatically associated with the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes prevails the Overall performance of the Organization, irrespective of the area, whether it is considered support or business, technical or relationship area.

                                                          iv.      amount effectively recognized in the results

Total compensation of the year 2016 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	8.00	86.00	5	99.00
Number of remunerated members	7.00	86.00	5	98.00
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan
Amount effectively recognized in the results	17,622,600.00	147,165,200.00	-	164,787,800.00
Participation in the results
Minimum amount predicted in the compensation plan
Maximum amount predicted in the compensation plan
Amount predicted in the compensation plan, in case the goals established were achieved.
Amount effectively recognized in the results

Total compensation of the year 2015 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	9.58	85.83	5	100.41
Number of remunerated members	8.58	85.83	5	99.41
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan
Amount effectively recognized in the results	12,780,600.00	98,798,458.56	-	111,579,058.56
Participation in the results
Minimum amount predicted in the compensation plan
Maximum amount predicted in the compensation plan
Amount predicted in the compensation plan, in case the goals established were achieved.
Amount effectively recognized in the results.

Total compensation of the year 2014 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total Number of members	8.83	88.42	4.67	101.92
Number of remunerated members	7.83	88.42	4.67	100.92
Bonus	-	-	-	-
Minimum amount established in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan
Amount effectively recognized in the results	13,337,500.00	103,777,952.90	-	117,115,452.90
Participation in the results
Minimum amount predicted in the compensation plan
Maximum amount predicted in the compensation plan
Amount predicted in the compensation plan, in case the goals established were achieved.
Amount effectively recognized in the results

e)        in relation to the participation in the result:

i.               minimum amount provided in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii.             maximum amount provided in the compensation plan

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iii.           amount provided in the compensation plan, in case the goals are met

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iv.           amount effectively recognized in the result of the last 3 fiscal years

Banco Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.4 - Compensation plan based on shares held by the Board of Directors and Statutory Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, of the National Monetary Council, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.5 - Compensation based on shares of the Board of Directors and of the Board of Executive Officers

Banco Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, of the National Monetary Council, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of preferred shares issued by Banco Bradesco S.A., which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in 3 (three) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.6 - Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers

Banco Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.7 - Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Banco Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.8 - Information necessary for understanding the data disclosed in items 13.5 to 13.7 - Method of pricing the value of shares and options

Banco Bradesco has no plan based on shares (including stock options) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation of the Management is accounted for in Personal expenses with collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the current account of the administrator, it is charged 50% for the acquisition of preferred shares issued by Banco Bradesco, which are recorded on his behalf and unavailable for trading, being released 1/3 every year in subsequent years.

13.9 -   Number of shares, quotas and other securities convertible into shares held by managers and by the Fiscal Council - by body

BODY	BRADESCO		CIDADE DE DEUS		BBD PARTICIPAÇÕES		BRADESPAR
	ON	PN	ON	PN	ON	PN	ON	PN
Board of Directors	18,938,416	28,269,861	169,957,574	-	59,058,480	-	440,976	987,576
Board of Executive Officers	82,302	3,141,051	5	-	34,872,759	13,989,094	-	-
Fiscal Council	2,398	190,906	-	-	-	-	-	-

13.10 - Information on private pension plans granted to the members of the Board of Directors and to the statutory Board of Executive Officers

a)        body

See table 13.10

b)        number of members

See table 13.10

c)         number of remunerated members

See table 13.10

d)        name of the Plan

Bradesco Organization Pension Plan

e)        number of managers that meet the conditions to retire

See table 13.10

f)          conditions for early retirement

In case the participant is older than 55 when he withdraws from the Organization, retired by the INSS (Social Security), and has contributed to the Plan for at least 10 years or more, he may choose to receive a proportional Instant Monthly Income, proportional, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

g)        updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the administrators

See table 13.10

h)        total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

i)          if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after grace period of a full calendar year, counted from the first working day of the month of January of the year following the contribution, in compliance with the rules governing the subject.

Table 13.10

Body (Item “a”)	Total number of members (Items “b and c”)				Item “e”	Item “g”	Item “h”
	Total number of members	Number of remunerated members	Retired	Active		R$	R$
Board of Directors	8	7	7	-	-	46,832,240.97	18,975,000.00
Board of Executive Officers	93	93	9	84	-	510,145,386.78	161,025,000.00
Total	101	100	16	84	-	556,977,627.75	180,000,00.00

13.11 - highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Reason for not filling the table:

The Company’s management and supervisory bodies are comprised with professionals affiliated to the Brazilian Institute of Financial Executives (“IBEF”) of Rio de Janeiro. On March 2, 2010, the IBEF obtained from the 5th Federal Court of Rio de Janeiro Judicial District (lawsuit 20105101002888-5) an injunction worded as follows:

“Now, therefore, I GRANT the pleaded injunction, determining the suspension of the validity of sub-item 13.11 of attachment 24 of CVM Instruction No.480, in relation to IBEF associates and, consequently, to the companies to which they are linked, prohibiting the application of any sanction in the affiliates or in the companies to which they are linked until the subsequent decision of this Court.”

On May 17, 2013 a judgment on the merits of the referred lawsuit was handed down, through which the aforementioned injunction was ratified and the request made by IBEF was upheld, having been given to the defendant - CVM -, that: “…abstain from implementing the requirement contained in subsection 13.11 of Attachment 24 of CVM Instruction No. 480, as well as apply any penalty related to the noncompliance to the referred request, to IBEF associates and to the companies with which they are associated…”.

CVM filed an appeal, which was received only in devolutive effect, and the case was sent to the Federal Regional Court of the 2nd Region, according to order made in first instance on December 19, 2013.

The reason for not disclosing the minimum, medium and maximum compensation of the members of the companies’ management and supervisory bodies is based on the preservation of individual rights to privacy and safety of the individual members of mentioned statutory bodies.

In respect to these individual rights and judicial decision referred to above, the Company will not disclose the information, unless judicial determination otherwise.

13.12 - Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.13 - Percentage in total compensation held by managers and members of the Fiscal Council that are related parties to the controlling shareholders

Body	2016	2015	2014
	%	%	%
Board of Directors	100.00	100.0	100.0
Statutory Board of Executive Officers	77.4	91.6	95.4
Fiscal Council	0.00	0.00	0.00

13.14 - Managers and Fiscal Council´s Member’s compensation, grouped by body, received for any reason other than the position they occupy

Banco Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.15 - Managers and Fiscal Council´s Member’s compensation recognized in the income of the controlling shareholders, direct or indirect, of companies under joint control and of the issuer’s subsidiaries

Year 2016 - amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	48,663,124.40	-	-	48,663,124.40
Companies under common control	-	-	-	-

Year 2015 - amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	60,874,295.44	-	-	60,874,295.44
Companies under common control	-	-	-	-

Year 2014 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies

	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and Indirect Parent Companies	-	-	-	-
Issuer’s subsidiaries	50,268,234.80	-	-	50,268,234.80
Companies under common control	-	-	-	-

13.16 - Other relevant information

There is no further information that we deem relevant.

Power of Attorney Sample

By this instrument of power of attorney, [SHAREHOLDER’S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], (Individual Taxpayer’s ID No............................., with address at [FULL ADDRESS],  appoints his/her attorney-in-fact Mr. [NAME OF ATTORNEY-IN-FACT], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], Individual Taxpayer’s ID No............................, with address at [FULL ADDRESS], with specific powers to represent him/her, in the capacity of Shareholder of Banco Bradesco S.A. (BRADESCO), at the Special and Annual Shareholders’ Meetings to be cumulatively held on March 10, 2017, at 4 p.m., at the headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, exercising the voting right entitled to him/her as holder of common shares issued by the aforementioned Bank, with powers to present proposals, examine, discuss and vote on matters to be submitted to resolution of the aforementioned Meetings, including, but not limited to, vote targeting in the candidates appointed to compose the Company’s Board of Directors and/or Fiscal Council, in compliance with the provisions of Article 141, 161 and/or 162 of Law No. 6,404/76. Mentioned attorney-in-fact may also sign minutes, records, papers, terms and what else is needed for the good and faithful compliance with this power of attorney and shall exercise the powers that were granted to him/her, observing the limits imposed by the legislation in force and by the items of the agenda listed in the call notice, pursuant to the guidance below.

[City, State,] ................... ......, 2017

_______________________________

[Shareholder's name]

(Notarized signature)

Voting Guidance

Special Shareholders’ Meeting

1)    Resolve on the proposal of the Board of Directors to increase the capital stock in R$8,000,000,000.00 with a bonus of 10% in shares, at the ratio of 1 new share for each 10 shares of the same type held by the shareholders on the base date

☐ favor ☐ against  ☐ abstain

2)    Resolve on the Board of Directors’ proposal to partially amend the Bylaws, (i) in item “p” of Article 9, regarding the Board of Directors’ duties to establish the compensation for the Audit Committee’s members;  (ii) in Paragraph Two of Articles 12 and 13, in the “caput” of Article 17 and in the Section III of Article 27, improving their wording; (iii) in Article 21, due to the change to the term of office and to formalize the criteria for the appointment and dismissal of the members of the Audit Committee; and (iv) in item “a” of Article 24, adjusting the minimum period to convene the Shareholders’ Meetings of the Company to comply with the provisions of Article 8 of CVM Instruction No. 559, of March 27, 2015.

☐ favor ☐ against  ☐ abstain

asfdasdf

Annual Shareholders’ Meeting
1) Analyze the management accounts and examine, discuss and vote on the Financial Statements for the year ended on December 31, 2016. ☐ favor ☐ against ☐ abstain

2) Allocate the net income for the 2016 year, as follows:

- R$754,178,887.04 for the account of "Profit Reserve - Legal Reserve";

- R$7,353,617,362.43 for the account of "Profit Reserve - Statutory Reserve"; and

- R$6,975,781,491.26 for the payment of interest on equity, of which R$2,167,781,491.26 have been paid and R$4,808,000,000.00 will be paid on March 8, 2017, reaffirming that it will not be proposed to the Meeting a new distribution of interest on equity/dividends for the 2016 year.

☐ favor ☐ against ☐ abstain

3) Establish at eight (8) the number of members to compose the Board of Directors. ☐favor ☐ against ☐ abstain
4) Reelection of the current members of the Board of Directors appointed by the controlling shareholders:
- Lázaro de Mello Brandão ☐ favor ☐ against ☐ abstain
- Luiz Carlos Trabuco Cappi ☐ favor ☐ against ☐ abstain
- Denise Aguiar Alvarez ☐ favor ☐ against ☐ abstain
- João Aguiar Alvarez ☐ favor ☐ against ☐ abstain
- Carlos Alberto Rodrigues Guilherme ☐ favor ☐ against ☐ abstain
- Milton Matsumoto ☐ favor ☐ against ☐ abstain
- José Alcides Munhoz ☐ favor ☐ against ☐ abstain
- Aurélio Conrado Boni ☐ favor ☐ against ☐ abstain

5) Elect the Fiscal Council’s members appointed by the controlling shareholders:

- Domingos Aparecido Maia – Effective Member - Nilson Pinhal – Alternate Member

- José Maria Soares Nunes – Effective Member - Renaud Roberto Teixeira – Alternate Member

- Ariovaldo Pereira – Effective Member - Jorge Tadeu Pinto de Figueiredo – Alternate Member

☐ in favor ☐ against ☐ abstain

Elect the Fiscal Council’s member appointed by the shareholder Henrique Borenstein, in separate voting process by the minority holders of common shares.

-   João Carlos de Oliveira – Effective Member - João Sabino – Alternate Member

☐ in favor ☐ against ☐ abstain

6) Overall compensation and the amount to support the Management’s Pension Plan. ☐ in favor ☐ against ☐ abstain
7) Monthly compensation of the Fiscal Council’s effective members. ☐ in favor ☐ against ☐ abstain

Specific power of attorney sample to separate voting – shareholders holding preferred shares

By this instrument of power of attorney, [SHAREHOLDER’S NAME], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], (Individual Taxpayer’s ID No............................., with address at [FULL ADDRESS],  appoints his/her attorney-in-fact Mr. [NAME OF ATTORNEY-IN-FACT], [NATIONALITY], [MARITAL STATUS], [OCCUPATION], Identity Card No. ......................../[ISSUING BODY], Individual Taxpayer’s ID No …………………., with address at [FULL ADDRESS], with specific powers to represent him/her, in the capacity of Shareholder of Banco Bradesco S.A. (BRADESCO), at the Special and Annual Shareholders’ Meetings to be cumulatively held on March 10, 2017, at 4 p.m., at the headquarters, Núcleo Cidade de Deus, Vila Yara, Osasco, São Paulo, at Salão Nobre do 5o andar, Prédio Vermelho, exercising the voting right entitled to him/her as holder of preferred shares issued by the aforementioned Bank, with powers to vote exclusively on the candidates appointed by preferred shareholders to compose the Company’s Fiscal Council, in compliance with the provisions of Articles 161 and 162 of Law No. 6,404/76.  Mentioned attorney-in-fact may also sign minutes, records, papers, terms and what else is needed for the good and faithful compliance with this power of attorney.

Mentioned attorney-in-fact shall exercise the powers that were granted to him/her in relation to item “4” of the Annual Shareholders’ Meeting, observing the limits imposed by the legislation in force.

[City, State,] ................... ......, 2017

_______________________________

[Shareholder's name]

(Notarized signature)

Voting Guidance

- Luiz Carlos de Freitas, Effective Member, and José Luiz Rodrigues Bueno, Alternate Member, appointed by the shareholder Roberto Kaminitz to compose the Fiscal Council, in a separate vote process by the minority holders of preferred shares.

☐ favor ☐ against   ☐ abstain

                                                         ____________________________________________________________________________________

Management’s Comments on the Company

10.1 - General financial and equity conditions

Directors should comment:

a)   general financial and equity conditions

The Directors understand that Bradesco has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion in the short- and long-terms.

The Directors’ analysis is based on information from the last three adjusted financial statements on the balance sheet date, as follows:

2016

2016 was a year of great events. The conclusion of the acquisition of HSBC Bank Brasil S. A. – Banco Múltiplo (HSBC Brasil), the largest in our history, has allowed us to broaden our base of account holders and expand activities in strategic markets such as the Southeast, Midwest, and South. In a short period of time, we have integrated the platforms, the involvement of the workforce, and replaced the entire brand in total harmony with the outlined objectives.

Sponsoring the Rio 2016 Olympics and Paralympics in Rio de Janeiro was another demonstration of confidence in the Country’s ability to perform. The Games gave the Bradesco brand global exposure and made the Organization’s commitment to constructive attitudes that motivate and move the people visible, a nation’s greatest asset.

Faced with the challenges imposed by the current economic scenario, we reacted with increasing investments and persistent business incentives. The strategic and budgetary planning has been completed successfully; we have improved processes aiming at greater efficiency, and have innovated on all fronts, supported by a Service Network present throughout the country. Our employees are committed and determined to always work harder and better, in line with current demands.

Committed to the Goals of Sustainable Development, we celebrated the 60th anniversary of Fundação Bradesco, the Organization’s principal social action. With 40 schools, located primarily in disadvantaged regions, aimed at teaching children and teenagers, the Foundation has become a reference of education in the Country, and shines a light on the paths of social inclusion, providing public welfare.

Brazil has the credentials to move forward and resume growth. Confident that, in 2017, we will write another chapter of achievements in our history, we reaffirm the willingness to overcome obstacles with constructive attitudes and investments, providing the best products and services to our clients, shareholders, and investors.

We wish to thank everyone for their support, preference, and above all, the confidence placed in Bradesco. We also thank our employees and other staff for their effort, dedication, and full commitment, which was decisive in overcoming obstacles and obtaining results.

Among the relevant events of the financial year of 2016 are the following:

•         the conclusion, in July, of the acquisition of 100% of the capital stock of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. (HSBC Brasil), with the due approval of the relevant activities. The approval, in the General Meeting, of the division of HSBC Brasil, enabled the integration of people and operating and technological platforms, resulting in the replacement of the brand in its service network and providing greater synergy in its operations. Thus, since October 8, HSBC Brasil clients have gained access to their accounts and other services as Bradesco clients. This is the largest acquisition ever made by the Bank, cementing its position in the domestic financial scene;

•         once again chosen to be a part of the Dow Jones Sustainability Index – DJSI of the New York Stock Exchange, in the Dow Jones Sustainability Emerging Markets category. There was an increase in overall performance with emphasis on the issues of “Crime Prevention Policies and Measures”, “Financial Stability”, and “Systemic Risk and Financial Inclusion”;

•         for the twelfth year in a row, it was recognized among the companies listed in the Corporate Sustainability Index – ISE of BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange. The portfolio is reviewed annually, though analysis of economic-financial, social, environmental, and corporate governance aspects. Integrating the index reaffirms Bradesco’s commitment to the adoption of good business practices; and

•         the achievement, once again, of winning the ABRASCA Award – Best Annual Report, in the “Public Company Group 1” category, awarded by the Brazilian Association of Public Companies – ABRASCA, which recognizes a company’s commitment to transparency in its relationship with shareholders, clients, and stakeholders.

In addition to the highlights above, the Rio 2016 Olympic Games consolidated a cycle of building a legacy based on the transforming power of sports. Bradesco believed since the beginning and became the first official sponsor of the Olympic Games, in the Bank and Insurance categories. Reinforcing this commitment, the bank was also sponsor of the Olympic Torch and Paralympic Torch Relay, which took the emotion and Olympic spirit to several corners of Brazil, spreading the global spirit of the event. The results were perceived on many fronts, always leveraging the brand, the generation of business and the engagement of employees. Studies have demonstrated the growth of the attractiveness index of Bradesco, besides being one of the most remembered brands among all the sponsors.

The taxable Net Income was R$15.084 billion in the financial year of 2016, equivalent to R$2.73 per share and annualized profitability of 15.5% over the average Shareholders’ Equity. The annualized return on Average Total Assets was 1.4%. Shareholders’ Equity amounted to R$100.442 billion and total of the adjusted assets stood at R$1.294 trillion.

Loan Operations

Bradesco, attentive to the challenging scene of the credit market, constantly monitors its loan portfolios in order to keep its policy up to date and in line with the current economic situation, preserving the expansion and diversification of the supply in various channels of distribution, which cover the Network of Branches, Banking Correspondents, and Digital Channels. These differentials have contributed to the achievement of loans and direct financing or in strategic partnerships with the various business chains.

  R$514.990 billion was the balance at the end of the year, of consolidated credit operations, in the expanded concept, which includes Sureties and Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Investment Funds in Credit Rights, Certificates of Real Estate Receivables and Rural Credit, with an evolution of 8.6% in the period; and

  R$40.614 billion was the consolidated balance of provision for doubtful debtors, considering an additional provision of R$7.490 billion, which includes provision for guarantees provided, above what’s required by Resolution No. 2,682/99, of the National Monetary Council.

Fundraising and Resource Management

The resources funded and managed, in the end of 2016, amounted to R$1.905 trillion, tier 26.1% higher than the previous year. Overall, the Bank manages 26,802 million account holders, 62,107 million savings accounts with a balance of R$97.089 billion, representing 18.7% of the SBPE – Brazilian Savings and Loan System.

•         R$583.284 billion in Demand Deposits, Time Deposits, Interbank Deposits, Savings Accounts and Securities Sold Under Agreements to Repurchase;

•         R$756.488 billion in assets under management, comprising Investment Funds, Managed Portfolios and Third-Party Fund Quotas, a 37.5% increase;

•         R$299.312 billion in the Exchange Portfolio, Borrowings and On-lendings in Brazil, Working Capital, Tax Payments and Collection and Related Charges, Funds From Issuance of Securities in Brazil, and Subordinated Debt in Brazil;

•         R$223.342 billion in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds, up by 25.6%; and

•         R$42.486 billion in Foreign Funding, through public and private issues, Subordinated Debt Overseas, Securitization of Future Financial Flows and Borrowings and On-lendings Overseas, equivalent to US$13.036 billion.

At the close of the financial year of 2016, the market value of Bradesco, considering the closing prices of the common and preferred shares, totaled R$160.813 billion, representing 1.6 times the Shareholders’ Equity on December 31, 2016.

2015

2015 was a year of achievements and advances for Bradesco, which become all the more valuable taking into account the environment of uncertainties during the period, in a context of decelerated economy, decreasing GDP and persistent inflation. We have been successful and we are convinced that the financial activity is fundamental for the country to return to the path of growth.

Bradesco, since it was founded 72 years ago, has held an ongoing relationship with society, driven by the vocation of the pioneering spirit and determination to be contemporary at all times. From any angle assessed, the democratization of banking products and services has been a constant. The culture of quality, intersection point of all initiatives, contributed to the evolution of the technological structure, associated to the technical and professional improvement of the staff, pillars that distinguish us in the financial market.

Among the events of major relevance in 2015, we highlight the signature for the Purchase Contract of Shares with HSBC Latin America Holdings (UK) Limited for the acquisition of 100% of the share capital of HSBC in Brazil. The operation, which is subject to the approval of the competent regulatory agencies, reaffirms the objectives of Bradesco to strengthen its presence and activity in the market.

In the context of corporate sustainability, the Bradesco Organization maintains its commitment in the constant search of integrating its principles to its strategic planning. In the social area, Fundação Bradesco deserves special attention, one of the largest private social and educational programs in Brazil, with 40 schools installed in priority regions of accentuated socioeconomic deprivation, promoting free basic and quality education, strengthening ethical values and civic-mindedness.

With renewed optimism in facing future challenges, Bradesco reiterates its positive vision in relation to Brazil. The planning of the Organization has solid foundations, proven in the scale already achieved, its great diversification in terms of products and services, robust financial and equity situation, one of the largest networks of customer service in Brazil, compatible presence abroad, use of the best corporate governance practices and qualified internal structure, in terms of experience and operational efficiency, to respond to the demands of sustained growth.

With the feeling of overcoming adversity and recognition, we wish to thank our clients and shareholders, for their trust, support and preference; to the Directors, employees and other collaborators, for their effort, dedication and commitment to the Organization's strategies, determinants for the results obtained.

Among the important events of 2015 are the following:

•      on July 6, the signature of the partnership with FCA Fiat Chrysler Automóveis Brasil and Banco Fidis, through Bradesco Financiamentos, for a period of ten years, to finance the sales of vehicles of the brands Jeep, Chrysler, Dodge and Ram in Brazil;

•      On August 3, the disclosure of the signature of the Purchase Contract of Shares with HSBC Latin America Holdings (UK) Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda., with the consequent takeover of all operations of HSBC in Brazil, whose decision was ratified at the Extraordinary General Meeting on December 17, 2015. Subject to the approval of the competent regulatory bodies, the operation reaffirms the goals of Bradesco to strengthen its presence and activity in the market, thus increasing gains in efficiency and scale;

•      on August 6, the launch of the Espaço Bradesco Next Móvel at Shopping Iguatemi, in São Paulo; later, on October 8 and 30, in Morumbi Shopping and Shopping Park São Caetano, respectively. The objective of this new configuration, itinerant in form will mark our presence in different localities, taking to the public the experience of the latest technologies and innovations, as well as expanding the conquest of new business;

•      on August 31, the inauguration of the new premises of Grupo Bradesco Seguros in Alphaville – São Paulo, with a modern and sustainable architectural structure, where it will centralize the operations of all its segments. The integration extends further the synergy between the areas, generating gains in productivity and quality, in addition to improving assistance to the Branches and to clients;

•      on September 14, for the tenth consecutive year, Bradesco was selected to integrate the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, in the Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets portfolios. The DJSI is composed of actions of a select list of companies in the world, with best practices for sustainable development; and

•      since September, Bradesco Clients can withdraw cash and check their balance without the use of the card, in the whole Rede Banco24Horas network, besides the Bradesco network, using biometric authentication with the palm of the hand.

In addition to the highlights above, in January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

Book Net Income was R$17.190 billion for the year, corresponding to R$3.42 per share and annualized return of 19.7% on average Shareholders’ Equity. The return on Average Total Assets was 1.7%. Consolidated Shareholders’ Equity amounted to R$88.907 billion and total of the adjusted assets stood at R$1.080 trillion.

Loan operations

The challenging scenario for the credit market makes the Bank maintain its policy always updated and commensurate with the current moment of economy, preserving the expansion and diversification of the offer, which covers the Branch Network, Banking Correspondents and Digital Channels. These differentials have contributed to the implementation of borrowings or in direct lending or in strategic partnerships with the various chains of business.

•         R$474.027 billion was the balance, at year-end, of the consolidated credit operations, in the expanded concept, including sureties and guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds, mortgage-backed receivables and rural loans, for a 4.2% increase for the period.

•         R$29.499 billion was the consolidated balance of the provision for doubtful accounts, considering an additional provision of R$6.410 billion, which includes provision for guarantees provided, in the amount required by Resolution No. 2,682/99 issued by the National Monetary Council.

Funding and Asset Management

At year-end, the funds obtained and managed totaled R$1.510 trillion, 5.9% higher than the previous year. In all, the Bank manages 26.027 million checking account customers, 60.086 million savings accounts with balances of R$91.879 billion, accounting for 18.0% of the SBPE – Brazilian Savings and Loan System.

•         R$475.486 billion in demand deposits, time deposits, interbank deposits, Federal funds purchased and securities sold under agreements to repurchase and savings deposits;

•         R$550.284 billion in managed funds, comprising Investment funds, managed portfolios and third-party fund units, a 12.6% increase;

•         R$248.210 billion, recorded in Foreign exchange portfolio, Borrowings and onlending, working capital, collection and payment of taxes and others, funds from issuance of securities and subordinated debt – domestic;

•         R$177.834 billion in technical provisions for insurance, private pension plan funds and capitalization bonds, a 16.0% increase; and

•         R$58.582 billion in foreign funding, through public and private issues, subordinated debt abroad, securitization of future financial flows and borrowings and onlendings abroad, equivalent to US$11.234 billion. Of this amount, we highlight the capture in the total value of US$375 million with the International Finance Corp (IFC), of which US$150 million come from the IFC itself and US$225 million from a group of Banks, whereby the resources are destined for loans to small and medium sized enterprises.

At the end of the 2015 financial year, Bradesco’s market value, taking into account the closing quotations of common and preferred shares, was R$100.044 billion, representing 1.1 times the Shareholders’ Equity on December 31, 2015.

2014

In 2014, Brazil experienced yet another moment in its well-established democracy, promoting elections that generated great interest from the general public – who were involved by the strength of the campaigns and a fierce contest at the polls. Now, economic officials face the task of revisiting projections and strategies, setting the groundwork for changes that can lead the country towards a leap in development.

The Bradesco Organization believes there are reasons to feel optimistic about the future of Brazil. In this context, we hope that domestic economic policy and external factors, such as the recovery of the US economy and the recovery efforts of the economies pegged to the Euro, can create growth opportunities in the country.

At Bradesco, among the most significant events of this past year, we should emphasize our permanence in the select group of companies in the BM&FBovespa’s ISE (Corporate Sustainability Index), and the Dow Jones Sustainability Index, of the New York Stock Exchange, which it comprises for the ninth consecutive year; the launch of the payment solutions company Stelo S.A., as well as that of LIVELO S.A., which will take care of business related to a coalition loyalty program – both in conjunction with Banco do Brasil. Also worth mentioning were the opening of the second Fluvial Service Station on the Solimões River, serving 11 riverside towns along a 1,600-km extension of the river, and the establishment of the first branch in Vila Kennedy, a community in the west side of Rio de Janeiro, aimed at the financial inclusion of approximately 130 thousand residents.

As it celebrates 71 years of existence, Bradesco boasts a strong balance sheet position that confirms the success of the strategies applied, which in turn are consistent with the choice of retail banking as our flagship product line for the goals democratization of credit and banking inclusion.  Our market performance is the result of the instrumentality of an extensive and well-distributed Service Network and of our digital channels. This wide range of options is made possible by a constant and robust investment in infrastructure and especially in technology, which positions Bradesco at the forefront of banking technology.

The Bradesco Organization maintains its commitment to corporate sustainability, seeking to integrate its basic principles to its global strategic planning. Among its social initiatives, we should highlight the work developed by the Fundação Bradesco, which offers free and high-quality education. The foundation focuses its work on regions that face greater educational and healthcare shortages in the country, with a network of 40 schools that constitute one of the largest socio-educational programs promoted by the private sector on a global scale.

The strength of the Bradesco brand will remain a powerful ally in the continuous effort of earning and maintaining market positions, and it is boosted by the competent and loyal dedication of its Directors and employees, to whom we express our gratitude. We also wish to thank our customers and shareholders for the trust which has allowed us to stand apart from the competition.

The following are some of the most noteworthy events involving the Bradesco Organization over the past year:

•         on April 17 Bradesco and Banco do Brasil launched Stelo S.A., a payment solutions company that manages, operates and explores the payment facilitator segment for e-commerce and digital portfolio business; on May 14, they formed LIVELO S.A., whose purpose will be to explore businesses related to coalition loyalty program, allowing the client to accumulate and redeem points in various partners;

•         on May 27 the second Fluvial Service Station was inaugurated aboard the ship Voyager V, in the Solimões River in the Amazon. The new ship serves approximately 50 communities and 11 cities, covering a stretch of around 1,600 kilometers between Manaus and Tabatinga and bringing banking services that make life easier at these riverside communities;

•         on July 7, Bradesco was issued the Quality Certificate issued by IIA – Institute of Internal Auditors, an entity present in more than 130 countries, empowered to assess and grant the Quality Certificate to internal audits. The certificate is the recognition that Bradesco has an internal audit structure that is prepared to act independently in all its dimensions, with emphasis on best practices for Risk Assessment and for the effectiveness of Internal Controls;

•         on July 17, Bradesco and the major retail Banks in the country signed a new Shareholders’ Agreement for TecBan – Banking Technology S.A., which provides that, in approximately 4 years, their external networks of Self-Service Terminals will be consolidated into Banco24Horas terminals;

•         on July 28, Bradesco formalized a strategic partnership with IBM Brasil – Indústria Máquinas e Serviços Ltda., which will provide hardware and software support and maintenance activities, currently provided by Scopus Tecnologia Ltda. IBM will take over the operational structure from Scopus, and all support and maintenance contracts signed between Scopus and its other clients;

•         on August 4, the opening of the first branch in Vila Kennedy, a community located in the west side of the city of Rio de Janeiro, allowing the financial inclusion of approximately 130 thousand residents;

•         on September 12, for the ninth consecutive year, Bradesco was selected to comprise the Dow Jones Sustainability Index – DJSI, of the New York Stock Exchange, as part of the Dow Jones Sustainability World Index and Dow Jones Sustainability Emerging Markets Index; on November 27, it was once again selected to comprise the Corporate Sustainability Index (ISE) of BM&FBOVESPA, which reflects the return of a portfolio composed of shares of the companies with the best performance in the ISE indicators; and

•         on September 15, it earned the RA1000 Reclame AQUI, as the first bank to be awarded the RA1000, the maximum seal of quality for handling complaints made to the website Reclame AQUI.

Book Net Income was R$15.089 billion for the year, corresponding to R$3.60 per share and annualized return of 19.8% on average Shareholders’ Equity. The return on Average Total Assets was 1.6%. Consolidated Shareholders’ Equity amounted to R$81.508 billion and total of the adjusted assets stood at R$1.032 trillion.

Loan operations

The democratization of credit can be achieved by expanding and diversifying the credit available, and by more attractive interest rates. These key factors have increased the volume of financing operations conducted directly or in partnerships with market players, as well as in other lines aimed at individuals, such as payroll-deductible loans, through an extensive network of Branches, PAs (Service Branches) and Sales Promoters.

  R$455.127 billion was the balance, at year-end, of the consolidated credit operations, in the expanded concept, including sureties and guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, co-obligation in receivables-backed investment funds, mortgage-backed receivables and rural loans, for a 6.5% increase for the year; and

  R$23.146 billion was the consolidated balance of the provision for doubtful accounts, considering an additional provision of R$4.007 billion, which includes provision for guarantees provided, in the amount required by Resolution No. 2,682/99 issued by the National Monetary Council.

Funding and Asset Management

At year-end, the funds obtained and managed totaled R$1.426 trillion, 13.2% higher than the previous year. In all, the Bank manages 26.482 million checking account customers, 59.091 million savings accounts with balances of R$92.155 billion, accounting for 17.6% of the SBPE – Brazilian Savings and Loan System.

  R$531.806 billion in demand deposits, time deposits, interbank deposits, Federal funds purchased and securities sold under agreements to repurchase and savings deposits, a 12.1% increase;

  R$488.730 billion in managed funds, comprising Investment funds, managed portfolios and third-party fund units, a 12.3% increase;

  R$217.526 billion, recorded in Foreign exchange portfolio, Borrowings and onlending, working capital, collection and payment of taxes and others, funds from issuance of securities and subordinated debt – domestic, a 22.0% increase;

  R$153.267 billion in technical provisions for insurance, private pension plan funds and capitalization bonds, a 12.5% increase; and

  R$34.770 billion in foreign funding, through public and private issues, subordinated debt abroad, securitization of future financial flows and borrowings and onlendings abroad, equivalent to US$13.090 billion.

At the end of the 2014 financial year, Bradesco’s market value, taking into account the closing quotations of common and preferred shares, was R$145.536 billion, representing 1.8 times the Shareholders’ Equity on December 31, 2014, and up 13.6% compared to December 31, 2013.

The following are comments about our key indicators:

I)     Capital Adequacy Ratio

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. Starting in October 2013, the implementation of a new capital structure began in Brazil. The Brazilian Central Bank (Bacen), through CMN Resolution No. 4,192/13, set out the new methodology for calculating the Referential Equity (PR – Patrimônio de Referência), superseding CMN Resolution No. 3,444/07. Since then, the Reference Equity started being calculated based on CMN Resolution No. 4,192/13, which determined that the elaboration be made based on the "Prudential Consolidation", as per January 2015.

The difference in comparison between the current form of calculation of the Prudential Consolidation, and the previous Financial Consolidation, is, essentially, a reflection of the consolidation of similar companies to the financial institutions (Bradesco Consórcios, Cielo, among others) and investment funds, which became the scope, according to the regulation in force. It is important to highlight that the difference is also related to the amendment of the application of the factor of prudential adjustments, as defined in CMN Resolution No. 4,192/13, which went from 20% in December 2014 to 40% from January 2015, and to 60% from January 2016.

The calculation of our Basel Index is shown below:

R$ million

Calculation Basis	Basel III (1)			Variation			
	Prudential Consolidation		Consolidated Financial	Dec16 x Dec15		Dec15 x Dec14	
	Dec16	Dec15	Dec14	R$	%	R$	%
Capital - PR	**101,127**	**102,825**	98,605	**(1,698)**	**(1.7)**	**4,220**	**4.3**
Tier I	**78,763**	**77,507**	**77,199**	**1,256**	**1.6**	**308**	**0.4**
Common equity	**73,747**	**77,507**	**77,199**	(3,760)	(4.9)	308	0.4
Shareholders' Equity	100,442	88,907	81,508	11,535	13.0	7,399	9.1
Non-controlling interests / Other	61	-	-	61	-	-	-
Prudential adjustments as per CMN Resolution No. 4,192/13 (2)	(26,756)	(11,400)	(4,309)	(15,356)	134.7	(7,091)	164.6
Additional capital (3)	**5,016**	-	-	**5,016**	-	-	-
Tier II	**22,364**	**25,318**	**21,406**	**(2,954)**	**(11.7)**	**3,912**	**18.3**
Subordinated debt (prior to CMN Resolution No. 4,192/13)	12,560	19,513	21,406	(6,953)	(35.6)	(1,893)	(8.8)
Subordinated debt (according to CMN Resolution No. 4,192/13)	9,804	5,805	-	3,999	68.9	5,805	-
Risk-weighted assets - RWA	**656,189**	**612,217**	**597,213**	**43,972**	**7.2**	**15,004**	**2.5**
Credit risk	589,977	556,441	544,798	33,536	6.0	11,643	2.1
Operational risk	50,444	37,107	30,980	13,337	35.9	6,127	19.8
Market risk	15,768	18,670	21,436	(2,902)	(15.5)	(2,766)	(12.9)
Total Index	**15.4%**	**16.8%**	**16.5%**				
Tier I capital	**12.0%**	**12.7%**	**12.9%**	**(0.7) p.p.**		**(0.2) p.p.**	
Common equity	**11.2%**	**12.7%**	**12.9%**	**(1.5) p.p.**		**(0.2) p.p.**	
Additional capital (3)	**0.8%**	-	-	**0.8 p.p.**		-	
Tier II capital	**3.4%**	**4.1%**	**3.6%**	**(0.7) p.p.**		**0.5 p.p.**	
Subordinated debt (prior to CMN Resolution No. 4,192/13)	**1.9%**	**3.2%**	**3.6%**	**(1.3) p.p.**		**(0.4) p.p.**	
Subordinated debt (according to CMN Resolution No. 4,192/13)	**1.5%**	**0.9%**	-	**0.6 p.p.**		-	

(1) From October 2013, capital is calculated as per CMN Resolution No. 4,192/13, which establishes that calculation is based on the "Financial Consolidated" by December 2014 and "Prudential Consolidated" as of January 2015;

(2) Criteria used, as of October 2013, by CMN Resolution No. 4,192/13 (including subsequent amendment); and

(3) In December 2016, it considers the subordinate debts authorized by the Central Bank, in November 2016, to compose Tier I.

In December 2016, the Regulatory Capital of the Prudential Conglomerate stood at R$101,127 million, against risk-weighted assets totaling R$656,189 million. The Basel Ratio reached 15.4%, the Tier I Capital ratio, 12.0%, a decrease of 0.7 p.p. compared to December 2015, mainly impacted by: (i) the effect of the consolidation of HSBC Brasil, which influenced: (a) the risk-weighted assets; (b) goodwill/ intangible assets; and (c) the other prudential adjustments, which were also impacted by the change in the implementation of the adjustment factor, as defined in the CMN Resolution No. 4,192/13, which went from 40% in January 2015, to 60% from January 2016; partly offset by: (ii) the issuance of Subordinated Bonds, authorized by the Central Bank in November 2016, to compose Tier I/ Complementary Capital, in the amount of R$5.0 billion.

In December 2015, the Reference Equity of the Prudential Consolidation reached the amount of R$102,825 million, compared to assets weighted by the risk of R$612,217 million.

It is worth mentioning that, in the fourth quarter of 2015, the Brazilian Central Bank authorized the Subordinated Letters of Credit to compose Tier II. The restated amount on December 31, 2015 reached R$5,805 million.

In the light of the implementation of the new capital requirements, the indexes of 2015 cannot be compared with the indexes of 2014.

In December 2014, Capital stood at R$98,605 million, against risk-weighted assets totaling R$597,213 million. The Total Basel Index recorded a slight drop of 0.1 p.p. when compared to the previous year, going from 16.6% in December 2013 to 16.5% in December 2014, which is basically a result of: (i) 20% applied over prudential adjustments, as per CMN Resolution No. 4,192/13; (ii) increase in risk-weighted assets, caused by the expansion of the loan portfolio; and partially offset by (iii) increase in Shareholders’ equity, due to the growth in income recorded in the year.

It is worth mentioning that in December 2014, only R$21,406 million of the total subordinated debt were used in the calculation of the Basel Index, given the respective maturity.

II)   Operating Efficiency Ratio (ER) and Operating Coverage Ratio

R$ million

Calculation Basis	2016	2015	2014	Variation 2016 x 2015 R$	Variation 2016 x 2015 %	Variation 2015 x 2014 R$	Variation 2015 x 2014 %
Personnel Expenses (1)	16,144	13,358	12,711	2,786	20.9	647	5.1
Administrative Expenses	19,134	16,339	14,848	2,795	17.1	1,491	10.0
Total (A)	**35,278**	**29,697**	**27,559**	**5,581**	**18.8**	**2,138**	**7.8**
Net Interest Income = Gross Income from Financial Intermediation (-) ALL	62,454	55,387	48,295	7,067	12.8	7,092	14.7
Fee and Commission Income	28,024	24,839	22,089	3,185	12.8	2,750	12.4
Insurance Premiums, Pension Plans and Capitalization, net of the Variation of Technical Provisions, Retained Claims and Other (2)	5,669	5,426	5,047	243	4.5	379	7.5
Equity in the Earnings (Losses) of Unconsolidated Companies	218	144	187	74	51.4	(43)	(23.0)
Other Operating Revenues and Expenses	(7,015)	(6,708)	(5,395)	(307)	4.6	(1,313)	24.3
Total (B)	**89,350**	**79,088**	**70,223**	**10,262**	**13.0**	**8,865**	**12.6**

Ratios - %	2016	2015	2014	Variation 2016 x 2015	Variation 2015 x 2014
IEO - Operating Efficiency Ratio (3)	**39.5**	**37.5**	**39.2**	**2.0 p.p.**	**-1.7 p.p.**
Operating Coverage Ratio (4)	**76.2**	**80.0**	**76.7**	**-3.8 p.p.**	**3.3 p.p.**

(1) Does not consider the value of the employee's profit-sharing (PLR), whose amount is R$1,493 million in 2016, R$1,341 million in 2015 and R$1,257 million in 2014. The total of Personnel Expenses is R$17,637 million in 2016, R$14,699 million in 2015 and R$13,967 million in 2014;

(2) In "Other", includes: Draws and Redemptions of Capitalization Bonds; and Costs of Commercialization of Insurance Plans, Pension and Capitalization;

(3) IEO = (Staff Expenditure – PLR + Administrative Expenditure) / (Financial margin + Revenue to Provide Services + Insurance Results + Res. Shares in Affiliated Companies + Other Operating Income – Other Operating Expenditure); and

(4) Operational Coverage Index = (Revenue to Provide Services) / (Administrative Expenditure + Personnel Expenses).

Operating Efficiency Ratio (ER)

A 2016 to 2015 comparison shows an improvement of 2.0 p.p. in the ratio, mainly due to: (i) the effect of impairment of financial assets in the fourth quarter of 2016, in the amount of R$1,264 million (if we disregard this effect, the indicator would be 38.9%); (ii) the increase in operating expenses during the period, impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; offset by: (iii) the growth of (a) the fee and commission income, prompted by the increase in the volume of business and services provided; and (b) the net interest income.

A 2015 to 2014 comparison shows an improvement of 1.7 p.p. in the ratio, reaching 37.5% in 2015, which represented the highest historic level of this indicator. This improvement is basically the reflex: (i) of the growth of the financial margin and of revenues from the provision of services; and (ii) of the behavior of the operating expenses, which evolved below the inflation in the year.

Operating Coverage

In 2016, the operating coverage ratio reached 76.2%, a decrease of 3.8 p.p. compared to the previous year, mainly impacted by the increase in operating expenses due to the effect of the consolidation of HSBC Brasil as of the third quarter of 2016. Nevertheless, it should be noted that the maintenance of this high-level indicator is mainly caused by ongoing cost control efforts, including (a) the Efficiency Committee’s initiatives; (b) investments in Information Technology, which totaled R$6.595 billion in 2016; and (c) measures applied to increase the offer of products and services available to the entire client base.

In the comparison between 2015 and 2014, the index of operational coverage showed improvement, mainly due to the increase in revenue from services provided, coupled with ongoing efforts to control expenses, including actions by the Efficiency Committee and measures applied to increase the offer of products and services to the entire customer base.

III) Main loan portfolio indicators

Delinquency Ratio > 90 days(1)

In 2016, the delinquency ratio over 90 days amounted to 5.5% of the credit portfolio, representing an increase of 1.4 p.p. in comparison to 2015, mainly due to the low demand for credit, as well as the intensified deceleration of economic activities, which has impacted the capacity of payments, mainly of companies.

In the fourth quarter of 2016, R$2.0 billion loan assignments (previously written-off) were carried out without the retention of risks and benefits, which did not alter the rates of delinquency in the period, nor had a relevant impact on the results.

In 2015, the delinquency ratio over 90 days amounted to 4.1% of the credit portfolio, representing an increase of 0.6 p.p. in comparison to 2014, mainly due to: (i) the slower pace of growth of the credit portfolio; and (ii) the impact of the process of deceleration of the economic activity. It is important to stress the reduction in the delinquency rate of the Large Companies segment, which compensated, partially, the effects of the increase in delinquency of Individuals and in the Micro, Small and Medium Sized Enterprises.

In 2014, the delinquency ratio over 90 days amounted to 3.5% of the credit portfolio, remaining stable compared to 2013.

Coverage ratios

In December 2016, the coverage ratio of the Allowance for Loan Losses (ALL) in relation to loans overdue from 60 to 90 days reached 158.8% and 188.4%, respectively, indicating a comfortable level of provisions.

The balance of the Allowance for Loan Losses (ALL) of R$40,714 million in December 2016, was comprised of: (i) R$33,224 million in provisions required by the Brazilian Central Bank; and (ii) R$7,490 million of additional provisions.

In December 2015, the coverage ratio of the Allowance for Loan Losses (ALL) in relation to loans overdue from 60 to 90 days reached 161.7% and 198.0%, respectively, indicating a comfortable level of provisions.

The balance of the Allowance for Loan Losses (ALL) of R$29,499 million in December 2015, was comprised of: (i) R$23,089 million in provisions required by the Brazilian Central Bank; and (ii) R$6,410 million of additional provisions.

In December 2014, the coverage ratio of the Allowance for Loan Losses (ALL) in relation to loans overdue from 60 to 90 days reached 156.6% and 189.0%, respectively, indicating a comfortable level of provisions.

The balance of the Allowance for Loan Losses (ALL) of R$23,146 million in December 2014, was comprised of: (i) R$19,139 million in provisions required by the Brazilian Central Bank; and (ii) R$4,007 million of additional provisions.

b)   capital structure

When Bradesco’s Directors analyze the tables below, they understand that the Bank’s current capital structure is adequate and consistent with the business expansion strategy. The largest funding source for its operations is from third-party capital.

Capital Structure

In December 2016, Bradesco’s capital was R$51.1 billion, composed of 5,553,602 thousand book-entry shares without par value, of which 2,776,801 thousand common shares and 2,776,801 thousand preferred shares.

In December 2015, Bradesco’s capital was R$43.1 billion, composed of 5,048,729 thousand book-entry shares without par value, of which 2,524,365 thousand were common shares and 2,524,364 thousand were preferred shares.

In December 2014, Bradesco’s capital was R$38.1 billion, composed of 4,207,274 thousand book-entry shares without par value, of which 2,103,637 thousand were common shares and 2,103,637 thousand were preferred shares.

Over the last three years, Bradesco has kept its proportion of capital held by third parties at around 92.0%, which is seen as a normal level for institutions in the financial intermediation business.

c)    capacity to pay financial commitments

Directors understand that the operations stated in the balance sheet at the periods stated below, for the three last financial years, evidence that Bradesco has a comfortable liquidity margin to comply with its short-term liabilities. It is worth mentioning that Bradesco’s asset and liability management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to the customers and meet its own needs of working capital for investment. The following table presents our consolidated balance sheet by maturity:

Consolidated Adjusted Balance Sheet by time limits

d)   financing sources used for working capital and investments in non-current assets

We highlight below the main sources of working capital and investments in non-current assets for the last three financial years:

Deposits

Deposits are our most important source of funding. It is worth noting that all lines of deposits, in 2016, were impacted by the effect of HSBC Brasil’s consolidation in the third quarter of 2016.

In December 2016, the balance of our deposits reached R$234.2 million, an increase of 19.6% compared to December 2015, mainly due to: (i) the larger volume of funding, partly due to the interest rate oscillations occurring in the period; (ii) the effect of HSBC Brasil’s consolidation occurred as of the third quarter of 2016; and (iii) the increase of the base of account holders and of new savings accounts.

In December 2015, the balance of our deposits was down by 7.5% in the comparison with December 2014, mostly due to new business opportunities offered to customers, basically due to interest rate fluctuations in the period.

Deposits accounted for 34.3% of all obligations in December 2016. The deposits consist primarily of real-denominated, interest-bearing time and savings deposits, real-denominated, non-interest-bearing demand deposits, and interbank deposits.

The balance of demand deposits were up R$9,600 million between 2016 and 2015, mainly due to the effect of HSBC Brasil’s consolidation, occurred as of the third quarter of 2016.

Regarding the savings deposits, the 2016’s balance increased by 5.7% compared to the 2015’s balance. It is worth highlighting that, Bradesco has been increasing, constantly, its base of savers, and in the last 12 months, presented a net evolution of 2.0 million new savings accounts.

The balance of the deposits showed an increase of 29.6% between the years 2016 and 2015, to a large extent explained by: (i) HSBC Brasil’s consolidation, occurred as of the third quarter of 2016; and (ii) the interest rate oscillations occurring in the period; partly offset by: (iii) the new investment alternatives available to clients.

In December 2016, we had 26.8 million account holders and 62.1 million savings accounts, compared to 26.0 million account holders and 60.1 million savings accounts in December 2015. In December 2014, we had 26.5 million account holders and 59.1 million savings accounts.

Debentures

In December 2016, the balance of debentures of Bradesco reached R$86,064 million, registering an increase of 8.8% in comparison to December 2015. This increase refers mainly to the placement of these financial instruments, which are also used as ballast in committed transactions.

In December 2015, the balance of debentures of Bradesco reached R$79,067 million, registering an increase of 14.8% in comparison to December 2014. This increase referred mainly to the use of these debentures as ballast in committed transactions.

Borrowing and Onlending

In the comparison between 2016 and 2015, the balance of borrowings and onlendings decreased 17.3% or R$12,141 million, basically due to: (i) the decrease of R$9,961 million, or 31.0%, in borrowings and onlendings denominated and/or indexed in foreign currency, whose balance changed from R$32,119 million in December 2015 to R$22,158 million in December 2016, partly due to the negative exchange rate variation of 16.5% in the period; (ii) the reduction in the volume of funds raised by borrowings and onlendings in the country, particularly through Finame operations; offset by: (iii) the increase in the volume of funds raised through BNDES operations.

In the comparison between 2015 and 2014, the balance of borrowings and onlendings increased 19.2% or R$11,340 million, basically due to: (i) the increase of R$15,437 million in borrowings and onlendings denominated and/or indexed in foreign currency, whose balance rose from R$16,682 million in December 2014 to R$32,119 million in December 2015, primarily due to the positive exchange rate variation of 47.0% in the period; and offset by: (ii) the reduction of R$4,098 million, or 9.7%, in the volume of funds raised by borrowings and onlendings in the country, particularly through Finame operations.

Funds from securities issued

In the comparison between December 2016 and 2015, the increase of R$41,260 million, or 37.7%, in funds from securities issued was primarily due to: (i) increased inventory of Financial Bills, from R$71,692 million in December 2015 to R$108,475 million in December 2016, basically due to new issuances in the period; (ii) higher volume of Mortgage Bonds, in the amount of R$6.733 million; and (iii) the effect of HSBC Brasil’s consolidation, occurred as of the third quarter of 2016.

In the comparison between December 2015 and 2014, the increase of 29.1% or R$24,722 million in funds from securities issued was primarily due to: (i) increased inventory of Financial Bills, from R$54,961 million in December 2014 to R$71,692 million in December 2015, basically due to new issuances in the period; and (ii) higher volume of Mortgage Bonds, in the amount of R$8.360 million.

Subordinated Debt

In December 2016, subordinated debt totaled R$52,611 million, up R$2,328 million, or 4.6%, in comparison with 2015, mainly due to the issuing of new subordinated debts in the period.

In December 2015, Subordinated Debt totaled R$50,283 million (R$13,714 million abroad and R$36,569 million in Brazil), up 40.4% (R$14,461 million) in comparison with December 2014, basically due to: (i) the issuing of new subordinated debts; (ii) the variation in the exchange rate; and partially offset by: (iii) the maturities of debts which occurred in the periods.

e)   financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

The Directors report that as sources of financing for working capital and for investments in non-current assets used to cover liquidity shortfalls, the company may use the following resources: (i) Deposit Raising; (ii) Issuance of Debentures; (iii) Loans; (iv) Issuance of Securities; and (v) Injection of Capital by the controlling shareholders. It should be pointed out that Bradesco’s Treasury Department acts as a support center for our business segments by managing the funding and liquidity positions and executing investment objectives in accordance with asset and liability management policies. It is also responsible for setting the rates for our different products, including interbank rates. The Treasury Department covers any funding shortfall through borrowing in the interbank market, investing any surpluses in liquid instruments in the interbank market.

In some limited circumstances, we may obtain emergency funds from the Brazilian Central Bank through a transaction referred to as “discount.” A discount is a loan from the Brazilian Central Bank to a financial institution, that loan being guaranteed by Federal Government securities owned by the financial institution. The amount of Federal Government securities held by the financial institution as trading securities limits the amount of discount transactions. Bradesco did not enter into discount transactions for liquidity purposes.

f)     indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer is in accordance with the restrictions

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant for Bradesco.

Financial institutions are subject to operating limits defined by the National Monetary Council and the Brazilian Central Bank for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

Among the limits defined, noteworthy are as follows (i) Reference Equity consistent with the risks of its activity, (ii) fixed assets, which limits to 50% of the Reference Equity the total funds invested in Permanent Assets, (iii) exposure by costumer, which sets forth the maximum limit of 25% of the amount of Reference Equity of exposure by costumer, (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Reference Equity amount, and (v) minimum limits of realized capital and shareholders’ equity for operating.

Rules also bar financial institutions from carrying out certain operations, and noteworthy are as follows: (i) granting loans or advances to related companies, managers and relatives, and (ii) acquiring real estate not intended for own use.

g)   limits of contracted financing and percentages already used

There are no limits of contracted financing.

h)   significant changes to each item of financial statements

Directors understand that Bradesco has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion.

We present below comments on the items the Directors believe are important and relevant, stated in the Balance sheet and Statement of Adjusted Income.

Consolidated Adjusted Balance Sheet Adjusted

In relation to significant changes in consolidated adjusted balance sheet adjusted items, the table below compares the most significant events in 2014, 2015 and 2016. It is worth noting that all lines of the Balance Sheet were impacted by the consolidation of HSBC Brasil, occurring from the third quarter of 2016.

R$ million	Dec16	Dec15	Dec14	Vertical Analysis - %			Horizontal Analysis			
				Dec16	Dec15	Dec14	Dec16 x Dec15		Dec15 x Dec14	
							R$	%	R$	%
Assets										
Current and Long-Term Assets	**1,262,273**	**1,059,768**	**1,016,970**	**97.6**	**98.1**	**98.5**	**202,505**	**19.1**	**42,798**	**4.2**
Funds available	14,697	17,457	14,646	1.1	1.6	1.4	(2,760)	(15.8)	2,811	19.2
Interbank Investments	177,685	140,457	202,412	13.7	13.0	19.6	37,228	26.5	(61,955)	(30.6)
Securities and Derivative Financial Instruments	549,873	407,584	346,358	42.5	37.7	33.6	142,289	34.9	61,226	17.7
Interbank and Interbranch Accounts	59,007	55,728	52,004	4.6	5.2	5.0	3,279	5.9	3,724	7.2
Loan operations and leasing	347,489	333,854	318,233	26.9	30.9	30.8	13,635	4.1	15,621	4.9
Allowance for Loan Losses (ALL) (1)	(37,653)	(28,805)	(22,724)	(2.9)	(2.7)	(2.2)	(8,848)	30.7	(6,081)	26.8
Other Receivables and Assets	151,175	133,493	106,041	11.7	12.4	10.3	17,682	13.2	27,452	25.9
Permanent Assets	**31,286**	**19,987**	**15,070**	**2.4**	**1.9**	**1.5**	**11,299**	**56.5**	**4,917**	**32.6**
Investments	1,778	1,587	1,712	0.1	0.1	0.2	191	12.0	(125)	(7.3)
Premises and Equipment and Leased Assets	7,965	5,772	4,887	0.6	0.5	0.5	2,193	38.0	885	18.1
Intangible assets	21,543	12,628	8,471	1.7	1.2	0.8	8,915	70.6	4,157	49.1
Total	**1,293,559**	**1,079,755**	**1,032,040**	**100.0**	**100.0**	**100.0**	**213,804**	**19.8**	**47,715**	**4.6**
Liabilities										
Current and Long-Term Liabilities	**1,191,094**	**988,833**	**949,846**	**92.1**	**91.6**	**92.0**	**202,261**	**20.5**	**38,987**	**4.1**
Deposits	234,214	195,760	211,612	18.1	18.1	20.5	38,454	19.6	(15,852)	(7.5)
Federal funds purchased and securities sold under agreements to repurchase	349,070	279,726	320,194	27.0	25.9	31.0	69,344	24.8	(40,468)	(12.6)
Funds from securities issued	150,807	109,547	84,825	11.7	10.1	8.2	41,260	37.7	24,722	29.1
Interbank and Interbranch Accounts	7,089	6,384	5,958	0.5	0.6	0.6	705	11.0	426	7.2
Borrowing and Onlending	58,197	70,338	58,998	4.5	6.5	5.7	(12,141)	(17.3)	11,340	19.2
Derivative financial instruments	12,398	13,785	3,282	1.0	1.3	0.3	(1,387)	(10.1)	10,503	320.0
Provisions for insurance, pension plan and capitalization	223,342	177,835	153,267	17.3	16.5	14.9	45,507	25.6	24,568	16.0
Other liabilities	155,977	135,458	111,710	12.1	12.5	10.8	20,519	15.1	23,748	21.3
Deferred income	**477**	**529**	**293**	-	-	-	**(52)**	**(9.8)**	**236**	**80.5**
Non-controlling interests in subsidiaries	**1,546**	**1,486**	**393**	**0.1**	**0.1**	-	**60**	**4.0**	**1,093**	**278.1**
Shareholders' Equity	**100,442**	**88,907**	**81,508**	**7.8**	**8.2**	**7.9**	**11,535**	**13.0**	**7,399**	**9.1**
Total	**1,293,559**	**1,079,755**	**1,032,040**	**100.0**	**100.0**	**100.0**	**213,804**	**19.8**	**47,715**	**4.6**

(1) Including the Provision for Guarantees Provided, the Provision for Doubtful Accounts totals R$40,714 million in December 2016 (December 2015 - R$29,499 million and December 2014 - R$23,146 million).

Interbank Investments

In December 2016, the balance of interbank investments amounted to R$177,685 million, up R$37,228 million or 26.5% in comparison with December 2015, mainly due to the increase of R$36,632 million or 28.8% in the financed position, mainly due to the increase in the balance of Financial Treasury Bills, that was partly offset by the consolidation of HSBC Brasil, as from third quarter of 2016.

The balance of interbank investments amounted to R$140,457 million in December 2015, down R$61,955 million or 30.6% in comparison with December 2014, basically reflecting the drop in the financed position, to the value of R$61,825 million in the period, mainly in National Treasury Notes.

Securities

In December 2016, securities represented 42.5% of our total assets (December 2015 – 37.7% and December 2014 – 33.6%).

In December 2016, the balance of securities was up 34.9% (R$142,289 million) in comparison with December 2015, primarily due to the balance growth of: (i) securities tied to PGBL/VGBL, to the amount of R$52,978 million; (ii) committed operations, arising from investment funds and managed portfolios, applied by subsidiaries included in the Bradesco Consolidated Adjusted, to the amount of R$43,362 million; and (iii) government securities, to the amount of R$30,342 million; and (iv) private securities, to the amount of R$15,602 million.

In December 2015, the balance of securities was up 17.7% (R$61.226 million) in comparison with December 2014, primarily due to the balance growth of: (i) government securities, to the amount of R$26,441 million; (ii) private securities, to the amount of R$15,086 million; and (iii) securities tied to PGBL/VGBL, to the amount of R$64,934 million. This increase was offset, partially, by the reduction of R$45,235 million in committed operations, arising from investment funds and managed portfolios, applied by subsidiaries included in the Bradesco Consolidated Adjusted.

Interbank and Interbranch Accounts

Interbank and interbranch accounts that basically correspond to compulsory deposits with the Brazilian Central Bank, in the amount of R$59,007 million, in December 2016, 4.6% of our total assets (December 2015 – 5.2% and December 2014 – 5.0%).

In the comparison between December 2016 and 2015, the 5.9% increase basically refers to an increase in the compulsory reserves on demand deposits, mainly due to the increase of funding volumes.

In the comparison between December 2015 and 2014, the 7.2% increase basically refers to an increase in the compulsory reserves on demand deposits, impacted by the increase of the enforceability in the year.

Loan and Leasing Operations

In December 2016, loan and leasing operations represented 26.9% of our total assets (December 2015 – 30.9% and December 2014 – 30.8%).

In the comparison between December 2016 and 2015, the 4.1% increase refers, basically to the growth due to the effect of HSBC Brasil’s consolidation, as from third quarter of 2016, partly impacted by the further worsening of economic conditions in the period, leading to lower demand for credit. The products that had the strongest growth in this period for Individuals  were: (i) real estate financing; and (ii) credit cards. In the corporate segment, the highlights were: (i) operations bearing credit risk – commercial portfolio (debentures and promissory notes); and (ii) export financing.

In the comparison between December 2015 and 2014, the 4.9% increase refers, basically to the increase in volume of operations, particularly in the following products targeted at individual customers: (i) real estate financing, with an increase of 27.1%; and (ii) payroll-deductible loans, with an increase of 16.7%. In the corporate segment, the highlights were: (i) export financing; and (ii) operations abroad, due to the exchange rate variation in the period.

Other Credits and Values and Goods

The balance of the other credits and values and goods accounted for in December 2016, 11.7% of our total assets (December 2015 – 12.4% and December 2014 – 10.3%).

Between December 2016 and 2015, the evolution of 13.2% or R$17,682 million refers, substantially, to:  (i) an increase in the balance of securities of receivables.; (ii) the higher volume of operations with credit cards; (iii) increase in debtors for escrow deposits; and (iv) an increase in the volume of tax credits, mainly those originating from temporary differences, partly related to: (a) the constitutions of provision for doubtful debtors and (b) labor, tax and civil provisions.

Between December 2015 and 2014, the evolution of 25.9% refers, substantially, to: (i) an increase in the volume of tax credits, mainly those originating from temporary differences, related to: (a) the constitutions of provision for doubtful debtors; and (b) adjustments at market value of securities for trading. It is worth noting that the increase of the balance of the tax credits was impacted, also, by the increase in the social contribution aliquot on the temporary additions and negative base provided for realization by December 2018; and (ii) an increase in the balance of securities of receivables.

Permanent – Intangible Assets

The balance of the permanent assets reached R$31,286 million in December 2016, whereby 68.9% of this total is represented by intangible assets, that recorded R$21,543 million, an increase of R$8,915 million, or 70.6%, in relation to the balance of the previous year, reflecting mainly the constitution of the goodwill arising from the acquisition of HSBC Brasil, in the third quarter of 2016.

In December 2015, fixed assets reached R$19,987 million, increase of R$4,917 million compared to 2014. In the comparison between December 2015 and 2014, the evolution of 49.1%, or R$4,157 million, in the balance of intangible assets was due, substantially, to the higher volume and cost of acquired rights.

Federal funds purchased and securities sold under agreements to repurchase

The balance of Federal funds purchased and securities sold under agreements to repurchase totaled R$349,070 million in December 2016, an increase of 24.8%, or R$69,344 million compared to December 2015, mainly due to the increase: (i) of R$39,142 in operations with the third parties portfolio, mainly influenced by the variation of the Treasury Financial Bills; and (ii) of R$26,146 million in the balance of own operations portfolio, due, largely, to the increase of operations with public securities and debentures.

The balance of Federal funds purchased and securities sold under agreements to repurchase, in the comparative between December 2015 and 2014, showed a drop of 12.6% or R$40,468 million, driven, basically, by the drop of R$61,206 million in operations with the third parties portfolio. This fall was partially offset by an increase of R$16,421 million in the balance of own operations portfolio.

Provisions for insurance, pension plan and capitalization

In the comparison between December 2016 and 2015, technical reserves for insurance, pension plans and capitalization grew by 25.6%, or R$45,507 million, mainly due to the increase: (i) of R$41,558 million in pension products, basically as a result of the variation in technical reserves for VGBL plans and PGBL; and (ii) of R$3,341 million in insurance products, with an emphasis on "Health" and "Life".

In the comparison between December 2015 and 2014, technical reserves for insurance, pension plans and capitalization grew by 16.0%, or R$24,568 million, mainly due to: (i) an increase of R$19,075 million in technical reserves for VGBL plans; and (ii) an increase of R$1,895 million in technical reserves for PGBL plans.

Other liabilities

In the comparative between December 2016 and 2015, the increase of 15.1% of other obligations is related, basically, to the increase of the: (i) of miscellaneous provisions, like contingent liabilities and sureties and guarantees; (ii) operations with credit cards; (iii) obligations with credit concession; (iv) the subordinated debt; and (v) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

Between December 2015 and 2014, the evolution of 21.3% in the balance of other obligations refers, substantially, to the increase of the volume of subordinated debts, presenting a growth of 40.4%, or R$14,461 million, compared to December 2014, caused, basically: (i) the issuing of new subordinated debts; (ii) the variation in the exchange rate; and partially offset by: (iii) the maturities of debts which occurred in the periods.

We also highlight that the main sources of fund raising: (i) Deposits; (ii) Debentures; (iii) Loans and onlendings; (iv) Resources from issuance of securities; and (v) Subordinated debts, are being commented in item 10.1 d).

Statement of Adjusted Income

During the year of 2016, certain non-recurring events were recorded in our financial statements in order to allow a better understanding, comparability and analysis of our performance, we have adjusted our Statement of Income after excluding such events, thus resulting in what we refer to as Statement of Adjusted Income.

(1) In 2016, refers basically to the constitution of: (i) provision for insufficiency of premium (PIP); and (ii) provision for claims incurred but not reported (IBNR), both related to the "Health" segment;

(2) In 2016 and 2015, losses were recorded following impairment in: (i) shares, in the amount of R$57 million, in the first quarter of 2016 and R$20 million, in the fourth quarter of 2016; and (ii) data processing systems/others, in the amount of R$137 million, in the fourth quarter of 2016 (in 2015 – (i) shares, in the amount of R$238 million; and (ii) data processing systems/others, in the amount of R$234 million);

(3) In 2016 and 2015, refers, largely, to the reversion of the provision of contingent liabilities related to the levying of social security contributions (INSS) on the remuneration paid to self-employed service providers (doctors), because of its favorable decision by STJ and STF, in the third quarter of 2016, in the amount of R$595 million; and (ii) the establishment of a provision for contingent liabilities, originating from debt assignments – FCVS, in the amount of R$235 million, in the fourth quarter of 2016 (R$307 million in 2015); and

(4) In 2016, it refers to: (i) gain in the partial disposal of investments, to the value of R$91 million; and, in the first quarter of 2016; and (ii) the other non-recurring expenses, such as costs of migration/integration of HSBC Brasil, to the amount of R$67 million in the third quarter of 2016 and R$37 million, in the fourth quarter of 2016.

We present below the financial information for the financial years ended December 31, 2016, 2015 and 2014. It should be noted that all the results, in 2016, were impacted by the effect of the consolidation of HSBC Brasil, which began in the third quarter of 2016.

The adjusted net income for 2016 totaled R$17,121 million, which represented a decrease of 4.2%, or R$752 million compared to 2015. Return on Average Equity (ROAE) in 2016 fell 2.9 p.p. compared to December 2015, and reached 17.6%. Return on Average Assets (ROAA), in 2016, reached 1.5%, a decrease of 0.2 p.p. compared to the same period of the previous year.

The adjusted net income for 2015 was R$17,873 million, up 16.4% (R$2,514 million) in comparison with 2014. Return on average equity (ROAE) for 2015 was up 0.4 p.p., totaling 20.5%. Return on average assets (ROAA) for 2015 was up 0.1 p.p., totaling 1.7%.

We comment below on the main captions affecting the results for the last three financial years:

Financial margin

In 2016, the financial margin reached R$62,454 million, showing a growth of 12.8%, or R$7,067 million, compared to 2015, mostly reflecting the higher result obtained with operations (i) earning "interest", to the value of R$8,282 million, with emphasis on "Credit Intermediation", partly due to the consolidation of HSBC Brasil, occurred as of the third quarter of 2016; (ii) the non-interest-earning”, in the amount of R$49 million; and offset by: (iii) the effect of impairment of financial assets, in the amount of R$1.264 million.

In 2015, the financial margin reached R$55,387 million, showing a growth of 14.7%, or R$7,092 million, in relation to the year of 2014, mostly reflecting: (i) the higher result obtained with operations earning "interest", to the value of R$7,280 million, with emphasis on "Credit Intermediation" and "TVM/Other"; and offset: (ii) by the lowest result obtained with the margin of "non-interest", to the value of R$188 million.

Allowance for Loan Losses (ALL)

In 2016, the Allowance for Loan Losses (ALL) totaled R$21,739 million, registering a variation of 43.3%, or R$6,565 million, over the same period of the previous year, mainly due to: (i) higher delinquency ratio, mainly impacted by the further worsening of economic conditions in the period; (ii) leveling of provisions for certain corporate clients, particularly a specific case, whose downgraded rating had an impact of R$1,201 million in the first semester of 2016; and (iii) effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

In 2015, the Allowance for Loan Losses (ALL) totaled R$15,174 million, up 19.9% (R$2,517 million) impacted, mainly: (i) by the effect of the alignment of the level of provisioning of certain operations with corporate customers; (ii) by the increase in delinquency in the period; and (iii) by the increment of credit operations.

Insurance Premiums, Pension Plans and Capitalization, net of variation of Technical Reserves, Retained Claims and Others

In 2016, the Insurance Premiums, Pension Plans and Capitalization, net of variation of Technical Reserves, Retained Claims and Others reached R$5,669 million, increase of 4.5%, or R$243 million, compared to the previous year.

In the annual comparison, a 10.5% increase was recorded for billing of written premiums, pension plan contribution and income from capitalization bonds. This evolution was mainly due to the performance of "Health", "Life and Pension" and “Capitalization” products, which showed increases of 14.7%, 10.7%, and 6.5%, respectively.

The net income of the financial year of 2016 was 5.0% higher than the results presented in the previous year, basically due to: (i) the increase of 10.5% in revenue; (ii) the increase in the financial and equity results; (iii) the decrease of 0.4 p.p. in the commercialization index; (iv) the increase in the administrative efficiency index, considering the collective bargaining of the category in January 2016; partially offset by: (v) the increase of 2.7 p.p. in the claims ratio index; (vi) the effect of R$101.9 million arising from the review of the extended warranty operation’s business plan; and (vii) the effect of the increase in the aliquot of the Social Contribution (CSLL).

In 2015, insurance premiums, pension plans and capitalization bonds, net of variation of technical reserves, retained claims and others reached R$5,426 million, showing an increase of 7.5%, or R$379 million, compared to the previous year.

In the comparison between 2015 and 2014, a 15.1% increase was recorded for billing of written premiums, pension plan contribution and income from capitalization bonds. This evolution was mainly due to the performance of "Health" and "Life and Pension" products, which showed a growth of 20.1% and 18.1%, respectively.

It is important to stress that the net income of the financial year of 2015 was 20.0% higher than the results presented in the same period last year, due to: (i) the growth in the turnover; (ii) the improvement in the financial and equity results; (iii) the improvement in the index of administrative efficiency, offset, partly; (iv) by the increase of 1.0 p.p. in the claims ratio index; and (v) by the burdening of the aliquot of the Social Contribution (CSLL), which rose from 15% to 20%, from September 2015, and which affected, proportionally, the result for the financial year of 2015.

Fee and Commission Income

In 2016, the fee and commission income totaled R$28,024 million, up R$3,185 million, or 12.8%, in the annual comparison, primarily due to: (i) the increase in the volume of operations, resulting from continuous investments in technology and service channels, coupled with the growth provided by the acquisition of HSBC Brasil in the third quarter of 2016; and (ii) an advance in the client segmentation process improving the ability to offer products and services. It must be noted that the sources that have significantly contributed to this result were derived from: (i) an increase in checking account fees, mainly due to an improvement in the client segmentation process; (ii) the good performance of the card business, as a result of (a) the increase in financial volume traded; and (b) the highest volume of transactions performed; and increased fees arising from: (iii) asset management; (iv) consortium management; (v) underwriting/ financial advisory services; (vi) collections; and (vii) custody and brokerage services.

In 2015, the fee and commission income totaled R$24,839 million, up 12.4% (R$2,750 million), mainly provided by the: (i) increase in the volume of operations, resulting from continuous investments in technology and service channels; and (ii) progress in the customer segmentation process, allowing a more adequate offer of products and services. It is worth highlighting that the incomes that have most contributed to this result derived from: (i) the good performance of the cards activity, result (a) of the increase in the financial volume transacted; and (b) of the higher number of transactions performed; (ii) of the growth of the current account revenue, caused, basically, by improving the process of segmentation of clients; and evolution of revenue with: (iii) loan operations; (iv) fund management; and (v) consortium management.

Personnel Expenses

In 2016, Personnel Expenses totaled R$17,637 million, up 20,0% (R$2,938 million), in comparison with the previous year, mainly due to the variations in the following expenses: (i) "structural" portion due to the increase in expenses with payroll, social charges and benefits, impacted by (a) higher salaries, in accordance with the 2015 and 2016 collective bargaining agreements; and (b) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; and (ii) "non-structural" portion, mainly due to higher expenses with (a) employee and management profit sharing; and (b) employment termination costs.

In 2015, personnel expenses totaled R$14,699 million, up 5.2% (R$732 million) in comparison with 2014, due to the increase in the “structural” portion in relation to increased expenses on salaries, social charges and benefits, and offset by wage increases, as per the collective bargaining agreements of 2014 and 2015.

Administrative Expenses

In 2016, administrative expenses totaled R$19,134 million, an increase of 17.1%, (or R$2,795 million), in the annual comparison, mainly due to an increase in expenses originated from: (i) a growth in the business volume and services within the period, impacted by the effect of the consolidation of HSBC Brasil as of the third quarter of 2016; (ii) contractual adjustments; and (iii) the effect of the actions of advertising and marketing, mainly related to the "Rio 2016 Olympic and Paralympic Games", occurred in the third quarter of 2016.

In 2015, administrative expenses totaled R$16,339 million, an increase of 10.0% (or R$1,491 million), due to strong cost control through the coordinated actions of the Efficiency Committee. It should be highlighted that this increase was due basically to the increment of expenses generated: (i) by the growth in the volume of business and services in the period; (ii) by contractual adjustments; (iii) by the behavior of the US dollar in the last 12 months, which reached 47.0% of valuation against the real; and mitigated: (iv) by optimizing the points of service.

Tax Expenses

Increases in tax expenses for both the comparative period between 2016 and 2015 and the period between 2015 and 2014 are basically due to the higher expenses on service tax and taxes on income (ISS//Cofins/PIS), arising from the rise in tax revenues, particularly in the financial margin and banking services fees.

Other Operating Revenues and Expenses

In 2016, the other net operating expenses totaled R$7,015 million, registered a growth of R$307 million, or 4.6%, compared to the previous year, mainly due to: (i) tax contingency expenses, net of reversal, in the first semester of 2016, in the amount of R$485 million; (ii) the increase in civil provision expenses; and (iii) the effect of the consolidation of HSBC Brasil as of the third quarter of 2016.

In the comparative between 2015 and 2014, the other net operating expenses, registered a growth of R$1,313 million, originated, basically: (i) by the constitution of the tax provision, in the first half of 2015, on the incidence of pension contributions and IRPJ/CSLL on credit losses in the amount of R$570 million; (ii) by higher expenditure related to (a) the constitution of civil provisions and (b) miscellaneous losses; (iii) by the impact of the creation of the joint venture of services (Cateno) in Cielo; and (iv) by amortization of the premium.

10.2 - Operating and Financial Income

Directors should comment:

a)   results of issuer’s operations, in particular:

i) description of any major components of revenue

Below we highlight our principal operating income, which grew by 7.3% or R$17,471 million, in the comparison between 2016 and 2015, particularly regarding: (i) income from insurance retained premiums, pension plans and capitalization; (ii) income from loan and leasing operations; (iii) financial income from insurance, pension plans and capitalization bonds; (iv) fee and commission income; and partly offset by: (v) the decrease of income from operations with securities, derivatives and exchange.

In the comparison between 2015 and 2014, our principal operating income showed an increase of R$46,754 million, or 24.5% particularly regarding: (i) income from securities, derivatives and foreign exchange operations; (ii) income from insurance retained premiums, pension plans and capitalization bonds; (iii) income from loan and leasing operations; and (iv) financial income from insurance, pension plans and capitalization bonds.

Loan and Leasing Operations

In 2016, income from loan and leasing operations increased by R$6,401 million, or 10.2%, in the annual comparison, due to the increase in the rate of interest and volume of the credit operations portfolio, mainly due to the effect of HSBC Brasil’s consolidation, occurred as of the third quarter of 2016.

Now in the comparative between the years of 2015 and 2014, there was an evolution of 15.2%, or R$8,300 million, due to the growth of our credit portfolio and interest rate oscillations.

We demonstrate below the opening of the products and clients (Individuals and Legal Entities) of our portfolio of credit operations in the expanded concept (including Sureties and Guarantees, Letters of Credit, Anticipation of Credit Card Receivables, Debentures, Promissory Notes, Credit Rights Investment Funds, Certificates of Real Estate Receivables and Rural Credit):

In December 2016, the balance of the credit portfolio for Individuals reached R$172,045 million, an increase of 16.4% compared to the previous year, partly due to the effect of HSBC Brasil’s consolidation, occurred as of the third quarter of 2016. The categories highlighted in the period were “real estate financing” and “credit cards”.

The comparison between the 2015 and 2014 balances, loan operations for Individuals were up 4.5%. The lines that contributed most to such increase were: (i) real estate financing; and (ii) payroll-deductible loan, mainly, public sector and beneficiaries of the INSS.

In December 2016, operations in the Legal Entities section increased 5.1% compared to the previous year, partly influenced by the effect of HSBC’s consolidation. The categories highlighted in the period were “operations with credit risk - debentures” and “export financing”.

Credit operations for Legal Entities, showed a growth of 4.0% in the comparison between the balances of 2015 and 2014, with emphasis on: (i) export financing; and (ii) operations abroad, due to the exchange rate variation in the period.

Income from Securities, Derivatives and Foreign Exchange Operations

In the comparison between 2016 and 2015, the decrease of R$6,508 million in the income from securities, derivatives and foreign exchange operations was mainly due to: (i) a decrease in foreign exchange operations mainly due to the negative exchange rate variation of 16.5% in the period; (ii) the fall of derivative instruments, which were impacted by adjustments in the fiscal hedge and exchange rate variations of operations abroad; partly offset by: (iii) the higher volume of operations with fixed-income securities.

In the comparison between the 2015 and 2014 balances, the variations recorded in income from securities refer to the higher volume of operations with fixed-income securities.

Financial Income from Insurance, Pension Plans and Capitalization Bonds

In 2016, the financial income from insurance, pension plans and capitalization bonds totaled R$28,020 million, up 27.9% compared to 2015, basically due to higher income from fixed-income investment funds.

In 2015, the financial income from insurance, pension plans and capitalization bonds totaled R$21,908 million, up 45.6% compared to 2014, basically reflection of the increase in business volume and behavior of IPCA and IGP-M in the period.

Result from Compulsory Deposits

In the comparison between the 2016 and 2015 balances, the 24.2% increase in income was basically due to the increase of R$23,521 million in the balance of time deposits and the increase of the average SELIC rate in the period, which rose from 13.75% in 2015 to 14.13% in 2016.

In the comparison between the 2015 and 2014 balances, the 6.8% increase in income was due basically to the increase of the SELIC rate in the period, which rose from 11.75% in 2014 to 14.25% in 2015, as well as the effect of the redefinition of the rules adopted by Bacen in 2015, impacting, mainly, the compulsory reserves on time deposits.

Income from Insurance retained Premiums, Pension Plans and Capitalization, and Banking Services Fees

Regarding the variations in income from insurance retained premiums, pension plans and capitalization and banking services fees, the related comments are included in item 10.1.h.

ii) factors that materially affected the operating results

Directors report that no factors have occurred that might significantly affect the company’s operating results in the last three financial years other than those described in items 10.1.a; 10.1.h and 10.2.a.i.

b)   variations in income from price changes, foreign exchange rates, inflation, changes in volumes and introduction of new products and services

Directors report that there were no significant variations in the issuer’s financial income or revenues attributable to changing prices of our main inputs and products, exchange rates, inflation, altered volumes or the introduction of new products and services for the years ended December 31, 2016, 2015 and 2014.

c)    impact of inflation, variation of prices of main inputs and products, and foreign exchange and interest rates on the issuer’s operating income and financial income, when relevant

During periods of high interest rates, our financial income increases because the interest rates on our interest-earning assets are higher too. At the same time, we incur higher financial expenses since interest rates on interest-bearing liabilities are also higher. Changes in volumes of our assets and liabilities that incur interest also affect our revenues and expenses. For example, an increase in our interest income attributable to higher interest rates may be offset by a reduction in the volume of our outstanding loans.

Moreover, when the Brazilian real depreciates, we incur: (i) losses on our liabilities denominated in or indexed to foreign currency, such as our long-term debt denominated in USD and foreign currency borrowings, in such a way that the cost in BRL of the relative financial expense increases; and (ii) gains in our assets denominated in and/or indexed to foreign currency, such as our securities and loan operations indexed to the USD, when the revenue from these assets measured in BRL increases. Conversely, when the Brazilian real appreciates, we incur: (i) losses on our assets denominated in and/or indexed to foreign currencies; and (ii) gains on our liabilities denominated in or indexed to foreign currency.

In 2016, the interest earning portion increased 15.1%, rising from R$54,777 million in 2015 to R$63,059 million in 2016. The R$8,282 million increase in the interest earning portion income resulted mainly from the results obtained in “Credit Intermediation”, in the amount of R$7,109 million, partly due to the effect of HSBC Brasil’s consolidation occurred as of the third quarter of 2016. It is important to note that the interest rate (CDI) increased from 13.25% in 2015 to 14.01% in 2016, impacting the evolution of the average spread.

In 2015, the interest earning portion increased 15.3%, rising from R$47,497 million in 2014 to
R$54,777 million in 2015. The R$7,280 million increase in the transactions with interest was mostly the result obtained from the "Credit Intermediation" and "TVM/Other". We highlight the growth of the interest rate (CDI) which went from 10.81% in 2014 to 13.25% in 2015, impacting the evolution of the average spread.

10.3 - Events with Significant Effects (occurred and expected) on Financial Statements

Directors should comment on material effects that the events below have caused or are expected to cause for the issuer’s financial statements and results:

a)   introduction or sale of operating segment

No operational segment was introduced or sold in the period.

b)    creation, acquisition or sale of equity interest

In October 2016, approval was granted in an Extraordinary General Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by Bradesco’s companies, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. From now on, Bradesco will add to the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

In July 2016, Bradesco informed the market that the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. (HSBC Brasil) had been completed and the amount paid to HSBC Latin America Holdings Limited was R$16.0 billion.

On August 3, 2015, Bradesco informed the market that it had signed the Purchase Contract of Shares with HSBC Latin America Holdings Limited for the acquisition of 100% of the share capital of HSBC Bank Brasil S.A. – Banco Múltiplo and HSBC Serviços e Participações Ltda. (HSBC Brasil), for the value of US$5.2 billion. The price shall be adjusted by the equity variation of HSBC Brasil as per December 31, 2014 and will be paid on the date of completion of the operation. With the acquisition, Bradesco will assume all operations of HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients. In January 2016, Bradesco communicated to the market that the Brazilian Central Bank approved the acquisition of 100% of the capital share of HSBC Bank Brasil S.A. – Banco Múltiplo and of HSBC Serviços e Participações Ltda (HSBC Brasil). The conclusion of the operation was subject to approval by the other competent regulatory agencies and fulfillment of the legal formalities.

As of July 1, 2016, Bradesco started consolidating the financial statements of HSBC Brasil, considering six months (from July to December) of results for this financial year and, as additional information, we present the historic series of the pro-forma financial statements of HSBC Brasil below:

Adjusted Statement of Financial Position – HSBC Brasil

R$ million	Sep16	"Pro-forma"						
		Jun16	Mar16	Dec15	Sep15	Jun15	Mar15	Dec14
Assets								
Current and Long-Term Assets	**159,475**	**160,488**	**183,933**	**184,832**	**189,626**	**188,804**	**198,373**	**178,548**
Funds available	**1,774**	3,443	2,684	3,927	4,153	3,254	3,250	3,432
Interbank Investments	**17,455**	29,402	35,934	32,192	34,319	40,483	42,925	43,156
Securities and Derivative Financial Instruments	**46,082**	29,507	30,361	32,490	37,416	36,149	40,049	26,883
Interbank and Interdepartmental Accounts	**17,042**	15,584	14,526	13,065	14,302	10,765	13,414	11,181
Loan and Leasing Operations	**50,854**	54,022	55,941	58,284	59,840	57,647	58,845	56,633
Allowance for Loan Losses (ALL)	**(6,404)**	(6,039)	(5,860)	(5,563)	(5,297)	(4,986)	(4,624)	(4,398)
Other Receivables and Assets	**32,672**	34,569	50,347	50,437	44,893	45,492	44,514	41,661
Permanent Assets	**1,719**	**2,595**	**2,884**	**3,158**	**2,457**	**3,578**	**3,709**	**3,798**
Investments	**44**	50	51	51	51	54	55	44
Premises and Equipment and Leased Assets	**1,208**	1,985	2,111	2,227	1,390	2,384	2,476	2,536
Intangible Assets	**467**	560	722	880	1,016	1,140	1,178	1,218
Total	**161,194**	**163,083**	**186,817**	**187,990**	**192,083**	**192,382**	**202,082**	**182,346**
Liabilities								
Current and Long-Term Liabilities	**153,392**	**153,920**	**177,424**	**178,511**	**182,077**	**181,967**	**191,775**	**171,928**
Deposits	**64,876**	57,571	55,121	55,654	53,205	53,924	58,481	57,388
Securities sold under agreements to repurchase	**5,009**	1,530	1,859	2,247	1,925	2,553	3,217	2,204
Funds from Issuance of Securities	**37,571**	40,187	42,001	42,251	40,510	43,702	42,155	37,673
Interbank and Interdepartmental Accounts	**1,262**	1,437	1,425	1,145	2,049	4,224	2,300	1,054
Borrowings and Onlendings	**5,702**	5,459	10,353	9,207	13,219	11,406	12,765	11,217
Derivative Financial Instruments	**2,247**	3,788	5,444	8,860	12,963	6,507	11,271	5,125
Technical provisions for insurance, pension plans and capitalization bonds	**15,296**	14,970	14,720	14,391	14,296	15,017	15,033	14,727
Other liabilities	**21,429**	28,978	46,501	44,756	43,910	44,634	46,553	42,540
Deferred Income	**6**	-	-	-	-	-	-	-
Non-controlling Interest in Subsidiaries	**20**	18	17	17	16	15	17	20
Shareholder's Equity (1)	**7,776**	9,145	9,376	9,462	9,990	10,400	10,290	10,398
Total	**161,194**	**163,083**	**186,817**	**187,990**	**192,083**	**192,382**	**202,082**	**182,346**

(1)     In September 2016, the effect of adjustments to the accounting criteria adopted by Bradesco is included.

ad

Statement of Adjusted Income – HSBC Brasil

(1) “Others” includes: Capitalization Bond Draws and Redemptions; and Insurance, Pension Plan and Capitalization Bond Sales Expenses.

c)    unusual event or operations

In the period, there were no unusual events or transactions involving the issuer, other than the extraordinary events stated in items 10.1.a and 10.1.h, which caused or are expected to cause significant impacts on its results.

10.4 - Significant Changes in Accounting Practices – Reservation and Emphases in the Auditor’s Opinion

Directors should comment:

a)   significant changes in accounting practices

Directors report that no significant changes were made to the accounting practices that Bradesco uses in the financial years ended December 31, 2016, 2015 and 2014.

b)   significant effects of changes in accounting practices

The Directors highlight that, although there have been no significant changes in accounting practices of Bradesco, it is noteworthy that, unlike the other publically-traded companies that are already using all of the “CPCs”, financial institutions use nine of the technical accounting standards issued by Brazil’s Accounting Standards Committee (CPC), that were approved by the National Monetary Council (CMN). The other CPC statements, interpretations and guidelines will only be applicable to financial institutions after approval by the National Monetary Council.

In 2016, there was the initial application of the CPC 33 – Benefits for Employees from Financial Institutions, according to requirements of the CMN. As we have already applied the requirements, due to this CPC having been approved previously by the CVM, there was no effect on our financial statements.

It is currently not possible to estimate when National Monetary Council will approve the other CPC accounting statements or if their adoption will be prospectively or retrospectively.

Below is a list of the nine CPC accounting statements approved by the National Monetary Council:

•         Resolution No. 3,566/08 – Asset impairment (CPC 01);

•         Resolution No. 3,604/08 – Statement of cash flows (CPC 03);

•         Resolution No. 3,750/09 – Related party disclosures (CPC 05);

•         Resolution No. 3,823/09 – Provisions, contingent liabilities and contingent assets (CPC 25);

•         Resolution No. 3,973/11 – Subsequent events (CPC 24);

•         Resolution No. 3,989/11 – Share-based payment (CPC 10);

•         Resolution No. 4,007/11 – Accounting policies, changes in accounting estimates and errors (CPC 23);

•         Resolution No. 4,144/12 – Basic conceptual pronouncement (R1); and

•         Resolution No. 4,424/15 – Benefits to Employees (CPC 33).

c)    Reservations and emphases in the auditor’s report

There were no disclaimers and emphases on the independent auditors’ report.

10.5 - Critical Accounting Policies

Directors should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests.

Bradesco has disclosed critical risk factors and accounting policies, in conformity with the best international transparency and Corporate Governance practices, in relation to possible political and economic situations in the domestic and foreign markets, which may directly impact the day-to-day of operations and, accordingly, the Bank’s financial position.

Our Directors believe that Bradesco’s results are subject to accounting policies, assumptions and estimates. It is Management’s responsibility to adopt fair accounting practices, in addition to using judgment while carrying out reasonable and conservative estimates to be used in the preparation of financial statements.

Regarding materiality, the items below describe the accounting policies deemed as critical, as well as the areas demanding better judgment or involving a high complexity level, which may affect our financial position and the result of our operations. The accounting estimates we carry out in this context cause us to make assumptions on issues involving uncertainties. In each case, if our estimates are not confirmed, in the comparison with effective results, there may be significant impacts on our financial situation or the results of our operations.

Allowance for doubtful accounts

The allowance for doubtful accounts is calculated in an amount sufficient to cover possible losses and take into account the rules and instructions issued by National Monetary Council and Brazilian Central Bank, together with the appraisals carried out by Management upon calculation of credit risks.

At the end of each period, the allowance for doubtful accounts is adjusted based on the analysis of our portfolio, including the estimate of losses in loan and leasing operations and other operations with credit characteristics.

In view of its nature, the definition of the allowance for doubtful accounts requires us to make judgments and assumptions related to our portfolios, both on individual and product-specific portfolio bases. Whenever we reassess the portfolio as a whole, a number of factors may affect the estimate of the probable losses, including which methodology we will adopt for measuring the historical delinquency rates and which historical period we will take into account to carry out such measurements. Other factors that may affect our judgment to set the amount regarding the allowance for doubtful accounts include as follows:

•         Brazilian general economic conditions and relevant conditions in the sector;

•         previous experience with the debtor or the relevant economy sector, including the recent experience of losses;

•         credit quality trends;

•         values loan securities;

•         volume, composition and growth of our portfolio;

•         the Brazilian government’s monetary policy; and

•         any delays in receiving information necessary to evaluate operations or confirm existing impairment.

We use models to help the analysis of our portfolios and define the required amount of the provision for losses. We use statistical factors to show losses and other risk indicators for groups of loans with similar risk characteristics to achieve an estimate of losses incurred by the portfolio. Although our models are often reviewed and improved, by their nature, they depend on our judgments made in relation to information and/or forecasts we receive. In addition, the Brazilian economy’s volatility may lead to greater uncertainty in our models than one would expect in more stable macroeconomic environments. Therefore, our provision for doubtful debt may not be indicative of actual future losses.

The process to calculate the level of provision for doubtful debt requires a high judgment level. It is possible that others, taking into account the same information, may at any time reach reasonably different conclusions.

Classification of Securities and Derivatives

Securities are classified into three categories: for trading, available for sale, and held to maturity. This classification is based on the Management’s intent of keeping or selling such securities. The accounting treatment to the securities we hold is dependent on how they are classified. Changes in the economic environment may alter our strategy in relation to a particular security, which would require a transfer between categories.

Evaluation of Securities and Derivatives

Financial instruments and derivatives recorded at fair value in our financial statements basically include securities classified as: (i) for trading; (ii) available for sale; and (iii) other trading assets, including derivatives. The fair value is defined as the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction not enforced among market participants on the date of measurement.

We estimate the fair value by using the market prices, as available. We note that the price may be affected by the volume of shares transacted, and may also fail to reflect the “control premiums” under share agreements with shareholders, which holds significant investments. However, the Management believes that market prices are the best indicators of fair value.

At the determination of the fair value, when market prices are not available, the Management’s judgment is made, as models depend on our judgment of weight assignable to different factors and the quality of information received. The factors used in these models include quotations by distributors, pricing models, prices of instruments with similar characteristics and discounted cash flows. Model-based pricing also uses information on interest rates, foreign exchange rates and volatility of options, whenever significant and available. Such as reliable market data while estimating the impact of keeping a large position is generally limited. We use likewise our judgment for estimating prices whenever there is no external parameter. If we make inaccurate assumptions or the model itself makes inaccurate correlations or assumptions, the amount of income or loss recorded for a specific asset or liability may be incorrect. Judgment should also determines whether a reduction in the fair value below the updated cost of a held-to-maturity or an available-for-sale security is not temporary, so that it would demand the possible recognition of impairment of the updated cost and that we may record this reduction as an expense. At that evaluation, if any devaluation is not temporary, the Management will decide which historic period should be considered and how severally a loss may be provisioned for.

These appraisal methods may lead Bradesco to have different results should the assumptions and estimates used fail to subsequently become real.

Tax Income and Social Contribution

The value determination of income tax and social contribution is complex, and therefore our evaluation is based on the analysis of our deferred fiscal assets and liabilities and income tax and social contribution payable. In general, the evaluation requires us to estimate the future amounts of deferred fiscal assets and income tax and social contribution payable. Evaluating the possibility of any deferred fiscal assets to be realized is subjective and involves uncertain evaluations and assumptions. Realization of deferred fiscal assets is subject to changes to future fiscal rates and the development of our tax planning strategies. Evaluations and assumptions may change over time as a result of unforeseen events or circumstances, thereby changing our initial judgment during the definition of our tax liabilities.

We continuously monitor and evaluate the impact of new tax laws on our liabilities, as well as new events likely to affect the evaluations and assumptions of our analysis of the possibility of deferred fiscal assets realization.

A significant judgment is required for the determination of the probability of a position on income tax and social contribution be sustained even after the result of any legal or administrative proceedings, on the basis of technical merits. An additional judgment is then required to determine the amount of benefit eligible to be recognized in our consolidated financial statements.

Impairment

The balances of securities classified as available-for-sale and held to maturity, in addition to non-financial assets (except for deferred tax credits), are reassessed at least on a yearly basis, to determine where there is any indication of impairment. When a loss is identified, we recognize an expense in income for the year. This occurs when the carrying amount of the asset exceeds its recoverable value.

We use a number of judgments to calculate the recoverable value, and accordingly we estimate the value of the most variable assets subject to impairment testing.

Technical provisions for insurance, pension plan and capitalization

Technical reserves are liabilities representing estimates of amounts to be due on of the future to our customers, stakeholders of pension plans, insured parties or their beneficiaries. The actuarial assumptions are based on our experience, and are periodically reviewed in relation to sector standards to assure actuarial credibility. However, significant changes in the experiences or assumptions may compel us to establish a provision for expected future losses on a product, establishing complementary provisions for premiums of insurance and contributions of pension plans. These provisions are set forth in short- or long-term agreements to forecast expected future losses.

For insurance, future claims to be paid include provisions for group and individual life, health, contingency, liability and damage insurance. These benefits are calculated using actuarial hypotheses for mortality rates, incapacity, expiry date, investment performance, inflation, expenses, and others. For long-term insurance agreements, when the actuarial hypotheses in a specific policy or group of policies are fulfilled, they will not be changed during the validity time of the policy. Liabilities recognized for claims include provisions for incurred but not reported claims and provisions for unsettled claims. We recognize claims as they occur. However, costs of claims occurred in a specific period will not be clearly recognized until we receive, process and pay such indemnities. We determine the liability amount through actuarial methods based on history of claim payments to estimate claim liabilities. Methods to determine such estimates and establish the values of the technical provisions are periodically reviewed and updated. The resulting adjustments are recognized in income for the respective period.

For pension plans, future benefits to be paid to participants or their beneficiaries include provisions for retirement, pension and redemptions, with actuarial hypotheses that take into account factors such as survivorship, interest rates, and disability, among others.

For capitalization bonds operations, future payments to our customers include provisions for prize draws and redemptions. These are calculated over par security values and adjusted for inflation.

Accounting provisions and contingent liabilities

We established accounting provisions recorded based the opinion of legal counsel, the nature of the lawsuits, similarity with previous proceedings, complexity and positioning of the courts, whenever the loss is deemed probable, which would cause a potential outflow of funds to settle the obligation, and when amounts can be reliably measured.

Contingent liabilities classified as possible losses are not recorded as liabilities in the financial statements and must only be stated in notes, when individually relevant, whereas the liabilities classified as remote losses do not require provisions or statements.

We continuously monitor lawsuits in progress in order to evaluate, among other things: (i) the nature and complexity thereof; (ii) the development of the proceedings; (iii) the opinion of our legal advisors; and (iv) our experience with similar cases. Upon determining whether a loss is likely to occur and estimating its value, we also consider:

a)      the probability of loss derived from claims occurred on or before the date of financial statements, which were identified by us after the date of such statements but before their publication; and

b)      the need to disclose claims or events occurred after the date of financial statements, but before their publication.

10.6 - Material Items not shown in Financial Statements

Directors should describe material items not shown in the issuer’s financial statements, and state:

a)   assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as:

i)        operating leases, assets and liabilities;

There are no relevant items that have not been evidenced in the financial statements.

ii) written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities;

There are no relevant items that have not been evidenced in the financial statements.

iii) agreements for the future purchase and sale of products or services;

There are no relevant items that have not been evidenced in the financial statements.

iv) agreements for constructions in progress;

There are no relevant items that have not been evidenced in the financial statements.

v) agreements for future receipt of financing;

There are no relevant items that have not been evidenced in the financial statements.

b)   other items omitted from the financial statements.

Below, we present the values that represent the total risk of off-balance sheet items:

The commitments of the credit values include limits for authorization of credit card, personal credit, real estate financing, conta garantida (guaranteed account) and overdraft. Such values consist basically in the credit operations contracted, not yet released, and limits not yet used by clients.

The guarantees offered are conditional commitments of loans issued to guarantee the performance of a client before a third party. According to these guarantees, generally, we have the right of recourse against the client to recover any amounts paid. In addition, we retain resources in cash or other guarantees of high liquidity to ensure these commitments. These operations, relate, in their vast majority, to operations of sureties and guarantees carried out with Corporate clients.

The letters of credit (credits opened for imports) are undertakings issued to guarantee the performance of a customer to a third party. We issue business letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions by the shipment of products. The contracts are subject to the same credit assessments applied in other credit concessions.

10.7 - Comments on Material Items not shown in Financial Statements

In relation to each of the items omitted from the financial statements referred to in item 10.6, the Directors should comment:

a)   how such items change or may eventually change revenues, expenses, operating result, financial expenses or other items of the issuer’s financial statements;

As described in item 10.6, we inform that, with regard to the guarantees provided and the letters of credit for import, the issuer receives a rate or a commission for the operation that sensitizes the revenue and consequently the operating income. If a problem occurs related to the capacity of a client making a payment, there may be the need for the constitution of provisions. Now regarding the commitments of credit values to be released, there will be only impact on the lines of income, if clients use these lines of credit.

b)   nature and purpose of operation;

Information mentioned in item 10.6.

c)    nature and amount of obligations and rights generated for the issuer under the operation.

Information mentioned in item 10.6.

10.8 - Business Plan

Directors should state and comment the principal elements of the issuer’s business, specifically exploring the following topics:

a)   investments, including: (i) quantitative and qualitative description of the investments in progress and expected investments; (ii) sources of investment financing; (iii) relevant divestitures in progress and expected divestitures;

As a necessary condition for its continuous growth, Bradesco invested, in 2016, R$6,595 million in Infrastructure, Information Technology and Telecommunications.

Funding for the above-mentioned investments was sourced from the Organization’s own working capital, primarily shareholders’ equity.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

b)   if already disclosed, the acquisition of plants, equipment, patents or other assets likely to materially influence the issuer’s production capacity should be indicated;

No acquisitions of plant, equipment, patents or other assets that are likely to materially affect our production capacity have been disclosed.

c)    new products and services, indicating: (i) description of the research in progress that has already been disclosed; (ii) total amounts spent by the issuer in research for the development of new products and services; (iii) projects in progress that have already been disclosed; (iv) total amounts spent by the issuer in the development of new products and services.

There are no new significant products and services, individually.

10.9 - Other Factors Material Affecting Operational Performance

Comment on other factors materially affecting operational performance that have not been identified or commented in the other items in this section:

There are no other factors that could materially affect our operational performance that have not been mentioned in this section.

Banco Bradesco S.A.
TaxPayers ID nº
60.746.948/0001-12
Company Registry
35.300.027.795
Núcleo Cidade de Deus, s/nº,
Vila Yara, Osasco, SP, CEP
06029-900

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2017

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.